Confidential Draft No. 3 as confidentially submitted to the Securities and Exchange Commission on February 1, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S‑1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CRICUT, INC.

(Exact name of registrant as specified in its charter)

Delaware	3559	87-0282025
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	Cricut, Inc. 10855 South River Front Parkway South Jordan, Utah 84095 (385) 351-0633

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ashish Arora Chief Executive Officer 10855 South River Front Parkway South Jordan, Utah 84095 (385) 351-0633

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Katharine A. Martin Rezwan D. Pavri Richard C. Blake Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Martin F. Petersen, Chief Financial Officer Donald B. Olsen, Executive Vice President, General Counsel Cricut, Inc. 10855 South River Front Parkway South Jordan, Utah 84095 (385) 351-0633	Jeffrey A. Chapman Stewart L. McDowell Gibson, Dunn & Crutcher LLP 2001 Ross Avenue, Suite 2100 Dallas, Texas 75201 (214) 698-3100

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                    , 2021.

               Shares

Cricut, Inc.

Common Stock

This is an initial public offering of shares of common stock of Cricut, Inc. We are offering to sell          shares of common stock in this offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . Cricut, Inc. intends to list the common stock on the Nasdaq Global Select Market under the symbol “CRCT.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future filings.

Following the completion of this offering, investment entities owned by, and other entities affiliated with, Petrus P.C. LLC will beneficially own approximately % of the total voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Global Select Market. See the section titled “Management—Controlled Company Exemption” for additional information.

See the section titled “Risk Factors” on page 16 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$—	$—
Underwriting discounts and commissions(1)	$—	$—
Proceeds, before expenses, to Cricut, Inc.	$—	$—

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                    shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on                      , 2021.

Goldman Sachs & Co. LLC	Morgan Stanley
Citigroup	Barclays
Baird

Prospectus dated                         , 2021.

Our Mission:

To help people live creative lives.

cricut

At Cricut, we place the power of professional handmade into the hands of all.

We give you beautiful, easy-to-use products to make something unique, remarkable and perfect. We surround you with community, inspiration and support to take your creativity further than you ever imagined. And together, we celebrate the exhilarating act of making every single day.

Because here's the remarkable truth: When we all make together, we make all things possible.

Let's make.

cricut.

TABLE OF CONTENTS

Prospectus

Through and including          , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

-i-

As used in this prospectus, unless expressly indicated or the context otherwise requires:

References to “common stock” refer (i) prior to our redomicile as a Delaware corporation to the Class A common stock, par value $0.01 per share of Cricut, Inc., a Utah corporation and (ii) after we redomiciled as a Delaware corporation in September 2020, to the common stock, par value $0.001 per share of Cricut, Inc., a Delaware corporation.

References to “Cricut,” “we,” “us,” “our,” the “company” and similar references refer: (i) prior to the consummation of the Corporate Reorganization described in the section titled “Corporate Reorganization” to Cricut Holdings, LLC and its consolidated subsidiaries and (ii) after the Corporate Reorganization to Cricut, Inc., and its consolidated subsidiaries.

The term “Corporate Reorganization” means the series of transactions as described under the section titled “Corporate Reorganization.”

-ii-

Prospectus Summary

This summary highlights selected information contained in more detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Our fiscal year ends on December 31, and our fiscal quarters end on September 30, December 31, March 31 and June 30.

CRICUT, INC.

At Cricut, our mission is to help people lead creative lives.

We have designed and built a creativity platform that enables our engaged and loyal community of 3.7 million users to turn ideas into professional-looking handmade goods. With our highly versatile connected machines, design apps and accessories and materials, our users create everything from personalized birthday cards, mugs and t-shirts to large-scale interior decorations and more. Our cloud-based software enables us to update the functionality and features of existing physical and digital products and to release new products that seamlessly integrate with our platform. This makes our platform broadly extensible and empowers our users to unlock ever-expanding creative potential.

Cricut often becomes a huge part of our users’ creative lives, serving as the foundation for their journey of creativity. Our users’ journeys typically begin with the purchase of a connected machine and expand across our family of products as users harness the power of our platform. Our users have demonstrated continued engagement with their connected machines over time, which results in purchases of subscriptions and accessories and materials long after they first purchase a connected machine. As of September 30, 2020, 63% of our users created on their connected machines in the last 90 days and 84% created on their connected machines in the last 365 days.

We enable our users to be inspired, create and share projects with the Cricut community and to follow others doing the same. Our community of users has scaled significantly over time, and our number of users grew by 55% from September 30, 2018 to September 30, 2019 and 66% from September 30, 2019 to September 30, 2020.

Our software integrates our connected machines and design apps, allowing our users to create and share seamlessly. Our software is cloud-based, meaning that users can access and work on their projects anywhere, at any time, across any desktop or mobile device. Our software aggregates billions of data points of our users’ contributions, giving us valuable insights into our users’ preferences and behaviors. We use our data science capabilities to continuously improve our software and products, driving further engagement. As a result, our business model is characterized by strong user engagement and diversified sales across product categories.

Our portfolio of connected machines cut, write, score and create decorative effects using a wide variety of materials including paper, vinyl, leather and more. We strive for our users’ journeys to be both inspiring and intuitive, so we take great care to design connected machines that are beautiful and easy to use. Our connected machines are designed for a wide range of uses and are available at a variety of price points:

•	Cricut Joy for personalization on-the-go, $179.99 MSRP
•	Cricut Explore for cutting, writing and scoring, $249.99 MSRP
•	Cricut Maker for cutting, writing, scoring and adding decorative effects to a wider range of materials, $399.99 MSRP

We offer free design apps, in-app purchases and subscription offerings that enable our users to create and complete projects. On our apps, users can find inspiration, purchase or upload content like fonts and images, design a project from scratch or find a vast array of ready-to-make projects on both mobile and desktop devices. All users can access a select number of free images, fonts and projects from our design apps or upload their own. In addition, we offer a wider selection of images, fonts and projects for purchase à la carte, including licensed content from partners with well-known brands and characters, like major motion picture studios. We also provide two subscription offerings, Cricut Access and Cricut Access Premium. Cricut Access provides users with a subscription to a curated and growing design library of over 125,000 images, 6,000 ready-to-make projects and hundreds of fonts, as well as other member benefits, such as discounts and priority Cricut Member Care, our customer support service. Cricut Access Premium includes all of the benefits of Cricut Access as well as additional discounts and preferred shipping. As of September 30, 2020, we had nearly 1.2 million Paid Subscribers to Cricut Access and Cricut Access Premium.

We also sell a broad range of accessories and materials that help bring designs to life, from advanced tools like heat presses to Cricut-branded rulers, scoring tools, pens, paper and iron-on vinyl. These products are designed to work seamlessly and easily with our connected machines, which is why we see many of our users purchase Cricut-branded accessories and materials. Creating projects often drives repeat purchases of accessories and materials for years after a user first buys a connected machine, demonstrating ongoing engagement with our platform.

Many of our users share a love of our brand, products and mission, which fosters a loyal community of users who are deeply engaged with Cricut. Every project is an opportunity to start a conversation, both with us and with each other. We often see our users inspire, teach and create together. There are over three million Cricut followers and many independently-run Cricut groups across social media. Users often self-organize, host independent events and meet up in person across the globe.

Our community creates a reinforcing network effect. As the number of our users grow, so does the number of projects made and shared physically or digitally. This generates even more shared projects and word-of-mouth that in turn helps to grow our community. This community network effect has allowed us to efficiently acquire new users and drive sales by word-of-mouth referrals, complimented by our targeted sales and marketing efforts.

We generate revenue from the sale of our connected machines, subscriptions and accessories and materials. We sell our products through brick-and-mortar retail partners, including Hobby Lobby, HSN, Jo-Ann, Michaels, Target and Walmart, as well as through online channels such as Amazon and cricut.com.

We are a fast-growing, scaled and profitable business. For 2018 and 2019, we generated:

•	Total revenue of $340 million and $487 million, respectively, representing 43% year-over-year growth
•	Net income of $27 million and $39 million, representing 43% year-over-year growth
•	EBITDA of $46 million and $63 million, respectively, representing 36% year-over-year growth

For the nine months ended September 30, 2019 and 2020, we generated:

•	Total revenue of $313 million and $588 million, respectively, representing 88% year-over-year growth
•	Net income of $31 million and $93 million, respectively, representing 196% year-over-year growth
•	EBITDA of $48 million and $131 million, respectively, representing 171% year-over-year growth

Our Industry

We both influence and benefit from powerful secular tailwinds:

•

Personalization is a Global Mega Trend. Today, more and more people want to be surrounded by personalized items. According to a study by Deloitte, one in four consumers are willing to pay more to receive a personalized product or service. We empower individuals to personalize, and the number one reason why people buy our connected machines is personalization.

•

Digitization of Tools. Consumers have access to more tools in the digital world than ever before. Cricut has built on this trend by offering both digital and physical tools and, more importantly, bridging these two worlds together.

•

Technology is Enabling a New Generation of Entrepreneurs. The rapid growth of marketplaces and commerce enablement platforms creates economic opportunities for millions of creative entrepreneurs. Individual entrepreneurs value supplemental income, flexibility and the opportunity to do what they love for a living. Twenty-nine percent of our users make projects to sell.

•

Social Media is Enabling a New Wave of Creativity. The ubiquity of social media is a key driver of global consumer engagement with new creative endeavors. Billions of people globally engage on social media every month and spend an average of more than two hours per day on social networks and messaging apps. Through social media, people can be inspired by new ideas or projects anywhere and anytime. We have a powerful social media presence, and help our users turn virtual inspiration into beautiful, physical things.

Our Opportunity

We believe that everyone is innately creative and thus anyone can be a part of the Cricut community of users. This presents us with a large, untapped market opportunity in addition to our current user base. We quantify our market opportunity in terms of a Serviceable Addressable Market, or SAM, and a Total Addressable Market, or TAM. We commissioned a study from YouGov America in September 2020 across 11 countries. The sample size of those surveyed in each country included over 1,000 individuals ages 18 and older. To calculate our SAM and TAM, we extrapolate these survey results across the general population ages 18 and older in each country.

Our SAM consists of the portion of individuals surveyed who said they have made at least one creative project in categories addressed by our current products in the last 12 months, whom we call “active creatives.” Our TAM includes the individuals in our SAM as well as the portion of individuals surveyed who said they like, buy, used to make or are interested in creating personalized, handmade or custom items, whom we call “potential creatives” but who have not made at least one creative project in categories addressed by our current products in the last 12 months. Our SAM includes active creatives who we address with our current product and price points. Our TAM includes potential creatives who we believe we can reach over the long term as we make products for new uses and products that are even more accessible, easier to use and available at a broad set of price points. We assess our SAM and TAM in the United States and Canada and internationally. Today, a small portion of our revenue is generated from countries outside the United States and Canada. We currently classify four of these countries, Australia, France, Germany and the United Kingdom, as our primary international target markets and include them in our international SAM and TAM.

Based in part on the YouGov America study we commissioned, we estimate that our SAM in the United States and Canada consists of over 85 million people. As of September 30, 2020, we had 3.7 million users, the vast majority of whom are in the United States and Canada, implying less than 5% penetration of our SAM in those markets. We estimate that our SAM among our primary international target markets consists of over 44 million people. Accordingly, we estimate our total SAM is over 129 million individuals.

We estimate that there are over 163 million potential creatives in the United States and Canada and over 109 million potential creatives in our primary international target markets. We estimate that our United

States and Canada TAM includes over 248 million individuals, which reflects our belief that all people, regardless of demographic, can be creative and part of the Cricut community. Our TAM among our primary international target markets includes over 153 million individuals, for a combined TAM of approximately 402 million individuals. We believe our products could achieve broader adoption in a number of countries beyond our primary international target markets that also have large populations engaging in creative activities and represent a similar product-market fit.

Because our products make creativity accessible, we believe our opportunity is much larger than the estimates of the size of the traditional craft market. The Association for Creative Industries estimated that the traditional craft market, which is comprised of items and supplies purchased for creative activities, in the United States was $36.2 billion in the twelve months ended September 2017. We put production power into the hands of our users by allowing them to create their own professional-looking homemade goods instead of purchasing manufactured goods from a third party, meaning that our products and the projects created by our users touch a broad array of markets that go beyond the traditional craft market. For example, the goods that users can produce or customize using our platform fall into multiple large market categories, some of which may overlap. The 2020 estimated markets for such categories were $4.1 billion for cards and calendar; $9.7 billion for stationery; $26.5 billion for seasonal décor; $55.1 billion for wedding-related services1; $11.3 billion for organization2 and $21.5 billion for custom gifts3.

The Cricut User Journey

Creative individuals come to Cricut and quickly become engaged users who can express themselves both individually and as part of a large and passionate community. As of September 30, 2020, 96% of our users are women. Many users also earn income through products they create on Cricut. According to a survey of our users that we conducted in October 2020:

•	88% of new users want to make a broad range of products
•	29% make projects to sell
•	78% say crafting helps them with their mental well-being
•	87% say crafting inspires feelings of accomplishment

[1]	The preceding statements are from IBIS World. See the section titled “Market, Industry and Other Data.”
[2]	The preceding statement is from The Freedonia Group, a division of MarketResearch.com. See the section titled “Market, Industry and Other Data.”
[3]	The preceding statement is from Technavio. See the section titled “Market, Industry and Other Data.”

A user’s journey evolves after their first purchase. New users typically intend to create a broad range of products but may start with one or two intended uses and grow with Cricut over time. For example, a user may buy a connected machine and begin by making cards but later branch out to t-shirts, wall decals and more. As we launch new software and products, and as our community continues to grow and share on our platform and on social media, we have the opportunity to continually refresh this relationship and expand the versatility of our platform.

Our large and loyal community of users engage with Cricut and each other across our design apps and on social media. Users can share projects they created, and other users can be inspired and access and create that same project. These teaching and inspiration moments enhance our monetization opportunities as projects often lead users to purchase images, fonts, accessories and materials.

How We Go to Market

Many of our users hear about our products through word-of-mouth. With 91% of our users creating products for their friends and family, word-of-mouth marketing continues to be one of the most efficient and effective ways we attract new users. In 2020, 42% of new users first heard about Cricut through friends and family. We also use digital and social media marketing to attract users.

We sell our connected machines and accessories and materials through our brick-and-mortar and online retail partners, as well as through our website at cricut.com. In 2019 and the nine months ended September 30, 2020, 52% and 51%, respectively, of our revenue was generated through brick-and-mortar sales and 48% and 49%, respectively, was generated through online channels.

Our Competitive Strengths

Our competitive strengths include:

•

Our Vertically Integrated Platform Encourages Continual Engagement. Our platform accompanies a user from an idea to a finished project, with Cricut providing the connected machines, design apps and accessories and materials to make this a seamless journey.

•

We Build Beautiful, Inspiring and Easy-to-Use Products. Our mission is rooted in our passion for design, and this passion comes to life in the beautiful products we build and experiences we create. Our goal is to provide users with an experience that is both inspiring and intuitive, and we take great care to make our products easy to use. Our elegant products are backed by deep user experience, software, technology and engineering expertise.

•

We Designed our Platform to be Able to Constantly Evolve so We Can Find New Ways to Delight Users. We constantly innovate and offer new products and functionality to provide users with new capabilities for their existing connected machines. New products are integrated seamlessly into existing connected machines with updates to our software, infrastructure and content. We aim to give our users the freedom to create without limitations while improving their experience along the way.

•

We Have a Strong and Loyal Community of Users. Creating with Cricut can be a highly social activity. We have a strong and loyal community of users who are deeply engaged with Cricut and in turn help grow our community. This engagement has allowed us to efficiently acquire new users and drive sales by word-of-mouth referrals, complimented by our targeted sales and marketing efforts.

•

We Have a Positive Impact on Our Users, in Good Times and in Bad. Our products enable users to express their creativity, which makes them feel accomplished and confident, powerful emotions that help create a relationship and love between our brand and our users. Crafting allows people to save money by creating their own gifts or to earn income selling handmade goods. Given the positive emotions connected with crafting, our users create to celebrate and also as a respite during difficult times.

Our Growth Strategy

These are key elements of our growth strategy:

•

Reach More Users. We have a significant opportunity to bring more users to our platform by enhancing our brand and product awareness in both the United States and Canada and in the other geographies where we currently sell our products. We intend to pursue this opportunity in part through digital and social media marketing, retail partners and word-of-mouth referrals.

•

Increase Monetization from Current Users. We believe that by finding new ways to inspire our users with their existing connected machines, we can sell more content and accessories and materials. By enhancing our subscription offerings, we also believe we can grow our subscription base over time.

•

Continuously Improve Ease of Use and User Experience. We plan to continue to broaden our demographic appeal, further penetrate our SAM and continue to expand and penetrate our TAM by making our products even easier to use and educating users on our products and their capabilities.

•

Launch New Products in New Categories. We plan to keep current users engaged by launching new products and services that attach seamlessly to our existing platform. We also plan on expanding our offerings to serve a larger portion of our SAM, including connected machine offerings with new uses to capture additional customer segments.

•

Expand Internationally. We believe there is a significant opportunity for Cricut to grow internationally. We began our international expansion by launching in Australia, Canada, France, Germany and the United Kingdom. We have also localized our design apps in several languages such as French, German, Portuguese and Spanish. We will continue to pursue disciplined international expansion by targeting countries with large populations of active creatives where we believe the Cricut value proposition will resonate.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks include, but are not limited to, the following:

•	risks regarding our ability to attract and engage with our users, including anticipating their product preferences;
•	competitive risks in each of our three segments: Connected Machines, Subscriptions and Accessories and Materials;
•

supply chain, manufacturing, distribution and fulfillment risks, including our being primarily dependent on a single China-based manufacturer and on limited sources of supply for components, accessories and materials;

•	international risks, including regulation and tariffs that have materially increased our costs and the potential for further trade barriers or disruptions;
•	sales and marketing risks, including our dependence on sales to brick-and-mortar and online retail partners and our need to continue to grow online sales;
•

risks relating to the complexity of our business, which includes connected machines, custom tools, hundreds of materials, design apps, e-commerce software, subscriptions, content, international production, direct sales, and retail distribution, particularly for a company of our relative size;

•	risks related to product quality, safety and warranty claims and returns;
•	risks related to protection of our intellectual property, as well as to cybersecurity and potential data breaches; and

•	risks related to our dependence on our Chief Executive Officer.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be adversely affected.

Summary of Corporate Reorganization

Prior to the consummation of this offering, we will engage in a series of related corporate reorganization transactions as follows:

•	Cricut, Inc. will engage in a forward stock split;
•	Cricut, Inc. will file an amended and restated certificate of incorporation; and
•

Cricut Holdings, LLC, or Cricut Holdings, will dissolve and liquidate in accordance with the terms and conditions of its existing limited liability company agreement, pursuant to which the holders of existing units in Cricut Holdings, or the Existing Unitholders, will receive 100% of the capital stock of Cricut, Inc., its sole asset, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock to be sold in this offering. We refer to this transaction in this prospectus as the “Cricut Holdings Liquidation.” Cricut Holdings will cease to exist following the Cricut Holdings Liquidation.

We refer to the foregoing transactions, collectively, as the “Corporate Reorganization.”

As a result of the Corporate Reorganization and the subsequent consummation of the offering described in this prospectus:

•

investors in this offering will collectively own            shares of common stock (or             shares of common stock if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full);

•	Existing Unitholders will collectively own shares of common stock of Cricut, Inc.; and
•	Existing Unitholders will collectively own shares of either restricted stock or restricted stock units, or RSUs of Cricut, Inc.

In connection with the Corporate Reorganization, all of the outstanding equity awards of Cricut Holdings (which are currently comprised of purchased units, incentive units and zero strike price incentive units) will be converted into shares of the common stock, restricted stock or RSUs of Cricut, Inc., as applicable, and all of the outstanding phantom units of Cricut Holdings will be equitably adjusted and converted into either shares of restricted stock of Cricut, Inc. or paid in cash, to the extent permitted in each applicable jurisdiction. The portion of each outstanding equity award that is vested as of immediately prior to the consummation of the Corporate Reorganization will be converted into shares of our common stock and the portion of each outstanding equity award that is unvested as of immediately prior to the consummation of the Corporate Reorganization will be converted into shares of Cricut, Inc.’s restricted stock or RSUs, as applicable. The shares of restricted stock and the RSUs will be subject to the same vesting conditions that apply to the unvested units or unit equivalents, as applicable, underlying the outstanding equity award from which such shares are converted.

See the sections titled “Corporate Reorganization” and “Certain Relationships and Related Party Transactions” for additional information.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, public conference calls, webcasts, our company news site at cricut.com/press and blog posts on our corporate website.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were originally incorporated under the laws of the State of Utah in June 1969 as Provo Craft & Novelty, Inc. and changed our name to Cricut, Inc. in March 2018. In September 2020, we redomiciled as a Delaware corporation. Pursuant to the terms of the Corporate Reorganization that will be completed prior to the consummation of this offering, Cricut Holdings will dissolve and, in liquidation, will distribute all of the shares of capital stock of Cricut, Inc. to its members in accordance with the limited liability company agreement of Cricut Holdings.

For more information on the Corporate Reorganization and ownership of our common stock, see the sections titled “Corporate Reorganization” and “Principal Stockholders.”

Our principal executive offices are located at 10855 South River Front Parkway, South Jordan, Utah 84095, and our telephone number is (385) 351-0633. Our corporate website address is cricut.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Cricut,” “Cricut Access,” “Cricut Access Premium,” “Cricut EasyPress,” “Cricut Explore,” “Cricut Maker,” “Design Space,” “Infusible Ink,” “Adaptive Tool System,” “Cut Smart,” “QuickSwap,” our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Cricut, Inc., Cricut Holdings and their subsidiaries. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, trade names and service marks referenced in this prospectus are listed without the ™, ® and SM symbols, but we will assert our rights to our trademarks, trade names and service marks to the fullest extent under applicable law.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;
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an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;
•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Common stock offered by us	shares

Common stock outstanding after this offering	shares

Underwriters’ option to purchase additional shares of common stock from us	shares

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $            (or approximately $             if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use a portion of the net proceeds from this offering to pay $          for the cash settlement of  outstanding phantom units of Cricut Holdings (or approximately $             if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the remaining net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights

Shares of our common stock are entitled to one vote per share. See the section titled “Description of Capital Stock” for additional information.

Entities affiliated with Petrus P.C. LLC, or Petrus, who after this offering will control more than        % of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors. See the section titled “Principal Stockholders” for additional information.

Controlled company

After the consummation of this offering, we will be considered a “controlled company” for purposes of the rules of the Nasdaq Global Select Market, or the Exchange, as entities affiliated with Petrus will, in the aggregate, control approximately          % of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the Exchange corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company.” See the section titled “Principal Stockholders” for additional information. As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (i) a majority of our board of directors consists of “independent directors” as defined under the rules of the Exchange, (ii) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities and (iii) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. As a result, we may not have a majority of independent directors on our board of directors or an entirely independent compensation committee or nominations committee, unless and until such time as we are required to do so. See the section titled “Management—Controlled Company Exemption” for additional information.

Dividend policy

We do not currently intend to pay dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is also limited by our credit agreement with JPMorgan Chase Bank, N.A., Citibank, N.A. and Origin Bank, or the New Credit Facility, and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See the sections titled “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

Proposed trading symbol	“CRCT”

Corporate Reorganization

The issuer in this offering, Cricut, Inc., is a Delaware corporation and is a wholly owned subsidiary of Cricut Holdings. Pursuant to the terms of the Corporate Reorganization that will be completed prior to the consummation of this offering, Cricut Holdings will dissolve and, in liquidation, will distribute all of the shares of capital stock of Cricut, Inc. to its members in accordance with the limited liability company agreement of Cricut Holdings. See the section titled “Corporate Reorganization” for additional information.

The number of shares of our common stock that will be outstanding after this offering is based on an aggregate of                shares of our common stock outstanding as of December 31, 2020, and includes:

•

               shares of our common stock that were outstanding as of December 31, 2020, upon consummation of the Corporate Reorganization (based on an assumed initial offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus); and

•

               shares of our common stock that are issuable upon settlement of              phantom units, in jurisdictions where permitted, that were outstanding as of December 31, 2020, which settlement will occur in connection with the Corporate Reorganization (based on an assumed initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

The number of shares of our common stock outstanding as of December 31, 2020 excludes the following:

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of:
○

               shares of common stock, reserved for future issuance under our 2021 Equity Incentive Plan, or our 2021 Plan (including shares of common stock issuable upon the exercise of stock options and vesting and settlement of RSUs which we intend to grant in connection with this offering as set forth below), as well as any annual increases in the number of shares of common stock reserved for future issuance under our 2021 Plan, which plan will become effective in connection with the completion of this offering;

○

               shares reserved for future issuance under our 2021 Plan include             shares of common stock (based on an assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) issuable upon the exercise of stock options which we intend to grant in connection with this offering; and

○

               additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our 2021 ESPP, which plan will become effective in connection with the completion of this offering.

Except as otherwise indicated or the context otherwise requires, all information in this prospectus assumes:

•	the completion of the Corporate Reorganization;
•	no vesting and settlement of outstanding incentive units, zero strike price incentive units, or phantom units, as applicable, subsequent to December 31, 2020; and
•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2019 and 2020, and the summary consolidated balance sheet data as of September 30, 2020 from our unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated interim financial statements have been prepared on a basis consistent with our audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, includes all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of our future results. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. The last day of our fiscal year is December 31.

	Year Ended December 31,		Nine Months Ended September 30,
(in thousands, except for per share amounts)	2018	2019	2019	2020
Consolidated Statements of Operations Data:			(unaudited)
Revenue:
Connected machines	$147,081	$198,144	$118,183	$245,799
Subscriptions	31,300	53,829	38,218	74,414
Accessories and materials	161,407	234,581	156,522	267,851
Total revenue	339,788	486,554	312,923	588,064
Cost of revenue:
Connected machines(1)	127,546	176,894	100,658	205,645
Subscriptions(1)	5,027	8,827	6,079	8,961
Accessories and materials(1)	96,119	158,483	103,954	165,833
Total cost of revenue	228,692	344,204	210,691	380,439
Gross profit	111,096	142,350	102,232	207,625
Operating expenses:
Research and development(1)	24,056	26,674	19,037	27,784
Sales and marketing(1)	30,698	40,110	27,927	39,544
General and administrative(1)	18,363	22,005	13,228	19,368
Total operating expenses	73,117	88,789	60,192	86,696
Income from operations	37,979	53,561	42,040	120,929
Other income (expense):
Interest income (expense), net	(1,934)	(3,291)	(2,062)	(1,081)
Other income (expense), net	108	(2)	(1)	(163)
Total other income (expense), net	(1,826)	(3,293)	(2,063)	(1,244)
Income before provision for income taxes	36,153	50,268	39,977	119,685
Provision for income taxes	8,721	11,057	8,555	26,555
Net income	$27,432	$39,211	$31,422	$93,130
Net income attributable to common stockholders(2)	49,337	39,211	31,422	93,130
Earnings per share attributable to common stockholders, basic and diluted(2)	$15.23	$12.11	$9.70	$28.76
Weighted-average common shares outstanding used to compute earnings per share attributable to common stockholders, basic and diluted(2)	3,238,427	3,238,427	3,238,427	3,238,427

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Cost of revenue
Connected machines	$11	$2	$2	$5
Subscriptions	51	11	8	22
Accessories and materials	—	—	—	—
Total cost of revenue	62	13	10	27
Research and development	5,467	881	675	1,984
Sales and marketing	2,843	623	307	2,278
General and administrative	2,006	328	205	672
Total stock-based compensation expense	$10,378	$1,845	$1,197	$4,961

(2)

See Note 1, Note 2 and Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate basic and diluted net income per share.

	As of September 30, 2020
	Actual	As Adjusted(1)(2)
Consolidated Balance Sheet Data:
(in thousands)
Cash and cash equivalents	$67,507
Working capital	133,701
Total assets	419,548
Term loan, net of current portion	—
Total liabilities	255,218
Total stockholders’ equity	164,330

(1)

The as adjusted column in the balance sheet data above reflects the sale and issuance of shares of our common stock by us in this offering, at the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

The as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of our cash and cash equivalents, working capital, total assets, term loan, net of current portion, total liabilities and total stockholders’ equity by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, working capital, total assets, term loan, net of current portion, total liabilities and total stockholders’ equity by $          million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Business and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics and non-generally accepted accounting principles financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. For more information regarding our use of these non-GAAP financial measures and reconciliations to the most directly comparable financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, see the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measures.”

	As of December 31,		As of September 30,
	2018	2019	2019	2020
Users (in thousands)	1,685	2,525	2,221	3,681
Percentage of Users Creating in Trailing 90 Days	N/A	64%	60%	63%
Paid Subscribers (in thousands)	417	604	536	1,164

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Subscription ARPU	$23.19	$25.57	$19.57	$23.98
Accessories and Materials ARPU	$119.61	$111.44	$80.14	$86.33
EBITDA (in millions)	$46.10	$62.67	$48.36	$130.86

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes and all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as described below. The principal factors and uncertainties that make investing in our common stock risky include, among others:

•	risks regarding our ability to attract and engage with our users, including anticipating their product preferences;
•	competitive risks in each of our three segments: Connected Machines, Subscriptions and Accessories and Materials;
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supply chain, manufacturing, distribution and fulfillment risks, including our being primarily dependent on a single China-based manufacturer and on limited sources of supply for components, accessories and materials;

•	international risks, including regulation, tariffs that have materially increased our costs and the potential for further trade barriers;
•	sales and marketing risks, including our dependence on sales to brick-and-mortar and online retail partners and our need to continue to grow online sales;
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risks relating to the complexity of our business, which includes connected machines, custom tools, hundreds of materials, design apps, e-commerce software, subscriptions, content, international production, direct sales, and retail distribution, particularly for a company of our relative size;

•	risks related to product quality, safety and warranty claims and returns;
•	risks related to protection of our intellectual property, as well as to cybersecurity and potential data breaches; and
•	risks related to our dependence on our Chief Executive Officer.

Risks Related to Our Industry and Business

If we are not able to attract and engage with our users, our business and rate of growth could be adversely affected.

Since launching our first connected machine, we have built a loyal and growing community of users that has reached substantial scale. Our business and rate of growth is dependent upon our ability to attract and engage with our users. We cannot ensure that our efforts to attract and engage with users will be successful or that we will be able to maintain sales to our users. There are a number of factors that could impact our number of users and our ability to increase sales to users, including:

•	a decline in the public’s interest in do-it-yourself, or DIY, crafting activities;
•	pricing, perceived value and ease of use of our connected machines and accessories and materials as well as our subscriptions;
•	our ability to satisfy demand for and deliver quality products and value for subscriptions;
•	sales of competitive products;
•	our failure to broaden our demographic appeal;
•	our ability to continue to improve the user experience in each aspect of our business and successfully educate our users about our products;
•	our failure to capitalize on growth opportunities;
•	our inability to meet the challenges resulting from fast-paced changes in technology;
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the failure of our connected machines to communicate or sync properly with Cricut-authorized design apps, including our Design Space apps, or other third-party applications such as Android, iOS and Windows;

•

unsatisfactory experiences with our products, including with respect to the use, purchasing or delivery of our products or with Cricut Member Care, including public disclosure of those experiences through social media or other communications from our community;

•	our failure to increase our international presence, including the failure to translate and localize our digital content and subscriptions, or the failure to further expand internationally;
•	decreased word-of-mouth referrals from our community or failed marketing efforts; and
•	deteriorating general economic conditions or changes in consumer spending preferences or buying trends.

As a result of these factors, we cannot be sure that we will be successful in attracting and engaging with users, or increasing sales to our users, at levels that will be adequate to maintain or grow our business.

Our revenue growth rate and financial performance in recent periods may not be indicative of our future performance, and we expect our revenue growth rate to decline compared to prior years.

We have experienced rapid revenue growth in recent periods, with revenue of $313 million and $588 million for the nine months ended September 30, 2019 and 2020, respectively. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods. As we grow our business, we expect our revenue growth rates to decline compared to prior years due to a number of reasons, including more challenging comparisons to prior periods as our revenue grows, slowing demand for our products and subscriptions, increasing competition, a decrease in the growth of our overall market and our failure to capitalize on growth opportunities. For example, during the COVID-19 pandemic, we have seen significant growth in sales online through the online channels of our brick-and-mortar or online retail partners as well as through our website in 2020, but there can be no assurance that online sales will remain at these levels in the future or that we will be able to continue to significantly grow our online channels.

If we are unable to anticipate user preferences and successfully develop and introduce new, innovative and updated products in a timely manner, our business may be adversely affected.

Our success in maintaining and increasing our user community depends on our ability to identify trends, as well as to anticipate and react to changing preferences, which cannot be predicted with certainty. If we are unable to introduce new or enhanced products, or additional designs and projects, in a timely manner, if such new offerings are not accepted by our user community or if our competitors introduce similar offerings faster than we do, our business may be adversely affected. We also need to successfully educate our users on new offerings or improvements to current offerings. Moreover, our new offerings may not receive market acceptance if preferences change rapidly to different types of personal DIY offerings or away from these types of offerings altogether. Our future success depends in part on our ability to anticipate and respond to these changes as well as to improve the user experience in each aspect of our business. For example, some users find our connected machines to be challenging to use or may require user education in order to operate them efficiently or have the best user experience. If we are not able to make our connected machines easier to use or improve user education and experience, it may have an adverse effect on our business. In addition, failure to anticipate and respond in a timely manner to changing user preferences could lead to, among other things, reduced word-of-mouth referrals, lower sales, lower subscription rates, pricing pressure, lower gross margins, discounting of our existing products and excess inventory levels.

Even if we are successful in anticipating user preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality products. Development and launch of new or enhanced products is time-consuming and requires significant financial investment, which could result in increased costs and a reduction in our profit margins. We have experienced, and may in the future experience, delays in the planned release dates of new products. Delays could result in adverse publicity (if potential new product announcements are leaked and then delayed), loss of sales and delay in market acceptance, any of which could cause us to lose or fail to engage with existing users or impair our ability to attract new users. In addition, the introduction of new products by competitors could adversely affect our ability to compete. Any delay or failure in the introduction of new products could harm our business, results of operations and financial condition.

Moreover, we must successfully manage the introduction of new or enhanced products, which could adversely affect the sales of our existing products. For instance, users may choose to forgo purchasing existing connected machines in advance of new product launches, and we may experience higher returns from users of existing products after a new product launch occurs. As we introduce new or enhanced products, we may face additional challenges related to managing a more complex supply chain and manufacturing process, including the time and cost associated with onboarding and overseeing additional suppliers, contract manufacturers and third-party logistics partners. We may also face challenges managing the inventory of new or existing products, which could lead to excess inventory and discounting of such products. In addition, new or enhanced products may have varying selling prices and costs compared to legacy products, which could negatively impact our gross margins and results of operations.

We derive a significant portion of our revenue from sales of our connected machines, and a decline in sales of our connected machines would adversely affect our future revenue and results of operations.

We derive a significant portion of our revenue from sales of our connected machines. Any factors adversely affecting sales of our connected machines, including introduction by competitors of comparable machines at lower price points, a maturing product lifecycle, shortages in our supply or inventory of connected machines, a decline in consumer spending or other factors discussed elsewhere in this Risk Factors section, could result in a decline in sales of our connected machines, which would adversely affect our future revenue and results of operations. Moreover, because we derive a significant portion of our revenue from the sale of subscriptions and accessories and materials as an extension of the sales and use of our connected machines, any material decline in the sales and use of our connected machines would also have a pronounced impact on the sales of subscriptions and accessories and materials, which would adversely affect our future revenue and results of operations.

Our results of operations could be adversely affected if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory, the manufacturing capacity of our contract manufacturers or their component supply.

Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products, changes in demand for the products of our competitors, unanticipated changes in general market or economic conditions or changes in consumer confidence in future economic conditions. This risk may be exacerbated by the fact that we do not have the manufacturing capacity or supply-chain flexibility to satisfy short-term demand increases. For example, during the COVID-19 pandemic and stay-at-home orders, we saw significant growth in sales in 2020, which has strained our inventory levels and caused shortages that likely resulted in lost sales. If we fail to accurately forecast consumer demand, we may experience insufficient or excess inventory levels or a shortage or surplus of products available for sale. If we underestimate demand or are otherwise unable to meet consumer demand, we could experience loss of revenue, reputational harm and damaged relationships, including through social media or other communications from our community, and adversely affect our business, financial condition and results of operations. If we forecast inventory levels in excess of consumer demand, this may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brand image.

We depend on sales to brick-and-mortar and online retail partners, including a limited number of sophisticated key brick-and-mortar and online retail partners. The loss or substantial decline in volume of sales to any of our key brick-and-mortar and online retail partners could adversely affect our financial performance.

Our financial performance has been and will continue to be significantly determined by our success in attracting and retaining brick-and-mortar and online retail partners. For the nine months ended September 30, 2020, our top seven brick-and-mortar and online retail partners accounted for 62% of product revenue. We anticipate that this concentration will continue for the foreseeable future.

We are dependent on our brick-and-mortar and online retail partners to manage the sales of our products in their stores and on their websites. For example, we depend on brick-and-mortar retail partners to provide adequate and attractive space for our products and point of purchase displays in their stores and to employ, educate and motivate their sales personnel to sell our products. We also depend on our brick-and-mortar and online retail partners to adequately market our products on their websites and provide a positive online shopping and shipping experience for their customers. However, we generally do not have significant input or control over the display or promotion of our products by our brick-and-mortar and online retail partners, and they are generally not prohibited from promoting products of our competitors.

Our key brick-and-mortar and online retail partners have demanded and may in the future demand heightened security, product safety or packaging requirements and specified service levels. If we fail to meet these requirements, we may not only lose a brick-and-mortar and online retail partner, but we may have to pay significant punitive costs or retailer-imposed fines for such failures. We also impose policies and guidelines on our brick-and-mortar and online retail partners through our contractual agreements. If a retailer fails to follow the policies and guidelines in our sales agreements, we may choose to temporarily or permanently stop shipping product to that retailer, which could adversely affect our revenue and results of operations.

Because our key brick-and-mortar and online retail partners have dominant positions in their markets, a loss of any key retailer may not be easily replaced. The loss or substantial decline in volume of sales to our key brick-and-mortar and online retail partners would adversely affect our financial performance. Moreover, if we are not able to meet demand from our key brick-and-mortar and online retail partners, they may limit or eliminate our shelf space, fail to feature our products on their websites or cease to offer our products and instead offer or promote products from our competitors who are able to meet their demands.

If the financial condition of one or more of our key brick-and-mortar and online retail partners weakens, a key retailer stops selling our products or uncertainty regarding demand for some or all of our products causes one or more of these brick-and-mortar and online retail partners to reduce its ordering and marketing of our products, it could decrease revenue from sales to brick-and-mortar and online retail partners and adversely affect our total revenue. Financial difficulties for one or more of our key brick-and-mortar and online retail partners could also expose us to financial risk if such retailer were unable to pay for the products purchased from us. We may not be able to collect our receivables from our brick-and-mortar and online retail partners, or we may incur significant expense in attempting to collect receivables, which would materially and adversely affect our profitability and cash flows from operations. For example, the COVID-19 pandemic has had a material adverse effect on many retail chains generally, many of whom were required to close their stores for periods of time, and some of which have gone out of business. While the challenges that many retail chains experienced during the COVID-19 pandemic have not had a material adverse effect on our business, such challenges could negatively affect our business and results of operations in the future.

Our long-term growth is dependent upon our ability to increase online sales through the websites of our brick-and-mortar and online retail partners as well as through our own website. If we do not effectively grow our online channels while reducing our reliance on our other sales channels, our business, financial condition, results of operations and profitability could be harmed.

Our ability to continue our revenue growth and increase our profitability depends in part upon our ability to successfully implement certain strategic go-to-market initiatives, including expanding our online sales presence while continuing to work with key brick-and-mortar and online retail partners. Our online sales include online sales through the websites of our brick-and-mortar and online retail partners as well as through our own website cricut.com. In the year ended December 31, 2019 and in the nine months ended September 30, 2020, 48% and 49%, respectively, of our revenue was generated from these online channels. During the COVID-19 pandemic, we have seen significant growth in sales from online channels in 2020, but there can be no assurance that online sales will remain at these levels in the future or that we will be able to continue to significantly grow our online channels.

To successfully grow our sales through cricut.com, we must continue to drive traffic to our website, convert a larger percentage of potential brick-and-mortar and online retail partner sales to our website and create and maintain a streamlined and intuitive online shopping experience. Increasing sales through cricut.com may be costly and may place increased demands on our operational, managerial, administrative and other resources. We are dependent on our brick-and-mortar and online retail partners to manage their own e-commerce operations effectively and to promote our products through those channels. We or our brick-and-mortar and online retail partners may be unable to effectively address the challenges involved with increasing online sales, which could negatively affect our results of operations and financial condition.

Sales through online channels, either through cricut.com or our online retail partners’ websites, could reduce sales by our current brick-and-mortar retail partners, which could adversely affect our relationship with our brick-and-mortar retail partners, particularly those that do not have a strong online presence. Based on our strategic initiative to increase sales through online channels, our brick-and-mortar retail partners may decide not to adequately display our products in store, choose to reduce the in-store space for our products, locate our products in less than premium positioning in their store, choose not to carry some or all of our products or promote competitors’ products over ours in store, and as a result, our sales could decrease and our business could be harmed.

If we are not successful in effectively and sustainably growing our online sales channels, through cricut.com and our brick-and-mortar and online retail partners’ websites, our business, financial condition, results of operations and profitability could be harmed.

If we are unable to maintain or increase our subscriptions, or if existing users do not renew their subscriptions, our future revenue and results of operations could be harmed.

As of September 30, 2020, approximately one in three of our users was a Paid Subscriber. If we are unable to maintain or increase subscriptions, which have higher margins than our other products, our future revenue and results of operations could be harmed. Our Paid Subscribers have no contractual obligation to renew their subscriptions to Cricut Access or Cricut Access Premium after the expiration of their initial subscription term, and our subscriptions may be offered on a monthly and annual basis. The images and designs on our platform are available for purchase à la carte, which may limit the incentive for users to purchase subscriptions. Our ability to increase new subscriptions may decline or fluctuate as a result of a number of factors, including seasonality, the quality of images and projects we offer, the number of new features and capabilities only offered through our subscriptions, the prices of products offered by our competitors and the budgets and consumer spending habits of our users. If our users do not renew their subscriptions or if additional users do not purchase subscriptions, our future revenue and results of operations could be harmed. To the extent that users of our free design apps do not purchase images, projects or products à la carte or convert to a subscription, our future revenue and results of operations could be harmed. Finally, any future changes to our subscription model could make our subscriptions less attractive to users or reduce our margins on subscriptions, which could negatively affect our future revenue and results of operations.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

The markets in which we participate, including the traditional craft market and the other creative or DIY markets we touch, are highly competitive with limited barriers to entry. We operate and manage our business in three reportable segments: Connected Machines, Subscription and Accessories and Materials. We face competition in every aspect of our business, but particularly in Accessories and Materials. Many accessories and materials produced by our competitors, including the private label products of some of our retail partners, are compatible with our connected machines and are often available for purchase through our retail partners. Our competitors may offer competing accessories and materials at lower price points or with different features than our products. Moreover, we expect the competition in the accessories and materials DIY market to intensify in the future as new and existing competitors introduce new or enhanced products that may compete with our product lines. Because we derive a significant portion of our revenue from the sales of accessories and materials, any material decline in such sales would have a pronounced impact on our future revenue and results of operations.

We also experience competition in connected machines from sellers of both connected and manual cutting and other machines. For example, Brother, Graphtec and Silhouette America sell cutting machines, and a number of companies sell heat press machines. Our Subscriptions business, which provides users with fonts and images for making designs, competes with free content available on the Internet.

With respect to all of our segments, introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending or other factors could result in a decline in our revenue derived from our products, which may adversely affect our business, financial condition and results of operations.

As our product categories mature, new competitive forces and competitors may emerge. As we expand our product offerings, we may begin to compete in new product offerings with new competitors. Our competitors may develop, or have already developed, products, features, content, services or technologies that are similar to ours or that achieve greater market acceptance, undertake more successful product development efforts, create more compelling employment opportunities or marketing campaigns or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than we do, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products, devote greater resources to marketing and advertising or better position themselves to withstand substantial price competition. If we are not able to compete effectively against our competitors, they may acquire and engage our users or generate revenue at the expense of our efforts, which could adversely affect our business, financial condition and results of operations.

Sales of copycat products or unauthorized “gray market” products by brick-and-mortar and online retail partners or distributors could adversely affect our authorized distribution channels and harm our reputation, business and results of operations.

Copycat companies or products may attempt to imitate our connected machines and accessories and materials, our brand or the functionality of our products. When consumers purchase copycat products in lieu of our products, it negatively affects our business and results of operations. In the past, when we have become aware of such products, we have employed technological or legal measures in an attempt to halt their distribution, and we plan to continue to employ such measures in the future. However, we may be unable to detect all copycat products in a timely manner, and, even if we could, technological and legal measures may be insufficient to halt their distribution. In some cases, particularly in the case of brick-and-mortar and online retail partners and distributors operating outside of the United States, our available remedies may not be adequate to protect us against the effect of such copycat products. Regardless of whether we can successfully enforce our rights against the producers of these products, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. For example, we are currently aware of certain unauthorized copycat products, such as mats and other accessories, that are actively marketed for use with our connected machines and are available through certain major online retail partners. We have taken legal action against certain of the producers of these copycat products and anticipate expending significant financial or other resources in the future to combat these products. In addition, to the extent that sales of copycat products create confusion or experiences with our products among consumers, our brand and business could be harmed. For example, in some cases, users purchase copycat products believing them to be Cricut products and then inaccurately attribute defects with those products to Cricut, which would adversely affect our reputation. In other cases, our users purchase copycat accessories to use with their connected machine, but since the copycat accessories are not calibrated correctly to work with our connected machines, they may have a negative experience and attribute it to the connected machine.

Further, some of our products may find their way to unauthorized outlets or distribution channels. This “gray market” for our products can undermine authorized brick-and-mortar and online retail partners and distributors who promote and support our products and can damage our reputation and business, and we may have to spend significant time and resources in the future to challenge such copycat products and unauthorized “gray market” products.

Competitive pricing pressures, including with respect to our products, subscriptions and shipping, may harm our business and results of operations.

If we are unable to sustain pricing levels for our products and subscriptions, whether due to competitive pressure or otherwise, our gross margins could be significantly reduced. Our portfolio of connected machines range from $179.99 to $399.99 MSRP, and subscription offerings range from $9.99 per month to $95.88 per year for Cricut Access or $119.88 per year for Cricut Access Premium, which includes all of the benefits of Cricut Access as well as additional discounts and preferred shipping. Within our accessories and materials, our SKUs range in price from $0.99 to $239.99.

Demand for our products can be sensitive to price, especially in times of slow or uncertain economic growth and consumer economic conservatism. Many factors can significantly impact our pricing strategies, including production and personnel costs, as well as other factors outside of our control, such as consumer sentiment, increases in the price of raw materials, and our competitors’ pricing and marketing strategies. Changes in our pricing strategies have had, and may continue to have, a significant impact on our revenue and net income. From time to time, we have made changes to our pricing structure to remain competitive, because if we fail to meet our brick-and-mortar and online retail partners’ and users’ price expectations, we could lose sales. Furthermore, brick-and-mortar and online retail partners may choose to offer promotions or sales on our products, including our connected machines, and we may have to match those prices on our own website to continue to attract users to our website to make purchases, which could affect our business and results of operations.

Many of our accessories and materials, including vinyl, iron-on vinyl, paper, metal, laminate, leather, fabric, stationery, stickers and other merchandise, are also offered by our competitors at lower prices or with free or accelerated shipping timelines that we either are unable to or choose not to match. Accordingly, if a user runs out of materials during a project, they may opt to purchase a replacement from a competitor or other online retail partner, such as Amazon, to receive one or two-day shipping, which we may not be able to offer. In addition, many of our competitors discount our accessories and materials or competitors’ accessories and materials at significant levels, and, as a result, we may be compelled to change our discounting strategy, which could impact our business and results of operations. If in the future, due to competitor discounting, shipping or other marketing strategies, we significantly reduce our prices on our products without a corresponding increase in sales volume, it would negatively impact our revenue and could adversely affect our gross margins and overall profitability.

Further, our decisions around the development of new products and subscriptions are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, our business and results of operations could be adversely affected.

If we are not able to accurately estimate variable consideration from sales incentives each quarter, it could affect revenue in future periods.

We participate in promotional and rebate programs with our key brick-and-mortar and online retail partners to enhance the sale of our products. These promotional programs consist of incentives or entitlements to our customers, such as advertising allowances, volume and growth incentives, business development, product damage allowances and point-of-sale support. Sales incentives are considered to be variable consideration, which we estimate each quarter using the expected value method or most likely amount, based upon the nature of the incentive. Sales are reduced by the cost of these promotional and rebate programs and we record a related customer rebate liability in our consolidated balance sheets at the date of the transaction. To the extent that our estimates of variable consideration from sales incentives each quarter are not accurate, it could affect our revenue in future periods.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth and the complexity of our business effectively, our brand, company culture and financial performance may suffer.

We have grown rapidly in recent years and have limited operating experience at our current size. For example, our revenue has grown from $340 million to $487 million for the years ended December 31, 2018 and 2019, respectively. In addition, between January 1, 2019 and September 30, 2020, our employee headcount increased from over 350 to over 510, and we expect headcount growth to continue for the foreseeable future. Further, as we grow, our business becomes increasingly complex, particularly for a company of our relative size. To effectively manage and capitalize on our growth, we must continue to forecast demand and manage our supply chain, expand our sales and marketing, focus on innovative product development, upgrade and secure our management information systems and other processes and obtain more space for our expanding staff. Our continued growth and complexity could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training and managing a diffuse and growing employee base. Failure to scale with growth could harm our future success, including our ability to effectively focus on and pursue our corporate objectives. Moreover, the complicated nature of our business, in which we design our own products, develop our own design apps, rely on third-party manufacturers and sell our products through brick-and-mortar and online retail partners, as well as through our website, exposes us to risk and disruption at many points that are critical to successfully operating our business and may make it more difficult for us to scale our business. If we do not adapt to meet these evolving challenges, including hiring and maintaining the right number of employees for each aspect of our business, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products may suffer and our company culture may be harmed.

Our growth strategy contemplates an increase in our advertising and other sales and marketing spending, which represented 9% and 7% of revenue in the nine months ended September 30, 2019 and 2020, respectively. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated, and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth.

Because we have a limited history of operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth and anticipate the risks that may affect our business. This limited operating experience, combined with the complexity of our business and rapidly evolving nature of the market in which we sell our products, raises substantial uncertainty concerning how these markets and other economic factors beyond our control may develop and reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could adversely affect our business, financial condition and results of operations.

Our business is affected by seasonality.

Our business has historically been influenced by seasonal trends. We generate a disproportionate amount of sales activity related to our products during the fourth quarter, due in large part to seasonal holiday demand. For example, in 2018 and 2019, our fourth quarter represented           % and           % of total revenue for the year, respectively. Our promotional discounting activity is also higher in the fourth quarter as well, which negatively impacts gross margin during this period. Accordingly, adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. In contrast, sales of accessories and materials typically slow in the second quarter of the year in connection with school summer holidays. Seasonality in our business can also be affected by introductions of new or enhanced products, including the costs associated with such introductions. Furthermore, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Accordingly, yearly or quarterly comparisons of our results of operations may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Moreover, we have experienced a significant increase in sales since the outbreak of the COVID-19 pandemic, and the development of a vaccine and/or normalized full-time return to work trends may negatively impact demand for our products and subscriptions, and our sales activity may diminish as a result.

Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly results of operations and other operating metrics have fluctuated and may continue to fluctuate in the future. Additionally, our limited operating history at our current scale of operations makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. Our financial condition, results of operations and operating metrics in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including those discussed in this Risk Factors section and:

•	the continued market acceptance, and the growth, of the personal craft market;
•	our ability to attract and engage our users, leading to increased sales to them;
•	our development and improvement of the quality of our user experience, including enhancement of existing products, creation of new products, technology and features and licensing of new content;
•	the continued development and upgrading of our proprietary software;

•	the timing and success of new products, features and content introductions by us or our competitors or any other change in the competitive landscape of the markets in which we operate;
•	pricing pressure as a result of competition or otherwise;
•	delays or disruptions in our supply chain;
•	errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;
•	increases in marketing, sales and other operating expenses;
•	seasonal fluctuations in subscriptions, engagement by users and purchases of accessories and materials;
•	the mix of our products sales from period to period;
•	our ability to maintain gross margins and operating margins;
•	system failures or breaches of security or privacy;
•	adverse litigation judgments, settlements or other litigation-related costs;
•

changes in the legislative or regulatory environment, including with respect to privacy, data protection and security, consumer product safety and advertising or enforcement by government regulators, including fines, orders or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
•	changes in our effective tax rate;
•	changes in accounting standards, policies, guidance, interpretations or principles; and
•

changes in business or macroeconomic conditions, including the impact of the current COVID-19 outbreak, lower consumer confidence, recessionary conditions, increased unemployment rates or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our or investors’ expectations or those of analysts that cover us with respect to revenue or other results of operations for a particular period. If we fail to meet such expectations, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our future growth depends in part on further penetrating our SAM and TAM and we may not be successful in doing so.

We believe that our growth depends on our ability to reach our market opportunity in terms of our SAM, which includes active creatives who we address with our current products and price points, and our TAM, which includes potential creatives who we believe we can reach over the long term as we make products for new uses and products that are more accessible, even easier to use and available at a broad set of price points. See the section titled “Business – Our Opportunity.” We assess our SAM and TAM in the United States and Canada, as well as internationally. We believe that in order to further penetrate our SAM and TAM, we must continually improve ease of use and user experience, launch new products in new categories and expand internationally. For example, some users find our connected machines to be challenging to use or may require user education in order to operate them efficiently or have the best user experience. If we are not able to make our connected machines easier to use or improve user education and experience, we may not be able to expand our SAM and TAM. Our SAM and TAM are representative of a broad demographic. However, historically we have served a largely female demographic representing 96% of our users as of September 30, 2020. We continue to explore additional offerings that address new categories that will appeal to a wider demographic. Any new offerings may not appeal to current consumer preferences and may not be accepted by our user community or potential new users. While we believe our growth depends on our ability to expand our sales into our SAM and our TAM, we cannot be certain that we will be successful in doing so.

Our focus on delivering a high-quality product, which may not maximize short-term financial results, may yield results that conflict with the market’s expectations and could result in our stock price being negatively affected.

We focus on delivering a high-quality product, which may not necessarily maximize short-term financial results. We operate on the conviction that focusing on the needs of our users and our employees will produce positive results for our owners over the long term. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve our users’ experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders or produce the long-term benefits that we expect, which could hinder the growth of the number and engagement of our users and harm our business, financial condition and results of operations.

Any failure to successfully implement new technology or upgrade our information technology systems, or any major disruption or failure of our information technology systems or websites, could adversely affect our business and operations.

Certain of our information technology systems are designed and maintained by us and are critical for the efficient functioning of our business, including the manufacture and distribution of our products, online sales of our products and the ability of our users to access their content and designs. Our rapid growth has, in certain instances, strained these systems. As we grow, we continue to implement modifications and upgrades to our systems, including sunsetting the use of internal servers and the implementing a company-wide product lifecycle management system. These changes subject us to inherent costs and risks associated with replacing and upgrading these systems, including, but not limited to, impairment of our ability to fulfill brick-and-mortar and online retail partners orders and other disruptions in our business operations. Further, our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all.

Our platform is complex and multifaceted, and operational and performance issues could arise both from the platform itself and from outside factors, such as cybersecurity attacks or other third-party attacks. Errors, failures, vulnerabilities or bugs have been found in the past, and may in the future be found. Our platform also relies on third-party technology and systems to perform properly, and our platform is often used in connection with computing environments utilizing different operating systems, system management software, equipment and networking configurations, which may cause errors in, or failures of, our platform or such other computing environments. Operational and performance issues with our platform could include the failure of our user interface, outages, errors during upgrades or patches, unanticipated volume overwhelming our systems, server failure or catastrophic events affecting one or more server farms. While we have built redundancies in our systems, full redundancies do not exist, and some failures could shut our platform down completely. As our user community grows and their usage of our services increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, and the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our users’ usage increases, our network may be unable to achieve or maintain sufficiently high reliability or performance. In the event that our users are unable to access our platform or suffer operational issues with our platform, it could negatively affect their experience with our products and platform and harm our reputation.

In addition, any unexpected technological interruptions to our systems, internal servers or websites could disrupt our operations, including our ability to process orders, timely ship and track product orders, project inventory requirements, manage our supply chain, sell our products online, provide Cricut Member Care and otherwise adequately serve our community. Specifically, a portion of our online sales comes directly from cricut.com, and any system interruptions or delays could prevent potential customers from purchasing our products directly from us. If users or potential customers fail to purchase our products directly from us, or if we are otherwise unable to maintain an efficient and uninterrupted operation of online order-taking and fulfillment operations, our revenue will be negatively impacted. In the event we experience significant disruptions or are unable to repair our systems in an efficient and timely manner, it could adversely affect our business, financial condition and results of operations.

Our sales to brick-and-mortar and online retail partners can be subject to lower gross margins, heightened product or packaging requirements or long ramp up times.

Our top seven brick-and-mortar and online retail partners, measured by the product revenue we derive from them, accounted for 62% of product revenue for the nine months ended September 30, 2020. Gross margins from sales to retailers may decline as a result of a number of factors outside our control, including tariffs as a result of trade wars and our reliance on a primary contract manufacturer which holds influence over the supply chain. This may magnify the impact of variations in revenue and operating costs on our results of operations, which in turn could adversely affect our overall margins and profitability. We had in 2018 and 2019, and may continue to have in the future, low gross margins in the early stages of our relationships with certain brick-and-mortar and online retail partners, particularly international brick-and-mortar and online retail partners that often require significant ramp-up periods, which has and may in the future adversely affect our total revenue. To compete effectively, we have been, and may in the future decide to offer significant discounts to large brick-and-mortar and online retail partners at lower margins or reduce or withdraw from existing relationships with smaller brick-and-mortar and online retail partners, which could negatively impact our revenue and could adversely affect our gross margins and overall profitability.

We rely on a limited number of distributors to generate a portion of our sales, particularly in our international target markets. The loss of, or a substantial decline in, volume of sales from any of our key distributors could adversely affect our financial performance.

We rely on a limited number of distributors for certain domestic sales, including to help establish relationships with certain retailers, and primarily sell through distributors internationally. If we lose any of our key distributors, particularly in our international target markets, if we are unable to meet our key distributors’ demand requirements or if our key distributors sell competing products, our business and results of operations could be adversely affected. Moreover, because certain of our key distributors may have dominant positions in their markets, such key distributors may not be easy to replace and the loss of a key distributor could also impact our relationships with certain retailers. Any loss of market share or financial difficulties faced by our key distributors, including bankruptcy and financial restructuring, could adversely affect our financial performance.

We also continue to pursue direct to retailer sales, which may impact our relationships with existing distributors. In the future, we may choose to temporarily or permanently stop shipping product to distributors who do not follow the policies and guidelines in our sales agreements, which could adversely affect our revenue and results of operations.

Additionally, our international distributors generally buy from us in U.S. dollars and generally sell to retailers in local currency, so significant currency fluctuations could affect their profitability, and in turn, affect their ability to buy products from us in the future. For example, the COVID-19 pandemic has created significant short-term volatility in global stock markets and has caused currency exchange rate fluctuations that make it more expensive for international distributors to purchase our products. Any reduction in sales by our international retailers could harm our international expansion and adversely affect our future growth.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to identify, attract, develop, integrate and retain qualified and highly skilled personnel, including senior management, engineers, designers, product managers, logistics and supply chain personnel, retail managers and Cricut Member Care personnel. In particular, we are highly dependent on the services of Ashish Arora, our Chief Executive Officer and the founder of our current product family and business model, who is critical to the development of, future vision for and strategic direction of our business. We also heavily rely on the continued service and performance of our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute our strategic direction. If our senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, then our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenue and impair our ability to compete. In connection with this offering, we will enter into employment letters with our key personnel. These letters have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.

Competition for highly skilled personnel in our industry is often intense. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our common stock declines, it may adversely affect our ability to hire or retain highly skilled employees. In addition, we may periodically change our equity compensation practices, which may include reducing the number of employees eligible for equity awards or reducing the size of equity awards granted per employee. If we are unable to attract, integrate or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business and future growth prospects could be harmed.

Our success depends on our ability to maintain the value and reputation of the Cricut brand.

We believe that our brand is important to our large and loyal community of users, many of whom become deeply engaged with our brand. Maintaining, protecting and enhancing our brand depends largely on the success of our marketing efforts, our ability to provide consistent, high-quality products, services, features, content and support and our ability to successfully secure, maintain and defend our rights to use the Cricut, Cricut Access, Cricut EasyPress, Cricut Explorer, Cricut Maker and Design Space marks and other trademarks important to our brand or that we develop in the future. Our brand value also depends on our ability to maintain a positive user perception of our corporate integrity and culture. We believe that the importance of our brand will increase as competition further intensifies and brand promotion activities may require substantial expenditures. Our brand could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, including through social media or other communications from our community. Unfavorable publicity about us, including our products, technology, Cricut Member Care, content, personnel and suppliers could diminish confidence in, and the use of, our products. Such negative publicity also could adversely affect the size, engagement and loyalty of our user base or the effectiveness of word-of-mouth marketing, and result in decreased revenue, or require us to expend additional funds for marketing efforts, which could adversely affect our business, financial condition and results of operations.

We rely on Amazon Web Services for a substantial portion of our computing, storage, data processing, networking and other services. Any disruption of or interference with our use of Amazon Web Services or other third-party services could adversely affect our business, financial condition and results of operations.

We rely on Amazon Web Services for a substantial portion of our computing, storage, data processing, networking and other services. Any significant disruption of, or interference with, our use of Amazon Web Services could adversely affect our business, financial condition and results of operations. Amazon Web Services has broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Amazon Web Services may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with Amazon Web Services were terminated, we could experience interruptions on our platform and in our ability to make our content available to users, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any transition of the cloud services currently provided by Amazon Web Services to another cloud provider would be difficult to implement and will cause us to incur significant time and expense.

Additionally, we are vulnerable to service interruptions experienced by Amazon Web Services and other providers, and we expect to experience interruptions, delays or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of, and our users’ satisfaction with, our products and services and could harm our business and reputation. In addition, hosting costs will increase as user engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of other providers. Any of these factors could further reduce our revenue or subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

If we fail to offer high-quality customer support, our business and reputation will suffer.

Once users purchase our products, they depend on Cricut Member Care to resolve technical and operational issues relating to our products. Our ability to provide effective customer support is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting customers using complex products and software such as ours. We spend significant time and resources in training our Cricut Member Care team to effectively use our software and to resolve any issues that may arise with Design Space, Cricut Access and Cricut Access Premium. A variety of factors including an increase in sales or fluctuation in demand for support due to seasonality or other factors, have and will continue to put additional pressure on our customer support team. In particular, the COVID-19 pandemic-related closure of our offices has forced our Cricut Member Care staff to work from home, which has and may continue to result in work-productivity issues or a decrease in efficiencies, particularly during times of high call volume as we have seen when delivery lead times get longer. We may be unable to respond quickly enough to accommodate short-term increases in demand for technical support. In addition, as we continue to grow our operations and expand internationally, our Cricut Member Care team will face additional challenges, including those associated with delivering support, training and documentation in languages other than English and across various time zones globally. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional support personnel, which could negatively impact our results of operations, particularly if it is not accompanied by a corresponding increase in revenue. In addition, we provide self-service support resources to our users, some of which rely on engagement and collaboration by and with other users. If we are unable to continue to develop self-service support resources that are easy to use and allow our users to resolve their technical issues, or if our users choose not to collaborate or engage with other users on technical support issues, our self-service support resources may not be effective, and our users’ experience with our platform may be negatively impacted. Any failure to, or market perception that we do not, maintain high-quality support, including through social media or other communications from our community, could harm our reputation, our ability to attract new users, the engagement of our existing users with our platform and our business, results of operations and financial condition.

Our business depends on the integration of our software across a wide range of desktop and mobile devices and operating systems that are outside of our control.

Users engage with our software across a wide range of desktop and mobile devices and from a number of operating systems that are outside of our control. We are dependent on the interoperability of our software, as well as Cricut Access, Cricut Access Premium, Cricut Joy App, Design Space and other design apps, with popular desktop and mobile operating systems, such as Android and iOS. Any changes in such systems that degrade the functionality of our software or design apps or give preferential treatment to competitors could adversely affect our software’s usage on desktop and mobile devices. To deliver high-quality images and projects, it is important that our software is designed effectively and works well with a range of third-party desktop and mobile systems, networks and standards. We may not be successful in developing relationships with key participants with original equipment manufacturing or mobile industry or in developing software that operate effectively with these technologies, systems, networks or standards. For example, mobile network operators or operating system providers could block or place onerous restrictions on the ability to download and use our software.

Outside of the United States, it is possible that governments of one or more countries may seek to censor images or projects available on our software or website or even attempt to block access to our website or design apps. If we are restricted from operating in one or more countries, our ability to attract and engage users in those regions may be adversely affected, and we may not be able to grow our business as we anticipate.

Failures in Internet infrastructure or interference with broadband access, including regulatory actions, could cause current or potential users to believe that our platform system or design apps are unreliable, possibly leading our users to switch to our competitors or to avoid using our products and subscriptions.

Many of our products and our subscriptions depend on our users’ high-speed broadband access to the Internet. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of our users’ Internet access and therefore their access to or experience with our services and design apps. In particular, during the COVID-19 pandemic, many people are working or attending school from home, significantly increasing the number of users and volume of data on residential Internet systems. If Internet access service providers have outages or deteriorations in their quality of service, our users will not have access to our platform or may experience a decrease in the quality of our services. Frequent or persistent interruptions, even if resulting from users’ personal Internet access rather than our systems, could cause current or potential users to believe that our systems or services are unreliable, leading them to switch to our competitors or avoid using our products and subscriptions, and could permanently harm our reputation and brands.

In addition, users who access our subscriptions and design apps through mobile devices, such as smartphones and tablets, should utilize a high-speed connection, such as Wi-Fi, 4G, 5G or LTE, to ensure the best experience with our services and design apps. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent phone companies, cable companies and wireless companies. These providers could take measures that degrade, disrupt or increase the cost of user access to high-speed Internet connections, any of which would make our design apps and subscriptions less attractive to users, and reduce our revenue. Failures of Internet infrastructure or interference with broadband access may also impact our international expansion in countries that lack widespread high-speed Internet.

Further, in January 2018, the Federal Communications Commission, or the FCC, released an order reclassifying broadband Internet access as an information service, subject to certain provisions of Title I of the Communications Act of 1934. Among other things, the order eliminates rules adopted in 2015 that prohibited broadband providers from blocking, impairing or degrading access to legal content, applications, services or non-harmful devices or engaging in the practice of paid prioritization, e.g., the favoring of some lawful Internet traffic over other traffic in exchange for higher payments. The order was contested in federal court; it was largely affirmed by a three-judge panel but the panel did order the FCC to reconsider certain elements of the repeal.  The request for rehearing was denied and the parties declined to appeal the decision to the U.S. Supreme Court. In October 2020, the FCC adopted an order concluding that the issues remanded by the court did not provide a basis to alter its conclusions in the 2018 order. The 2020 order could be subject to further petitions for reconsideration or court appeals. A number of states have enacted or are considering legislation or executive actions that would regulate the conduct of broadband providers. Democratic control of the Executive Branch, Congress and the FCC following the 2020 elections may increase the likelihood of legislative or FCC action to reverse the 2018 order or adopt new national network neutrality rules. We cannot predict whether the FCC order or state initiatives will be modified, overturned or vacated by legal action of the court, federal or state legislation or the FCC. Under the new FCC rules, broadband Internet access providers may be able to charge web-based services such as ours for priority access to customers, which could result in increased costs to us and a loss of existing users, impair our ability to attract new users and materially and adversely affect our business and opportunities for growth.

We may be subject to warranty claims and brick-and-mortar and online retail partner return policies that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could adversely affect our business, financial condition and results of operations.

We generally provide a one-year limited warranty on our connected machines and customer satisfaction guarantees on certain other products, and we permit returns of certain products for a full refund within 15 days of receipt of order. Additionally, our brick-and-mortar and online retail partners and distributors provide users with their own respective warranty and/or return policies relative to our connected machines, accessories and materials and other Cricut products they sell, which in turn flow down to us as a contractual obligation and/or allowance that we must honor. The occurrence of any material defects in our connected machines or certain other products, or the flow-down obligations for brick-and-mortar and online retail partner and distributor returns, could result in an increase in product returns or make us liable for damages and warranty claims and/or returns in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition and cash flows if warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. We have experienced negative publicity related to the perceived quality and safety of our products, including social media or other communications from our community, and we may experience such negative publicity in the future. Such negative publicity could increase the number of warranty claims made, affect our brand image, decrease user confidence and demand and adversely affect our financial condition and results of operations. Also, while our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business, financial condition and results of operations.

In addition to warranties supplied by us, our brick-and-mortar and online retail partners may offer the option for users to purchase third-party extended warranty and services contracts in some markets, which creates an ongoing performance obligation beyond the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by each state. Outside the United States, regulations for extended warranties vary from country to country. Changes in interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could adversely affect our business, financial condition and results of operations.

Product recalls and/or product liability, as well as changes in product safety and other consumer protection laws, may adversely affect our operations, merchandise offerings, reputation, results of operations, cash flow and financial condition.

We are subject to regulations by a variety of federal, state and international regulatory authorities, including the Consumer Product Safety Act, amended by the Consumer Product Safety Improvement Act of 2008, California Proposition 65 (officially known as the Safe Drinking Water and Toxic Enforcement Act of 1986), the European Union’s, or EU’s, European Regulation on Registration, Evaluation, Authorisation and Restriction of Chemicals and Restriction of Hazardous Substances Directive. While our contracts with our suppliers and manufacturers require them to comply with product safety requirements and quality control standards, one or more of our suppliers or contract manufacturers may fail to adhere to such requirements or standards, and we may not identify the deficiency before merchandise ships to brick-and-mortar and online retail partners or users. These issues may be exacerbated in the case of products like ours that are manufactured outside the United States, as the product safety regimes in some countries may be less robust than in the United States. Any issues of product safety, including but not limited to those manufactured in foreign countries, could cause us to recall some of those products. Furthermore, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales, especially if a recall occurs near or during a period of seasonally higher demand. If our suppliers or manufacturers are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. The Consumer Product Safety Improvement Act of 2008 imposes significant requirements on manufacturing, importing, testing and labeling requirements for our products. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result and could adversely affect our reputation, results of operations, cash flow and financial condition.

Furthermore, any product defects could make our products and services unsafe, create a risk of property damage and personal injury, harm our reputation and subject us to the hazards and uncertainties of product liability claims and related litigation. For example, we are aware of several situations in which our products were investigated as the potential cause of a fire. While we believe that in each of those cases, the investigations determined a different cause of the fire, any perception that our products are unsafe could harm our reputation and sales and use of our products. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to write-offs of inventory or intangible assets or other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, our business, results of operations and financial condition could be adversely impacted.

Changes in how we market our products could adversely affect our marketing expenses and revenue.

We use a broad mix of marketing and other brand-building measures to attract potential customers. Traditionally, our users have been our most effective marketing tools, helping to generate robust word-of-mouth referrals, which have been significant drivers of our growth. However, we also employ traditional online advertising as marketing tools or market through third-party social media. As online and social media continue to rapidly evolve and grow more competitive, we must increase our efforts to maintain an advertising presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms.

If our community of users does not continue to promote our products through word-of-mouth referrals at the same or increasing rates or we otherwise experience a decline in our ability to acquire new users organically, we will need to expend additional resources on advertising and increase our marketing expenses. Moreover, we expect our efforts to attract new users outside of the United States and Canada will require us to spend additional resources, particularly in marketing. If we cannot use marketing tools in a cost-effective manner or if we fail to promote our products efficiently and effectively, our ability to acquire new users and our financial condition may suffer. In addition, an increase in the use of online and social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We regularly review metrics, including the number of our users, the number of times users have created on their connected machines in the last 90 days, the number of Paid Subscribers and other measures to evaluate engagement and growth trends, to measure our performance and to make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our products are used across our user population. If we fail to maintain effective analytics capabilities, our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products.

Our products and subscriptions may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment and tax rates. While we have seen an increase in demand for our products and subscriptions during the COVID-19 pandemic, there is no guarantee that such trends will continue at the same rate in the future or at all. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and subscriptions, and consumer demand for our products and subscriptions may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and subscriptions could adversely affect our business, financial condition and results of operations.

Covenants in the New Credit Agreement governing our secured revolving New Credit Facility may restrict our ability to grow our business, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely affected.

In September 2020, we entered into a credit agreement, or the New Credit Agreement, with JPMorgan Chase Bank, N.A., Citibank, N.A. and Origin Bank, providing for a three-year secured revolving New Credit Facility with aggregate lender commitments of $150 million. We have the option to increase the lender commitments by up to $200 million (for maximum aggregate lender commitments of up to $350 million), subject to the satisfaction of certain conditions under the New Credit Agreement, including obtaining the consent of the administrative agent and each lender being added or increasing its commitment. The New Credit Facility is a standard asset-based lending facility, meaning that notwithstanding the aggregate lender commitments, we can only borrow up to an amount equal to our borrowing base at any given time. For example, as of September 30, 2020, we were able to borrow up to $81.5 million. Our borrowing base is determined according to certain percentages of eligible accounts receivable and eligible inventory (which may be valued at average cost, market value or net orderly liquidation value), subject to reserves determined by the administrative agent. At any time that our borrowing base is less than the aggregate lender commitments, we can only borrow revolving loans up to the amount of our borrowing base and not in the full amount of the aggregate lender commitments.

The New Credit Agreement and related loan documents contain various restrictive covenants, including, among other things, a minimum fixed charge coverage ratio, restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related party transactions. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry or take future actions. Pursuant to the New Credit Agreement and related loan documents, we granted a security interest in substantially all of our assets. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement” for additional information.

Our ability to comply with these restrictive covenants and limitations on our ability to grow our business can be impacted by events beyond our control and we may be unable to do so. The New Credit Agreement provides that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under the New Credit Agreement to be immediately due and payable or proceed against the assets we provided as collateral. If the debt under the New Credit Agreement was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and results of operations.

We may require additional capital to support business growth and objectives, and this capital may not be available to us on reasonable terms, if at all, and could result in stockholder dilution.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products, develop new products, enhance our existing products and operating infrastructure and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could adversely affect our business, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our common stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If we cannot maintain our culture as we grow, we could lose the innovation and teamwork that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our corporate culture. As we continue to grow, including by expanding our presence internationally, and develop the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees, dispersed across various geographic regions. The widespread stay-at-home orders resulting from the COVID-19 pandemic have required us to make substantial changes to the way that the vast majority of our employee population does their work, and we have faced new and unforeseen challenges arising from the management of remote, geographically-dispersed teams. Any failure to preserve our culture could adversely affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Specifically, Ashish Arora, our Chief Executive Officer, has not previously been the chief executive officer of a publicly traded company. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to a variety of taxes and tax collection obligations in the United States and in numerous other foreign jurisdictions. We record tax expense, including indirect taxes, based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable or likely settlements of tax audits. Fluctuations in our tax obligations and effective tax rate could adversely affect our business.

In the ordinary course of our business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. Although we believe that our tax positions and related provisions reflected in the financial statements are fully supportable, we recognize that these tax positions and related provisions have been challenged and may be challenged in the future by various tax authorities. These tax positions and related provisions are reviewed on an ongoing basis and are adjusted as additional facts and information become available, including progress on tax audits, changes in interpretation of tax laws, developments in case law and closing of statute of limitations. To the extent that the ultimate results differ from our original or adjusted estimates, our effective tax rate can be adversely affected.

Projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income and deductions and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a tax authority with respect to that return. Any adjustments as a result of any examination may result in additional taxes or penalties being assessed on or imposed against us. If the ultimate result of any audit differs from original or adjusted estimates, it could have a material impact our effective tax rate and tax liabilities.

At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we could be subject to higher than anticipated tax liabilities as well as ongoing variability in our quarterly tax rates as audits close and exposures are re-evaluated.

We continue to analyze our exposure for taxes and related liabilities and have accrued $0.88 million and $3.99 million for the years ended December 31, 2018 and 2019, respectively, for uncertain tax positions.

We may incur significant losses from fraud.

We have incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a user did not authorize a purchase, merchant fraud and users who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are typically liable for fraudulent credit card transactions. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our results of operations.

Risks Related to Manufacturing, Supply Chain and Fulfillment

We primarily depend upon a single contract manufacturer, and our operations would be disrupted if we encountered problems with the contract manufacturer.

We depend on third-party contract manufacturers to produce all of our products, and primarily rely upon one contract manufacturer, Xiamen Intretech, Inc. and its affiliates, or Intretech, to build our connected machines. The agreements with our top vendors in 2018 and 2019, including Intretech, each have an initial term of five years from 2018 and automatically renew for subsequent periods of one year unless either party provides notice of non-renewal at least 60 days prior to the expiration of the initial term. Such agreements may be terminated by the vendors only for cause, such as (i) a breach of our payment obligation for accepted products that is not cured within ten days after notice from the vendor or (ii) certain events relating to our insolvency or filing a petition for bankruptcy. Such agreements may be terminated by us for cause, such as (i) failure to deliver products pursuant to the terms of the agreement, (ii) breaches of product warranty, indemnity or insurance; intellectual property; property and representations and covenants contained in the agreements; (iii) breaches of any other representations and warranties that are not cured within five days after notice or (iv) certain events relating to our top vendors’ insolvency or their filing a petition for bankruptcy. We may also terminate the agreements for convenience for any reason by giving 60 days’ prior written notice to the vendor.

As is the case generally with contract manufacturers, Intretech may be vulnerable to capacity constraints and reduced component availability, and our control over delivery schedules, manufacturing yields and costs, particularly when components are in short supply or when we introduce new products or features, is limited. In addition, we must rely on Intretech to manufacture our connected machines and other accessories and materials to our quality and performance standards and specifications. Delays, component shortages and other manufacturing and supply problems could impair the distribution of our connected machines and ultimately our brand, or could negatively affect our gross margins. Furthermore, any adverse change in Intretech’s or our other contract manufacturers’ financial or business conditions could disrupt our ability to supply our products to our brick-and-mortar and online retail partners, distributors and online sales channels. In addition, Intretech primarily manufactures our connected machines at one facility located in the People’s Republic of China, or China, which may be subject to political, economic, social and legal uncertainties that may harm our relationships with these parties. Our other contract manufacturers are also located in China and Malaysia, which may increase supply risk, including the risk of supply interruptions.

Our contract with Intretech does not obligate them to supply our connected machines in any specific quantity or at any specific price and allows us to enter purchase orders with Intretech. Entering into agreements requiring additional purchase orders is a typical part of our business and is common practice with other vendors that we may use from time to time. If Intretech fails for any reason to continue manufacturing our connected machines in required volumes, in a timely manner, at high quality levels or at all, we may have to increase connected machine production at currently qualified contract manufacturers or engage acceptable alternative contract manufacturers, either of which would be time consuming, particularly given the complexity of our connected machines. Identifying, selecting and onboarding acceptable alternative contract manufacturers could also be costly. Alternative contract manufacturers may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices or to our quality and performance standards. Any significant interruption in manufacturing at Intretech would reduce our supply of connected machines, which could cause us to delay our orders or breach our purchase orders with our brick-and-mortar and online retail partners, distributors and online sales channels, which in turn would reduce our revenue and user growth.

If our third-party contract manufacturers are unable to meet our needs, as a result of operational issues or other factors, our business would be harmed. The location of our third-party manufacturers in China and Malaysia may exacerbate some of these risks.

We believe that we must continue to upgrade and expand our current third-party contract manufacturer production capability to meet our projected revenue targets and quality control requirements. Operational difficulties, such as a significant interruption in the operations of or equipment breakdowns in production facilities operated by third parties, could delay production or shipment of our products. In addition, events such as inclement weather, natural disasters, government shut-downs as a result of pandemics or civil unrest, labor strikes or shortages, transportation security vulnerabilities or cyberattacks could impair third-party production capabilities. The inability of our third-party contract manufacturers to meet our production requirements, particularly in our peak season, could lead to customer dissatisfaction, impact sales and damage our reputation and brand, which would result in reduced revenue. Moreover, if the costs of meeting production requirements, including capital expenditures, were to exceed our expectations, our results of operations would be harmed.

Our third-party manufacturers, including Intretech, are largely based in China, though we have moved, and may continue to move, an increasing portion of our manufacturing to Malaysia. As a result, our manufacturing, and therefore our business, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in China and Malaysia. In particular, the COVID-19 pandemic has caused, and will likely continue to cause, interruptions in the development, manufacturing (including the sourcing of key components) and shipment of our connected machines, which could adversely impact our revenue, gross margins and results of operations. Such interruptions may be due to, among other things, temporary closures of our facilities or those of our contract manufacturers or other vendors in our supply chain, restrictions on travel or the import and export of goods and services from certain ports that we use and local quarantines.

Any adverse change in the operations of our manufacturers, including as a result of political, social, economic or transportation conditions in China or Malaysia, could affect deliveries of our products to our brick-and-mortar and online retail partners or users, possibly resulting in business interruptions, substantially delayed or lost sales, loss of inventory or increased expenses that cannot be passed on to brick-and-mortar and online retail partners or users, any of which could ultimately adversely affect our business and financial results.

We rely on a limited number of third-party suppliers, some of which are sole-source suppliers, and many of which are located internationally, to provide components to our manufacturers, as well as to source our accessories and materials, which may lead to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and may negatively affect our business.

All of the components that go into the manufacturing of our products, as well as our accessories and materials, are sourced from a limited number of third-party suppliers, many of which are located internationally. Some of the key components our manufacturers use in the production of our products come from a limited or single source of supply. We are subject to the risk of shortages and long lead times in the supply of these components or accessories and materials, and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with procuring certain components or accessories and materials are lengthy and preclude rapid changes in quantities and delivery schedules and could increase for a number of reasons outside our control, including natural disaster, a pandemic, social or political unrest or other interruptions. In particular, the COVID-19 pandemic has caused, and will likely continue to cause, interruptions in the development, manufacturing, sourcing and shipment of our products, which could adversely affect our revenue, gross margins and results of operations. During the COVID-19 pandemic, we have also purchased components on behalf of our contract manufacturers to ensure they have sufficient supply, and may continue to do so in the future. To the extent that we do not accurately forecast the components we purchase, we may be left paying for components that our contract manufacturers do not need. Furthermore, most of our contract manufacturers’ primary facilities are located in China and Malaysia, which exposes us to certain additional risks in addition to the above that could adversely affect our business, financial condition and results of operations. For example, we have experienced issues with the import of goods and services from certain ports. If we or our contract manufacturers lose access to components or accessories and materials from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality on terms that are acceptable to us, or at all, which may undermine our ability to deliver our products to brick-and-mortar and online retail partners or users in a timely manner and our business could be materially and adversely affected. In addition, if we experience an increase in demand for our products, our suppliers may not have the capacity or may elect not to meet our needs as they allocate components or accessories and materials to their other customers. Identifying suitable alternate sources of supply for these components or accessories and materials is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance and labor and other ethical practices. Accordingly, a loss of any of our component or accessories and materials suppliers could adversely affect our business, financial condition and results of operations.

Our reliance on single source, or a small number of suppliers involves a number of additional risks, including risks related to supplier capacity constraints, price increases, timely delivery, component quality, failure of a key supplier to remain in business and adjust to market conditions, delays in, or the ability to execute on, a supplier roadmap or components and technologies and natural disasters. Acquiring additional suppliers could be time consuming and expensive, particularly given the complexity of our connected machines and their components.

In particular, our connected machines incorporate certain alloys, Bluetooth components and microchips that are critical in the performance of our connected machines. These components have unique performance profiles, and, as a result, it is not commercially practical to support multiple sources for these components for our products. We do not currently have alternative suppliers for several key components. In the event that any of our key or sole suppliers are unable to supply the components that our manufacturers need to meet anticipated consumer demand, our business would be materially and adversely affected.

Managing our inventory supply chain, including manufacturing and component lead time, is complex and exposes us to risk.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders with our contract manufacturers sufficiently in advance, based on our estimates of future demand for particular products. Failure to accurately forecast our needs may result in manufacturing delays or increased costs. Because we bear supply risk under our contract manufacturing arrangements, any such delays or increased costs could negatively impact our business. Failure to forecast appropriate lead times, significant price fluctuations or shortages in materials or components, including the costs to transport such materials or components, the uncertainty of currency fluctuations against the U.S. dollar, increases in labor rates, trade duties or tariffs and/or the introduction of new and expensive raw materials could adversely affect our contract manufacturers’ ability to manufacture our products in sufficient quality and within sufficient time to meet our consumer demand, which would adversely affect our business, financial condition and operational results.

If we overestimate our production requirements, we or our contract manufacturers may purchase excess components and build excess inventory. If we, or our contract manufacturers at our request, purchase excess components that are unique to our products or build excess products, we could be required to pay for these excess components or products. In limited circumstances, we have agreed to reimburse our manufacturers for purchased components that were not used as a result of our decision to discontinue products or the use of particular components. If we incur costs to cover excess supply commitments, this would harm our business. If we underestimate our product requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays or cancellation of orders from brick-and-mortar and online retail partners, distributors and online sales channels. We may be required to incur higher costs to secure the necessary production capacity and components to meet unanticipated demand, which could result in lower margins.

The failure of our third-party logistics partners to adequately and effectively staff could adversely affect our brick-and-mortar and online retail partner and user experience and results of operations.

We currently receive and distribute merchandise through four third-party logistics partners, two of which are located in the United States and one of which is located in each of China and Europe. The majority of our products are received and distributed through one of our third-party logistics partners in California. These third-party logistics partners assist with online logistics, inventory management, warehousing and fulfillment for both business-to-business (to brick-and-mortar and online retail partners and distributors) and business-to-consumer (drop-ship via retail partners and direct-to-consumer). If our third-party logistics partners are unable to adequately staff their third-party logistics facilities to meet demand, or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, these effects could be exacerbated and our results of operations could be further harmed. In addition, operating third-party logistics partner facilities comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times, reduced packing quality or costly litigation, and our reputation and results of operations may be harmed.

By using third-party operators for our inventory management, warehousing and fulfillment, we also face additional risks associated with not having complete control over operations at those facilities. Any deterioration in the financial condition or operations of the third parties, or the loss of the relationship with any third party, would have significant impact on our operations.

We also rely on our third-party logistics partners, including last mile warehouse and delivery partners, to complete a substantial percentage of our deliveries to brick-and-mortar and online retail partners, distributors and online sales channels. If our third-party logistics partners do not perform their obligations or meet our expectations, or those of our brick-and-mortar and online retail partners, distributors or our online sales channels, our reputation and business could suffer.

A disruption in the service, a significant increase in the cost of our primary delivery and shipping services for our products or a significant disruption at shipping ports could adversely affect our business.

We use a variety of shipping services for delivery of our products to users and brick-and-mortar and online retail partners, including air carriers and ocean shipping services. All of our contract manufacturers are based in Asia, so our products are shipped to our third-party logistics partner facilities primarily via ocean shipping services. We have experienced and could continue to experience increased congestion and new import and export restrictions implemented at ports on which we rely for our business. In many cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs, to run our supply chain.

In the event of any significant interruption in service by shipping providers or at airports or shipping ports, we may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver our products in a timely and cost-efficient manner. As a result, we could experience delays, increased shipping costs and lost sales as a result of missed delivery deadlines and product demand cycles. For example, at times during the COVID-19 pandemic, shipping of our products has been delayed, which has inconvenienced our users and brick-and-mortar and online retail partners. Furthermore, if the cost of delivery or shipping services were to increase significantly and the additional costs could not be covered by product pricing, our results of operations could be adversely affected.

In particular, we are dependent upon major shipping companies, including FedEx, for the shipment of our products to and from our third-party logistics partner facilities. Changes in shipping terms, or the inability of these third-party shippers to perform effectively, could affect our responsiveness to our users and brick-and-mortar and online retail partners. Increases in our shipping costs may adversely affect our financial results if we are unable to pass on these higher costs to our users or brick-and-mortar and online retail partners.

We have limited control over our contract manufacturers, component suppliers and third-party logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products on a timely basis or in sufficient quantity, which could adversely affect our business, financial condition and results of operations.

We have limited control over our contract manufacturers, component suppliers and third-party logistics partners, which subjects us to additional risks, including, but not limited to:

•	inability to satisfy demand for our products;
•	reduced control over delivery timing and product reliability;
•	reduced ability to monitor the manufacturing process and components used in our products;
•	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;
•	variance in the manufacturing capability of our third-party manufacturers;
•	price increases;
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difficulties in establishing additional supplier, manufacturer or third-party logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers or third-party logistics partners;

•	shortages of materials or components;
•	infringement or misappropriation of our intellectual property or cyberattacks;
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exposure to natural catastrophes, political unrest, terrorism, labor strikes or disputes, pandemics and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured or the components thereof are sourced;

•	changes in local economic conditions in the jurisdictions where our manufacturers, suppliers and third-party logistics partners are located;
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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

•	insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products, affect the quality of our products and harm our business, results of operations and financial condition.

Our products may be affected from time to time by design and manufacturing defects, and we may face claims related to such defects, either of which could adversely affect our business and result in harm to our reputation.

Our connected machines and design apps may be affected by design and manufacturing defects. In addition, sophisticated firmware and applications, such as those offered by us, may have issues that unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in software, components and products that we source from third parties. Any such defects could make our products unsafe, create a risk of environmental or property damage, personal injury or data privacy, security and data protection harms, and subject us to the hazards and uncertainties of product liability and other claims and related litigation. As a result, our services may not perform as anticipated and may not meet expectations. There can be no assurance that we will be able to detect and fix all issues and defects in the hardware, software and services we offer.

Failure to timely identify, patch, fix or recall products and services with such defects could result in widespread technical and performance issues affecting our products and could lead to claims against us. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory or intangible assets and significant warranty and other expenses, such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, our financial results could be adversely affected.

In the event that we receive shipments of products that have defects or otherwise fail to comply with our technical specifications or that fail to conform to our quality control standards, and we are not able to obtain replacement products in a timely manner, we risk revenue losses from the inability to sell those products, increased administrative and shipping costs and lower profitability. Further, quality problems could adversely affect the experience for users of our products, and result in harm to our reputation, including through social media or other communications from our community, loss of competitive advantage, poor market acceptance, reduced demand for our products, delay in new product and service introductions and lost revenue.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which will require us to conduct due diligence on and disclose whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

Significant increases in inflation, commodity prices or transportation costs may adversely affect the costs of our component suppliers and contract manufacturers, and we may be unable to pass on these higher costs to our brick-and-mortar and online retail partners or users.

Significant future increases in commodity prices, such as for alloys, or inflation could adversely affect the costs of our component suppliers and contract manufacturers and result in higher costs to us if we are unable to pass on the increased costs to our brick-and-mortar and online retail partners or users. Furthermore, transportation costs have fluctuated as a result of a variety of factors, such as capacity shortages, and we may not be able to pass such costs on to our brick-and-mortar and online retail partners or users, higher fuel prices and labor shortages. Our results of operations may be adversely affected if we are unable to secure, or are able to secure only at significantly higher costs, components for our products or adequate transportation resources in a cost-effective manner.

Key third-party manufacturers are located in China and may be affected by recent and possible future political, social and economic conditions in China.

We rely on third-party manufacturers in China and Chinese-owned manufacturers in Malaysia through which the substantial majority of our finished products are prepared and shipped to brick-and-mortar and online retail partners, users or third-party logistics partners. Our business therefore could be affected by social, political, regulatory or economic developments in China. In 2018, the Office of the U.S. Trade Representative, or the USTR, enacted a tariff of 10% on imports into the U.S. from China, including communications equipment products and components manufactured and imported from China. Since then, additional tariffs have been imposed by the USTR on imports into the United States from China, and China has also imposed tariffs on imports into China from the United States. In addition, due to concerns with the security of products and services from certain telecommunications and video providers based in China, the United States government has enacted bans on the use of certain Chinese-origin components or systems either in items sold to the U.S. government or in the internal networks of government contractors and subcontractors (even if those networks are not used for government-related projects). It is possible that the U.S. government may take future measures to impose stricter export controls on items destined for China or additional duties on shipments made from China. In addition, the U.S. government may add additional parties to the Entity List, which could harm our business, increase the cost of conducting our operations in China or result in retaliatory actions against U.S. interests. Continued deterioration in trade relations or adverse developments in political, social or economic conditions in China or future unforeseen problems, including health pandemics or regulatory changes, could affect deliveries of our products to our retail partners or users, possibly resulting in business interruptions, substantially delayed or lost sales, loss of inventory or increased expenses that cannot be passed on to brick-and-mortar and online retail partners or users, any of which could ultimately have a material adverse effect on our business and financial results. In such an eventuality, we could be forced to relocate our manufacturing, either temporarily or permanently, to another potentially costlier location or find alternative potentially costlier methods of shipping our finished products to brick-and-mortar and online retail partners and users. While we are taking measures to attempt to maintain the continuity of our product delivery operations notwithstanding the impact on the use of our international facilities, the continued or deteriorating conditions in China or other future unforeseen problems in China, we cannot ensure that these measures will be successful in eliminating disruptions in our business.

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

We have been expanding our relationships with contract manufacturers in Malaysia, increasingly shifting our contract manufacturing presence to Malaysia and expect to continue to do so in the future. As a result, our business, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. In addition, our contract manufacturers in Malaysia are subject to risks of theft, fire, earthquake, flooding and other similar casualty risks.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall Malaysian economic environment appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of certainty.

Changes in U.S. tax, tariff or other trade policy regarding products produced in other countries could adversely affect our business.

A predominant portion of the products we sell is originally manufactured in countries other than the United States. International trade disputes that result in tariffs and other protectionist measures could adversely affect our business, including disruption in and cost increases for sourcing our merchandise and increased uncertainties in planning our sourcing strategies and forecasting our margins. Importing and exporting has involved more risk since the beginning of 2018, as there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several United States and foreign leaders regarding tariffs against foreign imports of certain materials. For example, the U.S. government recently imposed significant new tariffs on China related to the importation of certain product categories following the U.S. Trade Representative’s Section 301 investigation. It is possible that the U.S. government may take further measures in the future to impose stricter export controls on items destined for China or additional duties on shipments made from China. During fiscal 2019, the Bureau of Industry and Security, or BIS, of the U.S. Department of Commerce placed certain Chinese entities on the Entity List, limiting the ability of U.S. companies to do business with those entities. The U.S. government may add additional parties to the Entity List, which could harm our business, increase the cost of conducting our operations in China or result in retaliatory actions against U.S. interests. In addition, the U.S. government has exercised additional trade-

related powers in a manner that could have a material adverse impact on our business, financial condition or results of operations.  For example, on May 15, 2019, then-President Trump issued an executive order that invoked national emergency economic powers to implement a framework to regulate the acquisition or transfer of information communications technology in transactions that imposed undue national security risks. The executive order was subject to implementation by the Secretary of Commerce and purports to apply to contracts entered into prior to the effective date of the order.  On January 19, 2021, the U.S. Department of Commerce published interim final rules in the Federal Register, subject to public notice and comment, which purport to permit the Department of Commerce to investigate transactions involving the use of information communications technology products or services provided by persons owned or controlled by certain nations, including China, and potentially to modify or prohibit those transactions.  In addition, the White House, the Department of Commerce and other executive branch agencies have implemented additional restrictions and may implement still further restrictions that would affect conducting business with certain Chinese companies. We cannot predict whether these recent rules and restrictions will be implemented and acted upon by the Biden administration, modified, overturned or vacated by legal action.  A substantial portion of our products are manufactured in China. As a result of recently imposed tariffs, our cost of goods imported from China increased substantially, and could increase further depending on the outcome of the current trade negotiations, which have been protracted and recently resulted in increases in U.S. tariff rates on specified products from China. Although we continue to work with our vendors to mitigate our exposure to current or potential tariffs, there can be no assurance that we will be able to offset any increased costs. Other changes in U.S. tariffs, quotas, trade relationships or tax provisions could also reduce the supply of goods available to us or increase our cost of goods. We may fail to effectively adapt to and manage the adjustments in strategy that would be necessary in response to those changes. In addition to the general uncertainty and overall risk from potential changes in U.S. laws and policies, as we make business decisions in the face of such uncertainty, we may incorrectly anticipate the outcomes, miss out on business opportunities or fail to effectively adapt our business strategies and manage the adjustments that are necessary in response to those changes. These risks could adversely affect our revenue, reduce our profitability and negatively impact our business.

Risks Related to Privacy, Data Protection and Cybersecurity

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations and obligations could harm our business.

We are subject to numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content and data, which we refer to collectively as privacy laws, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other laws, regulations or other obligations. We are also subject to the terms of our privacy policies and obligations to our users and other third parties related to privacy, data protection and information security. We strive to comply with applicable privacy laws; however, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, varied, and it is possible that these or other actual obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another.

We also expect that there will continue to be new privacy laws proposed and enacted in various jurisdictions. For example, in May 2018, the General Data Protection Regulation, or GDPR, went into effect in the EU. The GDPR imposed stringent data protection requirements and provides greater penalties for noncompliance than previous data protection laws, including potential penalties of up to €20 million or 4% of annual global revenue.

Although legal mechanisms have been designed to allow for the transfer of personal data from the United Kingdom, the European Economic Area, or EEA, and Switzerland to the United States, uncertainty about compliance with such data protection laws remains and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products and services. For example, legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach agreement on or maintain existing mechanisms designed to support cross-border data transfers. Specifically, on July 16, 2020, the Court of Justice of the EU, or CJEU, invalidated Decision 2016/1250, which had deemed the protection provided by the EU-U.S. Privacy Shield Framework, which includes the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks, adequate under EU data protection law. To the extent that any of our vendors, contractors or consultants have been relying on the EU-U.S. Privacy Shield Framework, they will not be able to do so in the future, which could increase our costs and may limit our ability to process personal data from the EU. The same decision also imposed additional conditions with respect to use of one of the primary alternatives to the Privacy Shield Frameworks, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. The full impact of the CJEU decision is uncertain at this time. The CJEU decision and related developments could result in increased costs of compliance and limitations on our vendors, contractors, consultants and us. More generally, as a result of the CJEU decision or related developments, we may find it necessary or desirable to modify our data handling practices, and our practices relating to cross-border transfers of data or other data handling practices, or those of our vendors, contractors and consultants and vendors, may be challenged and our business, financial condition and operating results may be adversely impacted. We continue to monitor and review the impact of any developments relating to cross-border data transfers from the EU that could affect our operations.

Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, or Brexit, the United Kingdom left the EU effective on January 31, 2020, subject to a transition period that ended December 31, 2020. Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, while the United Kingdom has implemented legislation that substantially implements the GDPR, which legislation provides for penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues, aspects of the United Kingdom’s data protection regime and its relationship with the EU, and how those may evolve over time, remain unclear. The United Kingdom is considered a “third country” under the GDPR as of January 1, 2021. The United Kingdom and the EU entered into a Trade and Cooperation Agreement on December 24, 2020, that permits personal data transfers between the United Kingdom and the EU for a six-month grace period, subject to certain conditions. We cannot fully predict how United Kingdom data protection laws or regulations may develop in the medium to longer term or how the EU will treat the United Kingdom with respect to data protection issues, including those relating to data transfers to and from the United Kingdom. We continue to monitor and review the impact of any resulting changes to EU or United Kingdom law, or related developments, that could affect our operations. We may incur liabilities, expenses, costs and other operational losses relating to the GDPR and privacy laws of applicable EU Member States and the United Kingdom, including in connection with any measures we take to comply with them.

In Brazil, the (Lei Geral de Proteção de Dados Pessoais) – Law No. 13,709/2018, or LGPD, similar in many respects to the EU’s GDPR, was enacted August 14, 2018 and entered into effect September 18, 2020. Penalties for violation of the LGPD, if and when enforced, may be up to 2% of revenue in Brazil, capped at R$50 million per violation (roughly US$9.6 million as of December 31, 2020). The LGPD applies to businesses (both inside and outside Brazil) that process the personal data of individuals located in Brazil and provides consumer rights similar to the GDPR. A Brazilian Data Protection Authority, Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or ANPD), has been established to provide forthcoming rules and guidance on how to interpret and implement the LGPD’s requirements, including regarding notice of processing, data transfer requirements and other compliance obligations, such as security measures, recordkeeping, training and governance. Pending such developments from the ANPD and any emerging caselaw, our LGPD approach may be subject to further change, our compliance measures when implemented may not be fully adequate, we may expend significant time and cost in developing a privacy governance program and data transfer mechanisms in an effort to comply with the LGPD and any implementing regulations or guidance, and we may potentially face litigation prior to the implementation of regulations and guidance regarding the LGPD or before we have had a reasonable opportunity to fully implement measures designed to comply with such regulations and applicable guidance.

Vietnam’s cybersecurity law went into effect on January 1, 2019 and includes stringent requirements regarding data localization and data transfers. A draft Decree on Personal Data Protection, with sub-

legislation introduced December 27, 2019, elaborates requirements relating to data protection; however, further notice and comment is anticipated before its requirements enter into effect. As proposed, the draft decree would require us to further invest in potentially duplicative infrastructure and personnel in Vietnam, establish and maintain a local data protection program, and incur other costs and expenses related to these new requirements.

California also recently enacted legislation affording consumers expanded privacy protections, the California Consumer Privacy Act of 2018, or CCPA, that went into effect as of January 1, 2020 and was subject to enforcement starting July 1, 2020. Additionally, the California Attorney General issued regulations that may add additional requirements on businesses. The potential effects of this legislation and the related CCPA regulations are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. For example, the CCPA gives California residents, (including employees, though only in limited circumstances until January 1, 2023), expanded rights to transparency access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is collected and used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. The enactment of such laws is prompting similar legislative developments in other states in the United States, which could create the potential for a patchwork of overlapping but different state laws, and is inspiring federal legislation.

Further, some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business.

With laws and regulations such as the GDPR in the EU and the CCPA and CPRA in the United States imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, there is a risk that the requirements of these or other laws and regulations, or of contractual or other obligations relating to privacy, data protection or information security, are interpreted or applied in a manner that is, or is alleged to be, inconsistent with our management and processing practices, our policies or procedures, or the features of our products and services. We may face challenges in addressing their requirements and making any necessary changes to our policies and practices, and we may find it necessary or appropriate to assume additional burdens with respect to data handling, to restrict our data processing or otherwise to modify our data handling practices and to incur significant costs and expenses in these efforts. Any failure or perceived failure by us to comply with our privacy policies, our privacy, data protection or information security-related obligations to brick-and-mortar and online retail partners or users or other third parties or any of our other legal obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our brick-and-mortar and online retail partners may limit the adoption and use of, and reduce the overall demand for, our products and services.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our contracts and policies, such violations may also put our users’ content and personal information at risk and could in turn adversely affect our business. Any significant change to applicable privacy laws or relevant industry practices could increase our costs and require us to modify our platform, design apps and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new design apps and features.

Cybersecurity risks could adversely affect our business and disrupt our operations.

Information technology helps us operate more efficiently, interface with users and brick-and-mortar and online retail partners, offer features for our products and services, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build, sustain and secure necessary technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of brick-and-mortar and online retail partners or users, business disruptions or the loss of or unauthorized access to personal information or loss or damage to intellectual property through a security breach or cyberattack. Such security breaches or cyberattacks could expose us to a risk of lost, exposed or corrupted information, unauthorized disclosure of information, litigation and possible liability to employees, users and brick-and-mortar and online retail partners and regulatory authorities. In addition, a significant portion of our data and information is hosted in a cloud-computing environment, where design apps and data are hosted, accessed and processed through a third-party provider over a broadband Internet connection. In a cloud-computing environment, we could be subject to outages, security breaches and cyberattacks by the third-party service provider. In the COVID-19 pandemic, more of our and our service providers’ personnel are working remotely, which increases the risks of security breaches and cyberattacks.

If our data management systems do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software defects or deficiencies, computer viruses, security breaches, cyberattacks, catastrophic events or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we internally and externally report our results of operations. As a result, our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, the increasing need to protect customer, partner and employee information and the information technology needs associated with our changing products and services. We will implement reasonable security procedures and practices to help ensure that our data management systems effectively collect, store, process and report relevant data for the operation of our business, though there are no assurances that these procedures and practices will be successful or that additional systems issues will not arise in the future.

In addition, security breaches from errors, malfeasance or misconduct by employees, contractors or others with access to our systems may pose a risk that sensitive data, including individually identifiable data, may be exposed to unauthorized persons or to the public and may compromise our security systems. We have been, and may in the future be, subject to compromises and other security breaches impacting such data. There can be no assurance that any efforts we make to prevent against such breaches will prevent breakdowns in our systems or security breaches that could adversely affect our business. Third parties may also attempt to fraudulently induce employees or users into disclosing usernames, passwords or other sensitive information, which may in turn be used to access information technology systems used in our business. For example, our employees have received and likely will continue to receive “phishing” e-mails attempting to induce them to divulge sensitive information. In addition, unauthorized persons may attempt to hack into our products or systems to obtain personal data relating to users or employees, our confidential or proprietary information or confidential information we maintain from third parties, which, if successful, could pose a risk of loss of data, risk to customer safety and risk of product recall. While we provide security and privacy training to attempt to protect against these risks, the techniques used to obtain unauthorized access to systems and data change frequently and may be difficult to detect, so we may not be able to anticipate and prevent these intrusions or other breaches, to identify them promptly or to mitigate them when they occur.

Moreover, we manufacture and sell hardware and software products that allow our users to store confidential information, including their original designs, locally or in our cloud infrastructure. We do not have measures to configure, update or secure our users’ desktop or mobile devices or any information stored in our users’ own systems or at their locations, which is the responsibility of our users. While we have implemented security measures to protect our hardware and software products from unauthorized access and cyberattacks, these measures may not be effective in securing these products, particularly since techniques used to obtain unauthorized access or otherwise sabotage systems, change frequently and may not be recognized until launched against a target. A breach of network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, sensitive information stored by us or our brick-and-mortar and online retail partners, or the perception that any of these have occurred, could have serious negative consequences for our business, including loss of information, indemnity obligations, possible fines, penalties and damages, reduced demand for our products and services, an unwillingness of our users to use our products or services, harm to our reputation and brand, and time consuming and expensive litigation, any of which could adversely affect our financial results.

We maintain cybersecurity insurance, subject to applicable deductibles and policy limits; however, our cybersecurity insurance may not cover losses from all types of incidents or may provide insufficient compensation that does not cover our total losses.

If the use of “cookie” tracking technologies is further restricted, regulated or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of Internet user information we collect would decrease, which could harm our business and results of operations.

Cookies are small data files sent by websites and stored locally on an Internet user’s computer or mobile device. We, and third parties who work on our behalf, collect data via cookies to track the behavior of visitors to our sites, provide a more personalized and interactive experience and analyze and increase the effectiveness of our marketing. However, Internet users can easily disable, delete and block cookies directly through browser settings or through other software, browser extensions or hardware.

Privacy laws and regulations restrict how we deploy our cookies, and this could potentially increase the number of Internet users that choose to proactively disable cookies on their systems. In the EU, the Directive on Privacy and Electronic Communications requires users to give their consent before cookie data can be stored on their local computer or mobile device. Additionally, the most commonly used Internet browsers—Chrome, Firefox, Internet Explorer and Safari—allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers, and a number of other software tools allow users to block or otherwise limit the functionality of cookies. Users can decide to opt out of nearly all cookie data creation, which could negatively impact operations. We may have to develop alternative systems to determine our users’ behavior, customize their online experience or efficiently market to them if users block cookies or regulations introduce additional barriers to collecting cookie data.

Risk Related to Foreign Operations

We plan to further expand into international target markets, which will expose us to significant risks.

Our primary international target markets include Australia, France, Germany, New Zealand and the United Kingdom, and we plan to expand our operations further, which requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we already face in the United States. There are significant risks and costs inherent in doing business in international target markets, including:

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difficulty establishing and managing international operations and the increased travel, infrastructure, including establishment of local delivery service and Cricut Member Care operations, and legal compliance costs associated with locations in different countries or regions;

•	difficulty accessing and maintaining operations with international brick-and-mortar and online retail partners and distribution channels that may be small, fragmented or complex;
•	the need to vary pricing and margins to effectively compete in international target markets;

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the need to adapt, translate and localize products for specific countries, comply with country-specific product safety and liability laws, as well as obtaining rights to third-party intellectual property used in each country;

•	increased competition from local providers of competing or imitation products;
•	the ability to protect and enforce intellectual property rights abroad;
•	the need to offer content and customer support in various languages;
•	difficulties in understanding and complying with local laws, regulations and customs in other jurisdictions;
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compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and the United Kingdom Bribery Act 2010, or U.K. Bribery Act, by us, our employees and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety and data privacy frameworks, such as the EU’s GDPR, including data transfer or localization restrictions, or LGPD;

•	varying levels of Internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
•	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;
•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
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political or social unrest or economic instability in a specific country or region in which we operate, including, for example, recent social and political unrest in China, which could have an adverse impact on our operations in that location.

These risks can make it more expensive to operate our business outside the United States, meaning that our international business may be less profitable than our U.S. business.

We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful or may not execute our strategy successfully. We currently face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products by consumers in new markets. Our failure to successfully manage these risks could harm our international operations and adversely affect our business, financial condition and results of operations.

In addition, Brexit, and the ongoing negotiations of the future trading relationship between the United Kingdom and the EU during the transition period, have yet to provide clarity on what the outcome will be for the United Kingdom or Europe. Changes related to Brexit could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the United Kingdom, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international target markets.

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import and/or export of certain technologies, products, software and services. Compliance with applicable regulatory requirements regarding the export of our products and services may create delays in the introduction of our products and services in some international target markets, prevent our international users from accessing our products and services, and, in some cases, prevent the export of our products and services to some countries altogether.

Furthermore, U.S. export control and economic sanctions laws prohibit the provision of products and services to countries, governments and persons that are the subject of U.S. sanctions. Even though we take precautions to prevent our products from being provided to persons and jurisdictions in violation of U.S. sanctions laws, our products and services, including our firmware updates, could find their way to such prohibited parties, which could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain any required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

Additionally, our supply chain is very complex and compliance with U.S. import laws and regulations requires that we make determinations based on the best information that we have available at the time. U.S. Customs and Border Protection may not always agree with those determinations and, at has times, has requested that we modify the information we have provided to them including that related to country of origin determinations.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could adversely affect our business, financial condition and results of operations.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their directors, officers, employees and third-party business partners and intermediaries, representatives, contractors and agents from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any improper advantage.

Our global operations expand our compliance obligations. For example, we import and export items to and from several countries. In many foreign countries, including countries in which we may conduct business, including interacting with governmental officials, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we or our third-party business partners or intermediaries, employees, representatives, contractors, suppliers and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, including as governmental customers. We can be held liable for the corrupt or other illegal activities of our employees or third-party business partners or intermediaries, representatives, contractors and agents, even if we do not explicitly authorize such activities.

In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and maintain internal controls and compliance procedures designed to prevent violations of anti-corruption laws. While we have policies, procedures and training to foster compliance with these laws, we cannot assure you that our employees or third-party business partners or intermediaries, contractors, representatives and agents will not take actions in violation of our policies or applicable law for which we may ultimately be held responsible.

Any violation of the FCPA, other applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, fines, damages, severe criminal or civil penalties against us, our officers or our employees, disgorgement of profits, suspension or debarment from U.S. government contracts, any of which could adversely affect our reputation, business, results of operations, stock price, financial condition and prospects. In addition, detecting, investigating and resolving actual or alleged violations of anti-corruption laws and responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our financial position and results of operations.

Recent or future changes to U.S., Canada, United Kingdom and other foreign tax laws could impact the tax treatment of our foreign earnings. We generally conduct our international operations through wholly owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, Canada, the United Kingdom and other relevant countries, due to changes in such laws and rules, we may have to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate and may adversely affect our financial position and results of operations. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

If U.S., Canadian, United Kingdom or other foreign tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and results of operations may be adversely affected.

We may face exposure to foreign currency exchange rate fluctuations.

While we have historically transacted the majority of our business in U.S. dollars, we also transact in some foreign currencies, such as the Australian Dollar, Canadian Dollar, Chinese Yuan, Euro, British Pound Sterling and Malaysian Ringgit, and we may transact in more foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Risks Related to our Intellectual Property

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our success depends in large part on our proprietary technology and our patents, trade secrets, trademarks and other intellectual property rights. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, trade secret and patent laws, as well as confidentiality and license agreements with our employees, contractors, consultants and third parties with whom we have relationships, to establish and protect our brand and other intellectual property rights. However, our efforts to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar to ours and that compete with our business.

Effective protection of patents, trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural requirements to complete the patent application process and to maintain issued patents, and noncompliance or non-payment could result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products are available. For example, the existence of prior art – or information that is already in the public domain – may limit our ability to obtain additional patents in the U.S. and foreign jurisdictions. Some foreign countries also have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

We have an active program of monitoring, investigating and enforcing our proprietary rights against companies and individuals who market or manufacture counterfeits and “knockoff” products, particularly ancillary and/or specialized products used with our connected machines. We assert our rights against infringers of our copyrights, patents, trademarks and trade dress. However, these efforts may not be successful in reducing sales of imitation products by these infringers. Additionally, other manufacturers may be able to produce successful personal desktop manufacturing devices which imitate our designs without infringing any of our copyrights, patents, trademarks or trade dress. Particularly with respect to the accessories and materials we sell to users for use with their machines, counterfeits, knockoffs or imitations are known to exist in the industry. The failure to prevent or limit such infringers or imitators could adversely affect our reputation and sales.

In order to protect our brand and intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and our business.

We have faced threats, and in the future may be threatened, by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in the technology industry, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in the technology industry. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our use of third-party content, including images, software and other intellectual property may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally-developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the market for our products and services grows and as we introduce new and updated products and services. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could adversely affect our business, financial condition and results of operations.

We depend upon third-party licenses and the purchase of third-party works for the use of digital content. An adverse change to, loss of or claim that we do not hold necessary licenses or rights may adversely affect our business, results of operations and financial condition.

Digital content is an important element of the overall content that we make available to our users. To secure the rights to use certain fonts, images, ready-to-make projects, patterns and other digital contents that are used on or with our products and services, we enter into agreements to obtain licenses from rights holders such as copyright owners or their agents. We pay royalties to such parties or their agents around the world. In other instances, we enter into agreements with various third parties to purchase their pre-existing works or engage on a “works for hire” basis to procure desired content.

The process of obtaining licenses, purchasing pre-existing works and new engagement involves identifying and negotiating with many rights holders, some of whom are unknown or difficult to identify, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us. Our relationship with certain rights holders may deteriorate. Additionally, there is a risk that aspiring rights holders, their agents or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Although we expend significant resources to seek to comply with the statutory, regulatory and judicial frameworks, we cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the digital content that is used with our products and services, and we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future.

These challenges, and others concerning the use of licensed content with our products, may subject us to significant liability for copyright infringement, breach of contract or other claims. For additional information, see the section titled “Business—Legal Proceedings.”

Legislation regarding copyright protection or content review could impose complex and costly constraints on our business model.

Although our agreements with users submitting designs or other content to our websites and mobile apps specifically require users to represent that they have the right and authority to provide and license the designs and other content they submit for the purposes used by us, that the content does not and will not violate any law, statute, ordinance or regulation, and that the content (and our use of it) does not and will not infringe on any rights of any third party, we do not currently have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a user may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party or another party’s right of privacy or right of publicity or that would be considered to be defamatory, pornographic, hateful, racist, scandalous, obscene or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that user lives. There is, therefore, a risk that users may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction.

The EU has also enacted a new law that will require us to use best efforts in accordance with the high industry standards of professional diligence to exclude infringing content from our platform that may be uploaded by our users. To comply with this new law, we will likely have to devote significant time and resources to develop technologies to prevent infringing content from being uploaded to our platform and, to the extent infringing content makes it onto our platform, to expeditiously remove such content and implement measures to prevent re-uploads of such content. Although the new law does not mandate monitoring, there may be no practical way for us to comply with the law’s stringent new requirements without adopting some form of robust content identification systems. We may also be required to enter into license agreements with various rights holders to obtain licenses that authorize the storage and use of content uploaded by our users. We may not be able to develop technological solutions to comply with applicable law on economically reasonable terms and there is no guarantee that we will be able to enter into agreements with all relevant rights holders on terms that we deem reasonable. Compliance may therefore cause us to encounter increased costs which could substantially harm our business and results of operations.

Some of our products contain open source software, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could harm our business.

We use open source software in our products and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition and results of operations.

Risks Related to the Ownership of Our Common Stock and This Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters and may vary from the market price of our common stock following this offering. The market prices of the securities of newly public companies such as us have historically been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets and the performance of technology companies in particular;
•	variations in our results of operations, cash flows and other financial metrics and non-financial metrics and how those results compare to analyst expectations;
•	changes in the financial projections we may provide to the public, or our failure to meet these projections;
•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;
•	the economy as a whole and market conditions in our industry;
•

negative publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products or services that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;
•

announcements by us or our competitors of new products, accessories, features and content, significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	actual or perceived privacy or data security incidents;
•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•	lawsuits threatened or filed against us, litigation involving our industry, or both;
•	developments or disputes concerning our or other parties’ products, services or intellectual property rights;
•	other events or factors, including those resulting from war, incidents of terrorism, manmade or natural disasters, pandemics or responses to these events;
•	the expiration of contractual lock-up or market standoff agreements; and
•	sales of shares of our common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Upon the completion of this offering, our directors, executive officers and holders of 5% or more of our common stock will beneficially own approximately      % of our common stock and will be able to exert significant control over us, which will limit your ability to influence the outcome of important transactions, including a change of control.

Upon completion of this offering, our directors, executive officers and holders of 5% or more of our outstanding common stock, and their respective affiliates, will beneficially own, in the aggregate, approximately          % of the shares of our outstanding common stock, based on the number of shares outstanding as of                . Further, entities affiliated with Petrus, collectively, are currently our largest stockholder. Upon completion of this offering, entities affiliated with Petrus will hold approximately     % of the total voting power of our common stock based on the number of shares outstanding as of                         . See the section titled “Principal Stockholders” for additional information. As a result, our directors, executive officers and holders of 5% or more of our outstanding common stock, and their respective affiliates, if acting together, will be able to determine or significantly influence all matters requiring stockholder approval, including the elections of directors, amendments of our organizational documents and approval of any merger, sale of assets or other major corporate transaction. These stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may delay, prevent or discourage acquisition proposals or other offers for our common stock that you may feel are in your best interest as a stockholder and ultimately could deprive you of an opportunity to receive a premium for your common stock as part of a sale of our company, which in turn might adversely affect the market price of our common stock.

We are a “controlled company” within the meaning of the Exchange rules and, as a result, are entitled to rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not “controlled companies.”

Because entities affiliated with Petrus own more than 50% of the total voting power of our common shares, we are a “controlled company” within the meaning of the Exchange’s corporate governance standards. As a controlled company, we are exempt under the Exchange’s standards from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of independent directors;
•	that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result of relying on the controlled company exemptions, the procedures for approving significant corporate decisions could be determined by directors who have a direct or indirect interest in such decisions, and our stockholders do not have the same protections afforded to stockholders of other companies that are required to comply with all of the independence rules of the Exchange.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us or fail to publish reports on us regularly, or if industry analysts cease coverage of us, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline.

If you purchase our common stock in our initial public offering, you will experience immediate and substantial dilution.

The assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the as adjusted net tangible book value per share of our outstanding common stock of $          per share as of                          , 2021. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase common stock in this offering, you will incur immediate dilution of $          per share in the net tangible book value per share from the price you paid. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. You will experience additional dilution when those holding options exercise their right to purchase common stock under our equity incentive plans or when we otherwise issue additional shares of our common stock. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds we receive in this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price for our common stock could decline.

We do not currently intend to pay dividends for the foreseeable future.

In September 2020, we paid a cash dividend to Cricut Holdings, our sole stockholder at the time. We currently do not intend to pay any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by the restrictions under the terms of our New Credit Agreement. We anticipate that for the foreseeable future we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents that will be in effect upon the completion of this offering and under Delaware law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering may have the effect of delaying or preventing transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. For information regarding these and other provisions, see the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Our charter documents that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over causes of action arising under the Securities Act. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated bylaws.

Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of U.S. federal securities laws in the types of lawsuits to which they apply, the exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, shareholders, officers or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers or other employees. Our stockholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Further, in the event a court finds the exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

General Risk Factors

The outbreak of the COVID-19 pandemic could adversely affect our business, results of operations and financial condition.

The COVID-19 pandemic has caused significant volatility in financial markets. Public health problems resulting from the COVID-19 pandemic and precautionary measures instituted by governments and businesses to mitigate its spread, including government lock-downs, travel restrictions and quarantines, have contributed to, and could for the foreseeable future contribute to, a general slowdown in the global economy, adversely impact our brick-and-mortar and online retail partners, potential customers, third-party suppliers, contract manufacturers, third-party logistics providers and other business partners, and disrupt our operations. Changes in our operations in response to the COVID-19 pandemic have resulted, and could continue to result in, inefficiencies or delays, including in manufacturing, sales, delivery and product development efforts, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession and business continuity planning, employees working remotely or teleconferencing technologies.

During the COVID-19 pandemic we have experienced an increase in demand for our products and subscriptions. For example, from the third quarter of 2018 to the third quarter of 2019 our revenue from connected machines grew 40%, our revenue from subscriptions grew 74% and our revenue from accessories and materials grew 53%.  In comparison, from the third quarter of 2019 to the third quarter of 2020 our revenue from connected machines grew 74%, our revenue from subscriptions grew 125% and our revenue from accessories and materials grew 86%. We believe that some portion of our revenue growth was a result of the COVID-19 pandemic, but we are not able to quantify the proportion of the increase in demand that is attributable to the COVID-19 pandemic as opposed to other factors contributing to our growth in recent periods.

There is no guarantee that such trends will continue at all or at the same rate in the future. To the contrary, the COVID-19 pandemic has had and may lead to a negative impact on our business and results of operations due to the occurrence of some or all of the following events or circumstances, among others:

•

our inability to manage our business effectively due to key employees becoming ill or infection clusters in worker populations, working from home inefficiently and being unable to travel to our facilities;

•

our third-party suppliers’, contract manufacturers’, third-party logistics providers’ and other business partners’ inability to operate worksites, including manufacturing facilities, shipping and fulfillment centers and third-party logistics facilities; for example, we have experienced longer lead times requirements with suppliers and slowdowns with our contract manufacturers during the COVID-19 pandemic;

•	prolonged delivery timelines;
•	increased return rates or decreased sales of our connected machines, subscriptions and accessories and materials, as applicable, due to a decrease in consumer discretionary spending;
•

inventory shortages caused by a combination of increased demand for our products and longer lead-times in the manufacturing of our connected machines and certain other products, due to work restrictions related to the COVID-19 pandemic, import and export conditions, such as port congestion and local government orders;

•

interruptions in manufacturing (including the sourcing of key components) and shipment of our products; for example, in certain instances, our suppliers, manufacturers and third-party logistic partners have closed and may in the future temporarily close certain of their facilities for short periods of time;

•

government mandated shutdowns or movement control orders in the countries in which our contract manufacturers and suppliers are located, specifically China and Malaysia, which may disrupt the operations of our contract manufacturers and third-party suppliers, which could impact our ability to purchase components at efficient prices and in sufficient amounts; and

•	incurrence of significant increases to employee health care and benefits costs.

The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted. This situation is changing rapidly, and additional impacts may arise that we are not aware of currently.

We are an “emerging growth company” and intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years and (iv) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC. For so long as we remain an emerging growth company, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We currently intend to take advantage of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. Furthermore, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards. If some investors find our common stock less attractive as a result of these decisions, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Our business is subject to a large number of U.S. and non-U.S. laws, many of which are evolving, including laws specific to e-commerce.

We are subject to a variety of laws and regulations in the United States and around the world, including those relating to traditional businesses, such as employment laws and taxation, as well as laws and regulations focused on e-commerce and online marketplaces, such as online payments, privacy, anti-spam, data security and protection, online platform liability, intellectual property and consumer protection, the ability to collect and/or share necessary information that allows us to conduct business on the Internet, marketing communications and advertising, content protection, electronic contracts or gift cards. In some cases, non-U.S. privacy, data protection, information security, consumer protection, e-commerce and other laws and regulations are more detailed than those in the United States and, in some countries, are actively enforced.

These laws and regulations are continuously evolving, and compliance is costly and could require changes to our business practices and significant management time and effort, or may result in enforcement actions or litigation. For example, California’s Automatic Renewal Law requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. As a result, a wave of consumer class action lawsuits was brought against companies that offer online products and services on a subscription or recurring basis. Other laws, like the CCPA and the EU’s GDPR, require us to implement reasonable privacy and security measures, including applying security requirements by contract to certain service providers and processors acting on our behalf, as well as requiring certain privacy and security disclosures to consumers and employees. In some jurisdictions, these laws and regulations may be subject to attempts to apply such domestic rules world-wide against us or our subsidiaries. Additionally, it is not always clear how existing laws apply to online marketplaces as many of these laws do not address the unique issues raised by online marketplaces or e-commerce. For example, as described elsewhere in this Risk Factors section, laws relating to privacy, data protection and information security are evolving differently in different jurisdictions. Federal, state and non-U.S. governmental authorities, as well as courts interpreting relevant laws, continue to evaluate and assess applicable privacy, data protection and information security requirements.

Existing and future laws and regulations enacted by federal, state or non-U.S. governments or the inconsistent enforcement of such laws and regulations could impede the growth of e-commerce or online marketplaces, which could have a negative impact on our business and operations. Examples include data localization requirements, limitations on marketplace scope or ownership, intellectual property intermediary liability rules, regulation of online speech, limits on network neutrality and rules related to security, privacy, data protection or national security, which may impede us or our users. We could also face regulatory challenges or be subject to discriminatory or anti-competitive practices that could impede both our growth prospects, increase our costs and harm our business.

We strive to comply with all applicable laws, but they may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are in conflict with the laws or regulations of another jurisdiction. Despite our best efforts, we may not have fully complied with all applicable laws and may not in the future. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, lost business and proceedings or actions against us by governmental entities or others, which could result in significant expenses, fines or penalties. Laws or regulations, or enforcement thereof, could also force us to change the way we operate, which could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business.

Additionally, if third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business. Furthermore, the circumstances in which we may be held liable for the acts, omissions or responsibilities of these parties is uncertain, complex and evolving. If an increasing number of such laws are passed, the resulting compliance costs and potential liability risk could negatively impact our business.

From time to time, we may be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention and materially harm our business, results of operations and financial condition.

From time to time, we may be subject to claims, lawsuits, regulatory disputes, government inquiries and other proceedings, including matters related to intellectual property, commercial, employment and tax that could adversely affect our business, results of operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings, and particularly any intellectual property infringement matters that we may face, could be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Adverse outcomes with respect to any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, make content unavailable or require us to stop offering certain features, all of which could negatively affect our subscription and revenue growth. See the section titled “Business—Legal Proceedings” for additional information.

The results of claims, lawsuits, regulatory disputes, government inquiries and other proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition and results of operations.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our business strategy, we may in the future engage in investment, merger or acquisition activities involving other companies, products or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our users or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely affecting our business, financial condition and results of operations. Moreover, we may be exposed to unknown liabilities, and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use our cash and cash equivalents, incur debt or issue equity securities, or a combination thereof, each of which may affect our financial condition or the value of our common stock and could result in dilution to our existing stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to additional covenants or other restrictions that would impede our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business and adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of earthquakes, fire, power outages, floods, public health crises, including the COVID-19 pandemic, and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, pandemics, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, public health crises, including the COVID-19 pandemic and similar events. For example, our operations are subject to a range of external factors related to the COVID-19 pandemic that are not within our control. A wide range of governmental restrictions have been imposed on our employees’, customers’ and suppliers’ physical movement to limit the spread of COVID-19. There can be no assurance that precautionary measures, whether adopted by us or imposed by others, will be effective, and such measures could negatively affect our sales, marketing and Cricut Member Care efforts, delay and lengthen our sales cycles, decrease our employees’ or customers’ or partners’ productivity or create operational or other challenges, any of which could harm our business, results of operations and financial condition. The third-party systems and operations and manufacturers we rely on are subject to similar risks. Our insurance policies may not cover losses from these events or may provide insufficient compensation that does not cover our total losses. For example, a significant natural disaster, such as a pandemic, earthquake, fire or flood, could adversely affect our business, financial condition and results of operations, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and manufacturers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products, that house our servers, or from which we generate content. As we rely heavily on our computer and communications systems, and the Internet to conduct our business and provide high-quality Cricut Member Care, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and manufacturers’ businesses, which could adversely affect our business, financial condition and results of operations.

We are subject to payment processing risk.

Our brick-and-mortar and online retail partners and users pay for our products using a variety of different payment methods, including credit and debit cards, gift cards, electronic fund transfers and electronic payment system and third-party financing providers. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage our third-party payment processors to bill users on cricut.com and Paid Subscriber on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact user and Paid Subscriber acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative consumer perceptions of our service.

In 2020, we introduced an integration with a third-party financing provider, Affirm, which allows users to finance the purchase of our connected machines through third-party consumer financing. There is no assurance that Affirm, or any other company that may in the future offer financing to our users, will continue to provide users with access to credit or that credit limits under such arrangements will be sufficient. Such restrictions or limitations on the availability of consumer credit could have an adverse impact on our business, results of operations and financial condition.

The estimates of market size included in this prospectus may prove to be inaccurate, and even if the market in which we compete is of the size we estimate, we cannot assure you that our business will penetrate some or all of our SAM or TAM.

Market size estimates are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates of market size in this prospectus relating to our SAM and TAM, including estimates based on our commissioned surveys or our own internal survey data, may prove to be inaccurate. Even if the market is of the size we estimate in this prospectus, we may not further penetrate our SAM or TAM, or at all. Accordingly, the estimates of market size included in this prospectus should not be taken as indicative of our future growth.

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Following the completion of this offering we will be subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations and the listing standards of the Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls and employees.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If, in the future, we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

Being a public company and complying with applicable rules and regulations will make it much more expensive for us to obtain director and officer liability insurance, and we will incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and stockholders’ equity/deficit and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to deferred revenue and entitlements. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

We may be subject to sales and other taxes, and we may be subject to liabilities on past sales for taxes, surcharges and fees.

The application of indirect taxes, such as sales and use tax, subscription sales tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that offer subscription services. For example, on June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of Wayfair) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The U.S. Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors and decrease our future sales, which could adversely impact our business and results of operations. Although we believe that we currently collect and remit sales taxes in all states that have adopted laws imposing sales tax collection obligations on out-of-state sellers since Wayfair was decided, a successful assertion by one or more states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction where we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as interest and penalties. The adoption of new laws by, or a successful assertion by taxing authorities of such laws, could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could adversely affect our business, financial condition and results of operations.

Special Note Regarding Forward-Looking Statements

This prospectus includes forward-looking statements within the meaning of the federal securities laws under the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus. These forward-looking statements, which are subject to a number of risks, uncertainties and assumptions about us, generally relate to future events or our future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” “target,” “project” or “contemplate” or the negative version of these words and other comparable terminology that concern our expectations, strategy, plans, intentions or projections. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract and engage users and attract and expand our relationships with brick-and-mortar and online retail partners and distributors;
•	our future results of operations, including trends in revenue, costs, operating expenses and key metrics;
•	our ability to compete successfully in competitive markets;
•	our expectations and management of future growth;
•	our ability to manage our supply chain, manufacturing, distribution and fulfillment, including the ability to forecast demand;
•	our ability to enter new markets and manage our expansion efforts, including internationally;
•	our ability to attract and retain management, key employees and qualified personnel;
•	our ability to effectively and efficiently protect our brand;
•	our ability to maintain, protect and enhance our intellectual property and not infringe upon others’ intellectual property;
•	our continued use of open source software;
•	our estimated SAM and TAM;
•	our ability to prevent serious errors, defects or vulnerabilities in our products and software;
•	the adequacy of our capital resources to fund operations and growth;
•	our anticipated uses of net proceeds from this offering;
•	our ability to remain in compliance with laws and regulations that currently apply or become applicable to our business both domestically and internationally;
•	Petrus’ significant influence over us and our status as a “controlled company” under the rules of the Exchange;
•

expectations regarding the impact of the COVID-19 pandemic, the related responses by governments and private industry on our business and financial condition, as well as the financial condition of our brick-and-mortar and online retail partners, online and e-commerce channels and users; and

•	the other factors identified under the section titled “Risk Factors” appearing elsewhere in this prospectus.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. These statements are only predictions based primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. There are important factors that could cause our actual results, events or circumstances to differ materially from the results, events or circumstances expressed or implied by the forward-looking statements, including those factors discussed in the section titled “Risk Factors” and elsewhere in this prospectus. You should specifically consider the numerous risks outlined in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Market, Industry and Other Data

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, are based on information from various sources, including the independent industry publications set forth below, and are subject to a number of assumptions and limitations. You are cautioned not to give undue weight to these estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

The sources of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Association for Creative Industries, 2016 Creative Products Size of the Industry Study UPDATE, Q4 2016 – Q3 2017, 2017;
•	Deloitte, Made to order: The rise of mass personalisation, The Deloitte Consumer Review, July 2015;
•	GlobalWebIndex, Social, GlobalWebIndex’s flagship report on the latest trends in social media, 2020;
•	IBISWorld, Greeting Cards & Other Publishing in the US, September 2020;
•	IBISWorld, The Retail Market for Seasonal Decorations, February 2020;
•	IBISWorld, The Retail Market for Stationary Products, February 2020;
•	IBISWorld, Wedding Services in the US, September 2020;
•	The Freedonia Group, a division of MarketResearch.com, Home Organization Products, February 2019;
•	Technavio, Non-Photo Personalized Gift Market by Product, Distribution Channel, and Geography – Forecast and Analysis 2020-2024, 2020; and
•	YouGov America, 2020 Cricut TAM Study Background Information, September 2020.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information regarding users contained in this prospectus is based on annual internal surveys and studies we conduct and has not been verified by a third party.

Corporate reorganization

The diagram below depicts our organizational structure immediately prior to the consummation of this offering:

Currently, the capital structure of Cricut Holdings consists of: (i) common units, (ii) incentive units, which are profits interests, (iii) zero strike price incentive units, (iv) purchased units and (v) phantom units. Prior to this offering, Cricut, Inc. has been a wholly owned subsidiary of Cricut Holdings.

Corporate Reorganization

Prior to the consummation of this offering, we will take a series of related corporate reorganization transactions as follows:

•	Cricut, Inc. will engage in a forward stock split;
•	Cricut, Inc. will file an amended and restated certificate of incorporation; and
•

Cricut Holdings will liquidate in accordance with the terms and conditions of its existing limited liability company agreement. We refer to this transaction in this prospectus as the “Cricut Holdings Liquidation.” Existing Unitholders will receive, as a result of the Cricut Holdings Liquidation, 100% of the capital stock of Cricut, Inc. The capital stock of Cricut, Inc. will be allocated to such unit holders pursuant to the distribution provisions of the existing limited liability company agreement of Cricut Holdings based upon the liquidation value of Cricut Holdings, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock to be sold in this offering. Cricut Holdings will cease to exist following the Cricut Holdings Liquidation.

We refer to the foregoing transactions, collectively, as the “Corporate Reorganization.”

As a result of the Corporate Reorganization and the subsequent consummation of the offering described in this prospectus:

•

investors in this offering will collectively own               shares of common stock of Cricut, Inc. (or               shares of common stock if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full);

•	Existing Unitholders in Cricut Holdings will collectively own shares of common stock of Cricut, Inc.; and
•	Existing Unitholders will collectively own shares of either restricted stock or RSUs of Cricut, Inc.

Treatment of Outstanding Equity Awards

In connection with the Corporate Reorganization, all of the outstanding equity awards that have been granted will be converted into shares of common stock, restricted stock and RSUs of Cricut, Inc., as applicable, and all of the outstanding phantom units that have been granted will be equitably adjusted and converted into either shares of restricted stock of Cricut, Inc. or paid in cash, to the extent permitted in each applicable jurisdiction. The portion of each outstanding equity award that is vested as of immediately prior to the consummation of the Corporate Reorganization will be converted into shares of our common stock, and the portion of each outstanding equity award that is unvested as of immediately prior to the consummation of the Corporate Reorganization will be converted into shares of Cricut, Inc.’s restricted stock or RSUs, as applicable. The shares of restricted stock and the RSUs will be subject to the same vesting conditions that apply to the unvested units or unit equivalents, as applicable, underlying the outstanding equity award from which such shares are converted.

The diagram below depicts our organizational structure immediately following the consummation of this offering:

Use of Proceeds

We estimate that the net proceeds from the sale of                shares of our common stock in this offering will be approximately $          , based on an assumed initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate our net proceeds will be approximately $          after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the net proceeds that we receive from this offering by approximately $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $          , assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace, create a public market for our common stock and enable access to the public equity markets for our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures and payment of outstanding phantom unit awards in certain jurisdictions. We also intend to use $          for the cash settlement of  outstanding phantom units of Cricut Holdings, based on an assumed initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, respectively, proceeds for the cash settlement of outstanding phantom units of Cricut Holdings by approximately $          .

Additionally, we may use a portion of the net proceeds we receive from this offering to acquire businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

Dividend Policy

In September 2020, we paid a cash dividend to holders of our common stock totaling $51.2 million. We do not currently intend to pay any cash dividends on our common stock in the foreseeable future.

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our ability to pay cash dividends on our capital stock may also be limited by the terms of our New Credit Agreement and the terms of any future debt or preferred securities or future indebtedness.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis; and
•

on an as adjusted basis to reflect the sale and issuance of               shares of common stock pursuant to this offering, based on an assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Corporate Reorganization,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2020
		Actual		As Adjusted(1)
(unaudited)
(in thousands, except share and per share data)
Cash and cash equivalents	$		$
Stockholders’ (deficit) equity:	$		$
Common stock, par value $0.001 per share; shares authorized, shares issued and outstanding, actual, shares authorized, issued and outstanding, as adjusted
Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total members’/stockholders’ (deficit) equity and total capitalization by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total members’/stockholders’ (deficit) equity and total capitalization by $          million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, as adjusted cash, and cash equivalents, additional paid-in capital, total members’/stockholders’ (deficit) equity and total capitalization would be $          , $          , $           and $          , respectively.

The number of shares of our common stock that will be outstanding after this offering is based on an aggregate of               shares of our common stock outstanding as of December 31, 2020, and includes:

•

               shares of our common stock that were outstanding as of December 31, 2020, upon consummation of the Corporate Reorganization (based on an assumed initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus); and

•

               shares of our common stock that are issuable upon settlement of               phantom units, in jurisdictions where permitted, that were outstanding as of December 31, 2020, which settlement will occur in connection with the Corporate Reorganization (based on an assumed initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

The number of shares of our common stock outstanding as of December 31, 2020 excludes the following:

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of:
○

               shares of common stock, reserved for future issuance under our 2021 Plan (including shares of common stock issuable upon the exercise of stock options and vesting and settlement of RSUs which we intend to grant in connection with this offering as set forth below), as well as any annual increases in the number of shares of common stock reserved for future issuance under our 2021 Plan, which plan will become effective in connection with the completion of this offering;

○

               shares reserved for future issuance under our 2021 Plan include               shares of common stock (based on an assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) issuable upon the exercise of stock options which we intend to grant in connection with this offering; and

○

               additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2021 ESPP, which plan will become effective in connection with the completion of this offering.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

After giving effect to the Corporate Reorganization, our net tangible book deficit as of December 31, 2020 was approximately $          , or $          per share, based on               shares of our common stock deemed to be outstanding as of December 31, 2020.

After giving effect to our sale in this offering of            shares of our common stock, at an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2020, would have been approximately $            million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2020	$
Increase in net tangible book value per share attributable to investors purchasing shares of our common stock in this offering
As adjusted net tangible book value per share of our common stock immediately after the completion of this offering
Dilution in net tangible book value per share to investors purchasing shares in this offering		$

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, the as adjusted net tangible book value would be $          per share, the increase in the net tangible book value per share for existing stockholders would be $          per share and the dilution to new investors participating in this offering would be $          per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value by $          per share and the dilution per share to new investors by $          per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value by approximately $          , or $          per share, and the dilution per share to investors in this offering by $          per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of December 31, 2020, after giving effect to the sale by us of shares of our common stock in this offering, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$—%		$
Investors purchasing shares of our common stock in this offering
Total		100%	$—	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $          , assuming the assumed initial price to the public remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters exercise in full their option to purchase additional shares of our common stock from us, our existing stockholders would own           %  and our new investors would own           % of the total number of shares of our common stock outstanding upon completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on an aggregate of                shares of our common stock outstanding as of December 31, 2020, and includes:

•

               shares of our common stock that were outstanding as of December 31, 2020, upon consummation of the Corporate Reorganization (based on an assumed initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus); and

•

               shares of our common stock that are issuable upon settlement of               phantom units, in jurisdictions where permitted, that were outstanding as of December 31, 2020, which settlement will occur in connection with the Corporate Reorganization (based on an assumed initial offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

The number of shares of our common stock outstanding as of December 31, 2020 excludes the following:

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of:
○

               shares of common stock, reserved for future issuance under our 2021 Plan (including shares of common stock issuable upon the exercise of stock options and vesting and settlement of RSUs which we intend to grant in connection with this offering as set forth below), as well as any annual increases in the number of shares of common stock reserved for future issuance under our 2021 Plan, which plan will become effective in connection with the completion of this offering;

○

               shares reserved for future issuance under our 2021 Plan include                shares of common stock (based on an assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) issuable upon the exercise of stock options which we intend to grant in connection with this offering; and

○

               additional shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2021 ESPP, which plan will become effective in connection with the completion of this offering.

Selected Consolidated Financial and Other Data

The following tables present selected historical financial and other data for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheets as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected consolidated statements of operations data for the nine months ended September 30, 2019 and 2020, and the selected consolidated balance sheet data as of September 30, 2020 from our unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated interim financial statements have been prepared on a basis consistent with our audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, includes all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of our future results. The following selected consolidated financial and other data below should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The last day of our fiscal year is December 31.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands, except for per share amounts)			(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Connected machines	$147,081	$198,144	$118,183	$245,799
Subscriptions	31,300	53,829	38,218	74,414
Accessories and materials	161,407	234,581	156,522	267,851
Total revenue	339,788	486,554	312,923	588,064
Cost of revenue:
Connected machines(1)	127,546	176,894	100,658	205,645
Subscriptions(1)	5,027	8,827	6,079	8,961
Accessories and materials(1)	96,119	158,483	103,954	165,833
Total cost of revenue	228,692	344,204	210,691	380,439
Gross profit	111,096	142,350	102,232	207,625
Operating expenses:
Research and development(1)	24,056	26,674	19,037	27,784
Sales and marketing(1)	30,698	40,110	27,927	39,544
General and administrative(1)	18,363	22,005	13,228	19,368
Total operating expenses	73,117	88,789	60,192	86,696
Income from operations	37,979	53,561	42,040	120,929
Other income (expense):
Interest income (expense), net	(1,934)	(3,291)	(2,062)	(1,081)
Other income (expense), net	108	(2)	(1)	(163)
Total other income (expense), net	(1,826)	(3,293)	(2,063)	(1,244)
Income before provision for income taxes	36,153	50,268	39,977	119,685
Provision for income taxes	8,721	11,057	8,555	26,555
Net income	$27,432	$39,211	$31,422	$93,130
Net income attributable to common stockholders(2)	49,337	39,211	31,422	93,130
Earnings per share attributable to common stockholders, basic and diluted(2)	$15.23	$12.11	$9.70	$28.76
Weighted-average common shares outstanding used to compute earnings per share attributable to common stockholders, basic and diluted(2)	3,238,427	3,238,427	3,238,427	3,238,427

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Cost of revenue
Connected machines	$11	$2	$2	$5
Subscriptions	51	11	8	22
Accessories and materials	—	—	—	—
Total cost of revenue	62	13	10	27
Research and development	5,467	881	675	1,984
Sales and marketing	2,843	623	307	2,278
General and administrative	2,006	328	205	672
Total stock-based compensation expense	$10,378	$1,845	$1,197	$4,961

(2)

See Note 1, Note 2 and Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate basic and diluted net income per share.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,016	$6,653	$3,329	$67,507
Working capital	72,787	111,604	109,782	133,701
Total assets	241,618	317,645	335,312	419,548
Term loan, net of current portion	11,667	17,843	19,076	—
Total liabilities	161,852	196,503	222,769	255,218
Total stockholders’ equity	79,766	121,142	112,543	164,330

Key Business Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics and non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. For more information regarding our use of these key business metrics see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

	As of December 31,		As of September 30,
	2018	2019	2019	2020
Users (in thousands)	1,685	2,525	2,221	3,681
Percentage of Users Creating in Trailing 90 Days	N/A	64%	60%	63%
Paid Subscribers (in thousands)	417	604	536	1,164

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Subscription ARPU	$23.19	$25.57	$19.57	$23.98
Accessories and Materials ARPU	$119.61	$111.44	$80.14	$86.33
EBITDA (in millions)	$46.10	$62.67	$48.36	$130.86

EBITDA and EBITDA Margin

We calculate EBITDA as net income adjusted to exclude: interest expense, net; income taxes and depreciation and amortization expense. EBITDA Margin is calculated by dividing EBITDA by total revenue.

We use EBITDA and EBITDA Margin as measures of operating performance in our business. We believe these non-GAAP financial measures are useful to investors for period-to-period comparisons of our business and in understanding and evaluating our results of operations for the following reasons:

•

EBITDA and EBITDA Margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization expense, interest expense and income taxes that can vary substantially from company to company depending upon their financing and the method by which assets were acquired;

•

our management uses EBITDA and EBITDA Margin in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core results of operations and the effectiveness of our business strategy and in evaluating our financial performance; and

•

EBITDA and EBITDA Margin provide consistency and comparability with our past financial performance, facilitate period-to-period comparisons of our core results of operations and also facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Our use of EBITDA and EBITDA Margin has limitations as an analytical tool, and you should not consider these measures in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are, or may in the future be, as follows:

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and EBITDA Margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

EBITDA and EBITDA Margin do not reflect the portion of software development costs that we capitalize under GAAP, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our investment in new products;

•

EBITDA and EBITDA Margin do not reflect: (i) changes in, or cash requirements for, our working capital needs, (ii) interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us or (iii) tax payments that may represent a reduction in cash available to us.

Because of these limitations, we believe EBITDA and EBITDA Margin should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of EBITDA to net income, the most directly comparable financial measure prepared in accordance with GAAP, for each of the periods indicated:

	December 31,		September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Net income	$27,432	$39,211	$31,422	$93,130
Interest expense, net	1,934	3,291	2,062	1,081
Depreciation and amortization	8,016	9,108	6,321	10,097
Provision for income taxes	8,721	11,057	8,555	26,555
EBITDA	$46,103	$62,667	$48,360	$130,863

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview of Our Business and History

At Cricut, our mission is to help people lead creative lives. We have designed and built a creativity platform that enables our engaged and loyal community of 3.7 million users to turn ideas into professional-looking handmade goods. With our highly versatile connected machines, design apps and accessories and materials, our users create everything from personalized birthday cards, mugs and t-shirts to large-scale interior decorations.

Our users’ journeys typically begin with the purchase of a connected machine. We currently sell a portfolio of connected machines that cut, write, score and create other decorative effects using a wide variety of materials including paper, vinyl, leather and more. Our connected machines are designed for a wide range of uses and are available at a variety of price points:

•	Cricut Joy for personalization on-the-go, $179.99 MSRP
•	Cricut Explore for cutting, writing and scoring, $249.99 MSRP
•	Cricut Maker for cutting, writing, scoring and adding decorative effects to a wider range of materials, $399.99 MSRP

Our software integrates our connected machines and design apps, allowing our users to create and share seamlessly. Our software is cloud-based, meaning that users can access and work on their projects anywhere, at any time, across desktops or mobile devices. We enable our users to be inspired, to create and share projects with the Cricut community and to follow others doing the same. On our apps, users can find inspiration, purchase or upload content like fonts and images, design a project from scratch or find a vast array of ready-to-make projects.

Users can leverage the full power of our platform by using our connected machines together with our free design apps, in-app purchases and subscription offerings to design and complete projects. All users can access a select number of free images, fonts and projects from our design apps or upload their own. In addition we offer a wider selection of images, fonts and projects for purchase à la carte, including licensed content from partners with well-known brands and characters, like major motion picture studios. We also have two subscription offerings: Cricut Access and Cricut Access Premium. Cricut Access provides a subscription to images, fonts and projects as well as other member benefits, such as discounts and priority Cricut Member Care. Cricut Access is billed monthly for $9.99 per month or annually for $95.88 per year. Cricut Access Premium includes all of the benefits of Cricut Access as well as additional discounts and preferred shipping and is billed annually for $119.88 per year. As of September 30, 2020, we had nearly 1.2 million Paid Subscribers to Cricut Access and Cricut Access Premium.

We sell a broad range of accessories and materials that bring our users’ designs to life, from advanced tools like heat presses to Cricut-branded rulers, scoring tools, pens, paper and iron-on vinyl, all designed to work seamlessly with our connected machines. Designing and completing projects drives repeat purchases of Cricut-branded accessories and materials.

We design and develop our software and hardware products, and we work with third-party contract manufacturers to source components and finished goods and with third-party logistics companies to warehouse and distribute our products.

We sell our connected machines and accessories and materials through our brick-and-mortar and online retail partners, as well as through our website at cricut.com. Our partners include Amazon, Hobby Lobby, HSN, Jo-Ann, Michaels, Target, Walmart and many others. We also sell our products, including subscriptions to Cricut Access and Cricut Access Premium, on cricut.com. In 2019, 52% of our revenue was generated through brick-and-mortar sales, and 48% was generated through online channels.

We have experienced rapid and profitable growth in our business. In 2018 and 2019, we generated:

•	Total revenue of $340 million and $487 million, respectively, representing 43% year-over-year growth
•	Net income of $27 million and $39 million, respectively, representing 43% year-over-year growth
•	EBITDA of $46 million and $63 million, respectively, representing 36% year-over-year growth

For the nine months ended September 30, 2019 and 2020, we generated:

•	Total revenue of $313 million and $588 million, respectively, representing 88% year-over-year growth
•	Net income of $31 million and $93 million, respectively, representing 196% year-over-year growth
•	EBITDA of $48 million and $131 million, respectively, representing 171% year-over-year growth

The graphic below shows key milestones in our recent history as well as the annual number of users and annual total revenue since 2014.

Our Recent History and Milestones

Our Business Model

Our business model thrives because our products unlock creativity, which then in turn drives the engagement of our users. Our 3.7 million users’ journeys typically begin with the purchase of a connected machine and expand across our family of products as users harness the power of our platform. Our business model is characterized by strong engagement and diversified sales across product categories. This engagement has led to rapid growth and strong profitability.

Attracting and Engaging New Users through Connected Machine Sales

Since launching our first connected machine, we have built a loyal and growing community of users that has reached substantial scale. As of September 30, 2019 and 2020, we had 2.2 million and 3.7 million users, respectively, representing 66% year-over-year growth. See the section titled “—Key Business Metrics and Non-GAAP Financial Measures” for the definition of users. We believe we are in the early stages of our growth and that we have a significant untapped opportunity in the United States and Canada, as well as globally. Our 3.7 million users represent less than 5% of our estimated SAM in the United States and Canada and less than 3% of our total SAM including our primary international target markets of Australia, France, Germany and the United Kingdom.

We have been able to efficiently acquire new users and drive sales of our products because of the powerful network effects of our community. To date, word-of-mouth referrals, as well as effective use of low-cost marketing channels like social media, have driven our success. In 2020, 42% of new users indicated that they first heard about Cricut from friends and family. Another 21% of our users first heard about Cricut from other low cost or free marketing channels including YouTube, DIY blogs and press coverage. Sales and marketing expenses represented 9% and 8% of revenue in 2018 and 2019, respectively, and 9% and 7% for the nine months ended September 30, 2019 and 2020, respectively.

Once we acquire a user, we see strong engagement with them over time. We drive engagement through a highly interactive and fulfilling product experience and the strength of our community. We continuously innovate and improve our connected machines, design apps and accessories and materials, giving our users more to create. Once they have purchased connected machines, users inspire one another to create and use more of our digital content, subscriptions and accessories and materials. In turn, we learn from our users’ creativity, and launch new products to help expand their creative horizons. We measure engagement by the Percentage of Users Creating in Trailing 90 Days. See the section titled “—Key Business Metrics and Non-GAAP Financial Measures” for the definition of Percentage of Users Creating in Trailing 90 Days. As of September 30, 2020, 63% of our 3.7 million users created on their connected machines in the last 90 days. User engagement has been relatively consistent over time, demonstrating how our platform becomes a regular part of the creative lives of our users.

The chart below shows the Percentage of Users Creating in Trailing 90 Days for the periods indicated.

Percentage of Users Creating on Their Connected Machines

in the Trailing 90 Days as of Each Quarter End

Many of our users choose to pay for our subscription offerings which include a subscription to images, fonts and projects as well as other member benefits, such as discounts, priority Cricut Member Care and, in the case of Cricut Access Premium, preferred shipping. By subscribing to our offerings, users have access to a curated and growing design library of over 125,000 images, 6,000 ready-to-make projects and hundreds of fonts. We believe that the number of Paid Subscribers is an indicator of the depth of our users’ engagement. See the section titled “—Key Business Metrics and Non-GAAP Financial Measures” for the definition of Paid Subscribers. As of September 30, 2020, we had nearly 1.2 million Paid Subscribers, representing 117% year-over-year growth. As of September 30, 2020, approximately 32% of our users were also Paid Subscribers. We aim to increase the number of our users that are Paid Subscribers over time.

Growing With Users Over Time

The vast majority of the connected machines we sell are first-time Cricut purchases. We launch software enhancements and new tools for our connected machines, as well as new accessories and materials SKUs, to enhance the capabilities of our connected machines over time. We grow with our users as they continue to create on their connected machines, subscribe to Cricut Access and Cricut Access Premium and purchase à la carte items and our accessories and materials repeatedly.

The chart below is a summary of our average Connected Machine revenue per net new user in 2019 from purchases of connected machines, together with our Subscription ARPU and Accessories and Materials ARPU in 2019. We define Connected Machine revenue per net new user as connected machine revenue in a period divided by the number of net new users in that period. We define net new users as the difference between the number of users as of the end of the current and prior periods. In addition, excluding Connected Machine revenue, in 2019 we generated, on average, approximately $137 combined from subscriptions and accessories and materials per user. Our users purchase subscriptions and accessories and materials, our higher gross margin categories, long after they first purchase a connected machine. In 2019, the gross margin of our subscriptions and accessories and materials categories was 84% and 32%, respectively, compared to 11% for our connected machines category.

We review Connected Machine revenue per net new user as an indicator of revenue generated by first-time purchases of connected machines. We review this in connection with Subscription ARPU and Accessories and Material ARPU as an indicator of the monetization of the journey of our users. Connected Machine revenue fluctuates as we introduce new connected machines at various price points and as the mix of connected machines purchased changes.

Monetization of the User Journey, Year Ended December 31, 2019

We define Accessories and Materials ARPU as Accessories and Materials revenue divided by average users in a period. Accessories and Materials ARPU fluctuates over time as we introduce new accessories and materials at various price points and as the volume and mix of accessories and materials purchased changes. We aim to continue to engage our users and maintain consistency and growth in this metric over time.

The chart below shows our current mix of accessories and materials SKUs and price points. We currently sell nearly 3,000 SKUs within accessories and materials ranging from an MSRP of $0.99 to $239.99.

2019 Accessories and Materials Sales by Item Category

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Attracting New Users and Driving Connected Machine Sales

Our growth depends in part on our ability to drive continued growth in users and connected machine sales. We believe we are in the early stages of growth in our addressable market. We have been successful in attracting new users by delivering positive product experiences and due to the powerful network effects associated with our large and loyal user community. We plan to continue to grow our number of users through word-of-mouth referrals, by investing in sales and marketing initiatives and by broadening our partnerships with new and existing brick-and-mortar and online retail partners and distributors. We expect that our efforts to attract new users outside of the United States and Canada will require us to spend additional resources, particularly in marketing. If we cannot attract new users, our results of operations would be adversely affected. While we have seen an increase in demand of our products and subscriptions during the COVID-19 pandemic, there is no guarantee that such trends will continue at the same rate in the future or at all.

Engaging and Expanding With our Existing Users

Our success is driven by engagement of our users, as well as our ability to sell additional products to our users after their first connected machine purchase. Our users are engaged when they create with connected machines, design apps and accessories and materials. It is therefore important that users find our products intuitive and easy to use. As users create on their connected machines, they are more likely to purchase subscriptions and accessories and materials. Historically we find that our users continue to be engaged over time. As of September 30, 2020, 63% of our users created on their connected machines in the last 90 days and 84% created on their connected machines in the last 365 days. This durable relationship is motivated by new software and products that we launch to expand the capabilities of existing connected machines as well as through the inspiration derived from our large and passionate community. If our users engage with their connected machines less over time, the overall growth in our business may slow.

Scaling our Product Offerings

We have historically enjoyed strong demand for our products, driving methodical growth. Our growth depends in part on our ability to design and introduce new products and enhance existing products that meet the preferences of our users. To continue to grow, we must employ the right personnel to execute our product roadmap and effectively work with third-party suppliers and manufacturers. If we fail to expand our products or maintain high quality standards in our products, our brand, business and results of operations will be adversely affected.

Managing our Supply Chain

We rely on third-party suppliers, contract manufacturers and third-party logistics partners to produce and distribute our products. Our ability to grow depends largely on the ability of these third-party companies to scale with us, provide high quality services and deliver components and finished products on time and at reasonable costs. While we are working to diversify our supply chain, some of our third-party suppliers and manufacturers are sole-source suppliers, including one manufacturer for the majority of our connected machines. Our concentration of suppliers could lead to supply shortages, long lead times for components and supply changes. Much of our supply chain originates in China and Malaysia. We expect to pursue additional geographic diversification in our supply chain to mitigate tariffs and other supply chain challenges. We must continue to build relationships with strong third-party suppliers, contract manufacturers and third-party logistics companies and continue to diversify our supply chain to improve operational results. We manage our inventory levels to account for the complexity of our supply chain, resulting in significant working capital risks and elevated obsolescence risks.

Driving Innovation

We focus on understanding our users and their needs. We engage with our users through our customer service channels, as well as through regularly conducted surveys, ethnographies and focus groups. Social media serves as an additional conversational channel where we learn from our users. We then seek to methodically translate these insights into elegant solutions that serve the needs of our users, including through new products and enhancements to existing products. In particular, we are continually driving innovation in our software, connected machines, design apps, accessories and materials. While all of these offerings are designed to work seamlessly with each other, they each require significantly different strengths and talents, and so we have built our research and development teams with the unique needs of each offering in mind. Improving our software, expanding the capabilities of our connected machines and subscriptions and releasing new accessories and materials will require continued investment and expenses. Research and development expenses were $27 million in 2019. Capitalized software development represented $8.9 million, or 51%, of our capital expenditures in 2019. As a result, our reported capital expenditures and research and development expenses should be viewed in tandem to understand our investments in innovation.

Balancing Operating Discipline and Investment for Growth

We seek to balance investments for long-term growth with operating discipline and the profitability of our business. We have been EBITDA profitable in every year of operations since 2014. In 2019, we had an EBITDA Margin of 13% and grew EBITDA 36% compared to 2018. In the nine months ended September 30, 2020, we had an EBITDA Margin of 22% and grew EBITDA 171% compared to the nine months ended September 30, 2019. We have a strong focus on the unit economics of each of our products and consistency in how we operate the business. Our investments to date have been critical to our success and have allowed us to reach 3.7 million users as of September 30, 2020,and launch nearly 3,000 SKUs since the launch of our first connected machine. We will continue to prioritize our investments in technology innovation including software and hardware development, content and accessories and materials. In addition, we are investing in sales and marketing and operations as appropriate to support our growth. Our expenses may also increase as we hire additional personnel and continue to attract technical talent. While we expect to continue or increase our spending in these investments in the future, we cannot be certain they will result in the growth of our number of users or increase engagement with existing users.

Growing Internationally

Expanding internationally, including by entering new geographic markets and increasing our sales in markets that we have already entered, requires us to invest in sales and marketing, distribution partnerships, infrastructure and personnel. Our international growth will depend on our ability to create brand awareness, attract new users, develop retail and distribution partnerships and sell connected machines, subscriptions and accessories and materials. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including content localization, multilingual customer support, potentially complex delivery logistics and compliance with foreign laws and regulations.

Seasonality

Historically, we have experienced the highest revenue levels in the fourth quarter of the year, coinciding with the holiday shopping season in the United States. For example, in 2019 and 2020, our fourth quarter represented          % and          % of total revenue for the year, respectively. Our promotional discounting activity is higher in the fourth quarter as well, which negatively impacts gross margin during this period. For example, gross margin in the fourth quarter of 2020 was          %, compared to gross margin of          % for all of 2020. Additionally, sales of accessories and materials typically slow in the second quarter of the year in connection with school summer holidays. As we continue to grow internationally, we expect we may experience seasonality in additional markets, which may differ from the seasonality experienced in the United States.

Key Business Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, identify trends and make strategic decisions.

	As of December 31,		As of September 30,
	2018	2019	2019	2020
Users (in thousands)	1,685	2,525	2,221	3,681
Percentage of Users Creating in Trailing 90 Days	N/A	64%	60%	63%
Paid Subscribers (in thousands)	417	604	536	1,164

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Subscription ARPU	$23.19	$25.57	$19.57	$23.98
Accessories and Materials ARPU	$119.61	$111.44	$80.14	$86.33
EBITDA (in millions)	$46.10	$62.67	$48.36	$130.86

Users

We define a User as a registered user of at least one registered connected machine as of the end of a period. One user may own multiple registered connected machines, but is only counted once if that user registers those connected machines by using the same email address. If possession of a connected machine is transferred to a new owner and registered by that new owner, the new owner is added to the total user count and the prior owner is removed from the total user count if the prior owner does not own any other registered connected machines. User count is a key indicator of the health of our business, because changes in the number of users reflects changes in connected machine sales and represents opportunities for us to drive additional sales of subscriptions and accessories and materials. There are certain limitations associated with this metric. For example, this metric does not capture whether a User is active in using a connected machine and does not indicate whether a User is purchasing subscriptions or accessories and materials. We compensate for these limitations by also reviewing other metrics that capture portions of this information, including the metrics below.

Percentage of Users Creating in Trailing 90 Days

We define the Percentage of Users Creating in Trailing 90 Days as the percentage of users who have used a connected machine for any activity, such as cutting, writing or any other activity enabled by our connected machines, in the past 90 days. This metric is a key indicator of our engagement with users, which helps drive sales of subscriptions and accessories and materials. We began tracking this metric in July 2019 and therefore do not have information for the full year 2019 or for any prior periods. There are certain limitations associated with this metric. For example, this metric does not capture whether a User is purchasing subscriptions or accessories and materials. We compensate for these limitations by also reviewing other metrics that capture portions of this information, including the metrics below.

Paid Subscribers

We define Paid Subscribers as the number of users with a subscription to Cricut Access or Cricut Access Premium, excluding cancelled, unpaid or free trial subscriptions, as of the end of a period. Paid Subscribers is a key metric to track growth in our subscriptions revenue and potential leverage in our gross margin.

Subscription ARPU

We define Subscription ARPU as Subscriptions revenue divided by average users in a period. Subscription ARPU allows us to forecast Subscriptions revenue over time and is an indicator of our ability to expand with users and of user engagement with our subscription offerings.

Accessories and Materials ARPU

We define Accessories and Materials ARPU as Accessories and Materials revenue divided by average users in a period. Accessories and Materials ARPU allows us to forecast Accessories and Materials revenue over time and is an indicator of our ability to expand with users, particularly the volume of projects created by our users.

EBITDA

We define EBITDA as net income adjusted to exclude: interest expense, net; income taxes and depreciation and amortization. See the section titled “Selected Consolidated Financial and Other Data—Key Business Metrics and Non-GAAP Financial Measures” for information regarding our use of EBITDA and EBITDA Margin.

Components of our Results of Operations

We operate and manage our business in three reportable segments: Connected Machines, Subscriptions and Accessories and Materials. We identify our reportable segments based on the information used by management to monitor performance and make operating decisions. See Note 16 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our reportable segments.

Revenue

Connected Machines

We generate Connected Machines revenue from sales of our portfolio of connected machines, currently consisting of Cricut Maker, Cricut Explore and Cricut Joy, net of sales discounts, incentives and returns. Connected Machines revenue is recognized at the point in time when control is transferred, which is either upon shipment or delivery to the customer in accordance with the terms of each customer contract.

Subscriptions

We generate Subscriptions revenue primarily from sales of subscriptions to Cricut Access and Cricut Access Premium and a minimal amount of revenue allocated to the unspecified future upgrades and enhancements related to the essential software and access to our cloud-based services. For a monthly or annual subscription fee, Cricut Access includes a subscription to images, fonts and projects as well as other member benefits, including discounts and priority Cricut Member Care. For an annual subscription fee, Cricut Access Premium includes all of the benefits of Cricut Access as well as additional discounts and preferred shipping. Subscriptions revenue excludes à la carte digital content purchases. Subscriptions revenue is recognized on a ratable basis over the subscription term.

Accessories and Materials

We generate Accessories and Materials revenue from sales of ancillary products, such as Cricut EasyPress, hand tools, machine replacement tools and blades, project materials such as vinyl and iron-on and sales of à la carte digital content purchases, including fonts, images and projects. Accessories and Materials revenue is recognized for sales of such items, net of sales discounts, incentives and returns. Accessories and Materials revenue is recognized at the point in time when control is transferred, which is either upon shipment or delivery to the customer in accordance with the terms of each customer contract.

Cost of Revenue

Connected Machines

Cost of revenue related to Connected Machines consists of product costs, including costs of components, costs of contract manufacturers for production, inspecting and packaging, shipping, receiving, handling, warehousing and fulfillment, duties and other applicable importing costs, warranty replacement, excess and obsolete inventory write-downs, tooling and equipment depreciation and royalties. We expect our cost of revenue related to Connected Machines as a percentage of revenue to fluctuate in the near term as we address global supply chain challenges created by the COVID-19 pandemic and continue to invest in the growth of our business and decrease over the long term as we drive greater scale and efficiency in our business.

Subscriptions

Cost of revenue related to Subscriptions consists primarily of hosting fees, digital content costs, amortization of capitalized software development costs and software maintenance costs. We expect our cost of revenue related to Subscriptions as a percentage of revenue to fluctuate in the near term as we expand our content offerings, including localized content for international target markets, and decrease over time as we drive greater scale and efficiency in our business.

Accessories and Materials

Costs of revenue related to Accessories and Materials consists of product costs, including costs of components, costs of contract manufacturers for production, inspecting and packaging, shipping, receiving, handling, warehousing and fulfillment, duties and other applicable importing costs, warranty replacement, excess and obsolete inventory write-downs, tooling and equipment depreciation and royalties. We expect our cost of revenue related to Accessories and Materials as a percentage of revenue to fluctuate in the near term as we address global supply chain challenges created by the COVID-19 pandemic and continue to invest in the growth of our business and decrease over the long term as we drive greater scale and efficiency in our business.

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs associated with the development of our connected machines, software and accessories and materials, including personnel-related expenses for engineering, product development and quality assurance, as well as prototype costs, service fees incurred by contracting with vendors and allocated overhead. We expect our research and development expenses to grow in the near term as we begin developing and investing in more new products to support growth further into the future. Longer term, we expect research and development expense to decline as a percentage of revenue to levels somewhat higher than historical levels.

Sales and Marketing

Sales and marketing expenses consist primarily of the advertising and marketing of our products and personnel-related expenses, including salaries and bonuses, benefits and stock-based compensation expense, as well as sales incentives, professional services and allocated overhead costs. We expect our sales and marketing expenses as a percentage of revenue to increase in the near and long term as we expand internationally and launch new products.

General and Administrative

General and administrative expenses consist of personnel-related expenses for our finance, legal, human resources and administrative personnel, including salaries and bonuses, benefits and stock-based compensation expense, as well as the costs of professional services, any allocated overhead, information technology and other administrative expenses. We expect our general and administrative expenses as a percentage of revenue to increase in the near term as we expand our operations and incur expenses to become a public company, and to decline over the long term as we drive greater scale and efficiency in our business.

Interest Expense

Interest expenses consist primarily of interest expenses associated with our debt financing arrangements and amortization of debt issuance costs.

Provision for Income Taxes

Provision for income taxes consists of income taxes in the United States and certain state and foreign jurisdictions in which we conduct business. We have not recorded a valuation allowance against our deferred tax assets as we have concluded that it is more likely than not that the deferred tax assets will be realized.

Results of Operations

The following tables set forth the components of our consolidated statements of operations for each of the periods presented and as a percentage of our revenue for those periods. The period-to-period comparison of results of operations is not necessarily indicative of results of future periods.

The following table is presented in thousands:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Connected machines	$147,081	$198,144	$118,183	$245,799
Subscriptions	31,300	53,829	38,218	74,414
Accessories and materials	161,407	234,581	156,522	267,851
Total revenue	339,788	486,554	312,923	588,064
Cost of revenue:
Connected machines(1)	127,546	176,894	100,658	205,645
Subscriptions(1)	5,027	8,827	6,079	8,961
Accessories and materials(1)	96,119	158,483	103,954	165,833
Total cost of revenue	228,692	344,204	210,691	380,439
Gross profit	111,096	142,350	102,232	207,625
Operating expenses:
Research and development(1)	24,056	26,674	19,037	27,784
Sales and marketing(1)	30,698	40,110	27,927	39,544
General and administrative(1)	18,363	22,005	13,228	19,368
Total operating expenses	73,117	88,789	60,192	86,696
Income from operations	37,979	53,561	42,040	120,929
Other income (expense):
Interest income (expense), net	(1,934)	(3,291)	(2,062)	(1,081)
Other income (expense), net	108	(2)	(1)	(163)
Total other income (expense), net	(1,826)	(3,293)	(2,063)	(1,244)
Income before provision for income taxes	36,153	50,268	39,977	119,685
Provision for income taxes	8,721	11,057	8,555	26,555
Net income	$27,432	$39,211	$31,422	$93,130

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Cost of revenue
Connected machines	$11	$2	$2	$5
Subscriptions	51	11	8	22
Accessories and materials	—	—	—	—
Total cost of revenue	62	13	10	27
Research and development	5,467	881	675	1,984
Sales and marketing	2,843	623	307	2,278
General and administrative	2,006	328	205	672
Total stock-based compensation expense	$10,378	$1,845	$1,197	$4,961

Comparison of the Nine Months Ended September 30, 2019 and 2020

Revenue

	Nine Months Ended September 30,		Change
	2019	2020	$	%
(dollars in thousands)	(unaudited)
Revenue:
Connected machines	$118,183	$245,799	$127,616	108%
Subscriptions	38,218	74,414	36,196	95%
Accessories and materials	156,522	267,851	111,329	71%
Total revenue	$312,923	$588,064	$275,141	88%

Connected Machines revenue increased by $127.6 million, or 108%, from $118.2 million for the nine months ended September 30, 2019 to $245.8 million for the nine months ended September 30, 2020. The increase was primarily driven by significant growth in the number of Connected Machines sold during the period, especially unit sales of Cricut Maker, which grew by 124% from September 30, 2019 to September 30, 2020 due to increased consumer demand.

Subscriptions revenue increased by $36.2 million, or 95%, from $38.2 million for the nine months ended September 30, 2019 to $74.4 million for the nine months ended September 30, 2020. The increase was primarily driven by a 117% increase in the number of Paid Subscribers from over 0.5 million to nearly 1.2 million from September 30, 2019 to September 30, 2020.

Accessories and Materials revenue increased by $111.3 million, or 71%, from $156.5 million for the nine months ended September 30, 2019 to $267.9 million for the nine months ended September 30, 2020. The increase was primarily driven by growth in sales of accessories, particularly EasyPress units, which increased 154% from September 30, 2019 to September 30, 2020, and materials units, which increased 63% from September 30, 2019 to September 30, 2020.

Cost of Revenue, Gross Profit and Gross Margin

	Nine Months Ended September 30,		Change
	2019	2020	$	%
(dollars in thousands)	(unaudited)
Cost of Revenue:
Connected machines	$100,658	$205,645	$104,987	104%
Subscriptions	6,079	8,961	2,882	47%
Accessories and materials	103,954	165,833	61,879	60%
Total cost revenue	$210,691	$380,439	$169,748	81%
Gross Profit:
Connected machines	$17,525	$40,154	$22,629	129%
Subscriptions	32,139	65,453	33,314	104%
Accessories and materials	52,568	102,018	49,450	94%
Total gross profit	$102,232	$207,625	$105,393	103%
Gross Margin
Connected machines	15%	16%
Subscriptions	84%	88%
Accessories and materials	34%	38%

Connected Machines cost of revenue increased by $105.0 million, or 104%, from $100.7 million for the nine months ended September 30, 2019 to $205.6 million for the nine months ended September 30, 2020. The increase was primarily driven by growth in connected machines sold during the period, especially unit sales of our highest cost Connected Machine, Cricut Maker, which grew by 124% from September 30, 2019 to September 30, 2020.

Gross margin for Connected Machines increased from 15% for the nine months ended September 30, 2019 to 16% for the nine months ended September 30, 2020. Gross margin increased due to the net impact of fewer sales discounts and lower handling costs as a percent of revenue offset by continued negative margin pressure from machine tariff costs that began in the second quarter of 2019 when U.S. foreign policy changes increased tariffs from 10% in 2018 to 25% in 2019 on Connected Machines produced by our China based-manufacturer.

Subscriptions cost of revenue increased $2.9 million, or 47%, from $6.1 million for the nine months ended September 30, 2019 to $9.0 million for the nine months ended September 30, 2020. The increase was primarily driven by a $1.7 million increase in amortization of capitalized software development costs, a $1.5 million increase in hosting fees to support our growing base of subscribers and a $0.4 million increase in software development expenses. The increases were partially offset by a decrease in digital content costs of $0.7 million.

Gross margin for Subscriptions increased from 84% for the nine months ended September 30, 2019 to 88% for the nine months ended September 30, 2020. Gross margin increased due to a decrease in digital content costs and lower hosting and amortization of capitalized software development costs as a percentage of subscriptions revenue.

Accessories and Materials cost of revenue increased by $61.9 million, or 60%, from $104.0 million for the nine months ended September 30, 2019 to $165.8 million for the nine months ended September 30, 2020. The increase was primarily driven by growth in Accessories and Materials sold from September 30, 2019 to September 30, 2020.

Gross margin for Accessories and Materials increased from 34% for the nine months ended September 30, 2019 to 38% for the nine months ended September 30, 2020. Gross margin primarily increased due to lower costs for EasyPress which experienced a 154% increase in unit sales, favorable product mix changes, lower handling costs as a percent of revenue and less promotional activity during the third quarter of 2020 due to inventory constraints.

Operating Expenses

Research and Development

	Nine Months Ended September 30,		Change
	2019	2020	$	%
(dollars in thousands)	(unaudited)
Research and development	$19,037	$27,784	$8,747	46%
As a percentage of total revenue	6%	5%

Research and development expenses increased by $8.7 million, or 46%, from $19.0 million for the nine months ended September 30, 2019 to $27.8 million for the nine months ended September 30, 2020. The increase was primarily due to a $5.2 million increase in personnel-related expenses due to headcount increasing during the period, a $1.3 million increase in stock-based compensation expense and a $1.2 million increase in product development expenses and overhead related to prototypes and consulting.

Sales and Marketing

	Nine Months Ended September 30,		Change
	2019	2020	$	%
(dollars in thousands)	(unaudited)
Sales and marketing	$27,927	$39,544	$11,617	42%
As a percentage of total revenue	9%	7%

Sales and marketing expenses increased by $11.6 million, or 42%, from $27.9 million for the nine months ended September 30, 2019 to $39.5 million for the nine months ended September 30, 2020. The increase was primarily due to an increase in personnel-related expenses of $5.3 million due to headcount increasing during the period, an increase in payment processing fees of $2.4 million due to increases in sales, an increase in advertising and other marketing costs of $2.3 million and an increase in stock-based compensation expense of $2.0 million. The increases were offset by a $0.7 million impairment of a legacy trade name that only occurred during 2019.

General and Administrative

	Nine Months Ended September 30,		Change
	2019	2020	$	%
(dollars in thousands)	(unaudited)
General and administrative	$13,228	$19,368	$6,140	46%
As a percentage of total revenue	4%	3%

General and administrative expenses increased by $6.1 million, or 46%, from $13.2 million for the nine months ended September 30, 2019 to $19.4 million for the nine months ended September 30, 2020. The increase was primarily due to an increase in personnel-related expenses of $3.0 million due to headcount increasing during the period, an increase in professional services of $2.3 million and an increase in stock-based compensation of $0.5 million.

Interest Income (Expense), Net and Other Income (Expense), Net

	Nine Months Ended September 30,		Change
	2019	2020	$	%
(dollars in thousands)	(unaudited)
Interest income (expense), net	$(2,062)	$(1,081)	$981	(48)%
Other income (expense), net	(1)	(163)	(162)	N/M

N/M: result not meaningful

Interest income (expense), net decreased by $1.0 million, or 48%, from $2.1 million for the nine months ended September 30, 2019 to $1.1 million for the nine months ended September 30, 2020. The decrease was primarily due to a decrease in interest expense due to favorable interest rate fluctuations on our variable rate borrowings and decrease in the outstanding borrowed amount in 2020.

Provision for Income Taxes

	Nine Months Ended September 30,		Change
	2019	2020	$	%
(dollars in thousands)	(unaudited)
Provision for income taxes	$8,555	$26,555	$18,000	210%

Provision for income taxes increased by $18.0 million, or 210%, from $8.6 million for the nine months ended September 30, 2019 to $26.6 million for the nine months ended September 30, 2020. This represents an effective tax rate of 21% for the nine months ended September 30, 2019 and 22% for the nine months ended September 30, 2020. The increase in the effective tax rate is primarily due to state taxes and the tax effects of stock-based compensation offset by the U.S. research and development tax credit and the Foreign Derived Intangible Income deduction.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		Change
	2018	2019	$	%
(dollars in thousands)
Revenue:
Connected machines	$147,081	$198,144	$51,063	35%
Subscriptions	31,300	53,829	22,529	72%
Accessories and materials	161,407	234,581	73,174	45%
Total revenue	$339,788	$486,554	$146,766	43%

Connected Machines revenue increased by $51.1 million, or 35%, from $147.1 million in 2018 to $198.1 million in 2019. The increase was primarily driven by significant growth in the number of Connected Machines sold during the period, especially unit sales of Cricut Maker, which grew by 67% from 2018 to 2019 due to increased consumer demand.

Subscriptions revenue increased by $22.5 million, or 72%, from $31.3 million in 2018 to $53.8 million in 2019. The increase was primarily driven by a 45% increase in the number of Paid Subscribers from 0.4 million to 0.6 million from 2018 to 2019.

Accessories and Materials revenue increased by $73.2 million, or 45%, from $161.4 million in 2018 to $234.6 million in 2019. The increase was primarily driven by growth in sales of accessories, particularly EasyPress units, which increased 74% from 2018 to 2019, and materials units, which increased 49% from 2018 to 2019.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2018	2019	$	%
(dollars in thousands)
Cost of Revenue:
Connected machines	$127,546	$176,894	$49,348	39%
Subscriptions	5,027	8,827	3,800	76%
Accessories and materials	96,119	158,483	62,364	65%
Total cost of revenue	$228,692	$344,204	$115,512	51%
Gross Profit:
Connected machines	$19,535	$21,250	$1,715	9%
Subscriptions	26,273	45,002	18,729	71%
Accessories and materials	65,288	76,098	10,810	17%
Total gross profit	$111,096	$142,350	$31,254	28%
Gross Margin:
Connected machines	13%	11%
Subscriptions	84%	84%
Accessories and materials	40%	32%

Connected Machines cost of revenue increased by $49.3 million, or 39%, from $127.5 million in 2018 to $176.9 million in 2019. The increase was primarily driven by growth in connected machines sold during the period, especially unit sales of our highest cost connected machine, Cricut Maker, which grew by 67% from 2018 to 2019.

Gross margin for Connected Machines decreased from 13% in 2018 to 11% in 2019. Gross margin decreased due to the increase in tariff costs that began in the second quarter of 2019 when U.S. foreign policy changes increased tariffs from 10% in 2018 to 25% in 2019 on connected machines produced by our China-based manufacturer. We have moved, and may continue to move, an increasing portion of our connected machine manufacturing to Malaysia and as a result may experience reduced tariff costs. The negative impact from tariffs was partially offset by supplier cost reductions on connected machines and fewer sales discounts as a percentage of revenue.

Subscriptions cost of revenue increased by $3.8 million, or 76%, from $5.0 million in 2018 to $8.8 million in 2019. The increase was primarily driven by a $1.8 million increase in amortization of capitalized software development costs, $1.4 million in increased digital content costs and a $0.6 million increase in hosting fees to support our growing base of subscribers.

Gross margin for Subscriptions was consistent at 84% in 2018 and 2019.

Accessories and Materials cost of revenue increased by $62.4 million, or 65%, from $96.1 million in 2018 to $158.5 million in 2019. The increase was primarily driven by growth in Accessories and Materials sold from 2018 to 2019.

Gross margin for Accessories and Materials decreased to 32% in 2019 from 40% in 2018. Gross margin primarily decreased due to the negative impact from tariffs along with inventory adjustments in 2019 to write off certain accessories and materials inventories deemed obsolete. We did not experience inventory adjustments for write offs of accessories and materials inventories in 2018.

Operating Expenses

Research and Development

	Year Ended December 31,		Change
	2018	2019	$	%
(dollars in thousands)
Research and development	$24,056	$26,674	$2,618	11%
As a percentage of total revenue	7%	5%

Research and development expenses increased by $2.6 million, or 11%, from $24.1 million in 2018 to $26.7 million in 2019. The increase was primarily due to a $4.8 million increase in personnel-related expenses due to headcount increasing during the period, and a $2.1 million increase in product development expenses related to prototypes and consulting. The increases were partially offset by a $4.5 million decrease in stock-based compensation expense.

Sales and Marketing

	Year Ended December 31,		Change
	2018	2019	$	%
(dollars in thousands)
Sales and marketing	$30,698	$40,110	$9,412	31%
As a percentage of total revenue	9%	8%

Sales and marketing expenses increased by $9.4 million, or 31%, from $30.7 million in 2018 to $40.1 million in 2019. The increase was primarily due to an increase in personnel-related expenses of $4.2 million due to headcount increasing during the period, increases in advertising and other marketing costs of $4.9 million, increases in credit card processing fees for our direct-to-consumer business of $1.3 million and $0.8 million related to the impairment of a legacy trade name. The increases were offset by a $2.2 million decrease in stock-based compensation expense.

General and Administrative

	Year Ended December 31,		Change
	2018	2019	$	%
(dollars in thousands)
General and administrative	$18,363	$22,005	$3,642	20%
As a percentage of total revenue	5%	5%

General and administrative expenses increased by $3.6 million, or 20%, from $18.4 million in 2018 to $22.0 million in 2019. The increase was primarily due to an increase in personnel-related expenses of $2.7 million due to headcount increasing during the period, $1.0 million increase in general operating expenses, and a $0.8 million increase in software subscription fees. The increases were offset by a $1.7 million decrease in stock-based compensation expenses.

Interest Income (Expenses), Net and Other Income (Expense), Net

	Year Ended December 31,		Change
	2018	2019	$	%
(dollars in thousands)
Interest income (expense), net	$(1,934)	$(3,291)	$(1,357)	70%
Other income (expense), net	108	(2)	(110)	-102%

Interest income (expense), net increased by $1.4 million, or 70%, from $1.9 million in 2018 to $3.3 million in 2019. The increase was primarily due to an increase in interest expense incurred under our credit facilities.

Provision for Income Taxes

	Year Ended December 31,		Change
	2018	2019	$	%
(dollars in thousands)
Provision for income taxes	$8,721	$11,057	$2,336	27%

Provision for income taxes increased by $2.3 million, or 27%, from $8.7 million in 2018 to $11.1 million in 2019. This represents an effective tax rate of 24.1% in 2018 and 22% in 2019. The decrease in the effective tax rate is primarily due to a reduction in stock-based compensation and return to provision adjustments, partially offset by changes in unrecognized tax benefits.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the seven quarters in the period ended September 30, 2020. The information for each of these unaudited quarterly statements of operations data have been prepared on a basis consistent with our audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, includes all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited consolidated quarterly financial data should be read in conjunction with our annual consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020
(in thousands)	(unaudited)
Revenue:
Connected machines	$44,512	$30,179	$43,492	$79,961	$56,888	$113,388	$75,523
Subscriptions	11,787	12,578	13,853	15,611	19,180	24,028	31,206
Accessories and materials	49,570	51,841	55,111	78,059	67,655	97,920	102,276
Total revenue	105,869	94,598	112,456	173,631	143,723	235,336	209,005
Cost of revenue:
Connected machines(1)	35,912	23,975	40,771	76,236	51,577	95,543	58,525
Subscriptions(1)	1,647	2,167	2,265	2,748	2,841	3,122	2,998
Accessories and materials	29,567	36,432	37,955	54,529	44,537	63,364	57,932
Total cost of revenue	67,126	62,574	80,991	133,513	98,955	162,029	119,455
Gross profit	38,743	32,024	31,465	40,118	44,768	73,307	89,550
Operating expenses:
Research and development(1)	5,834	6,001	7,202	7,637	9,171	8,636	9,977
Sales and marketing(1)	8,714	9,299	9,914	12,183	12,447	13,437	13,660
General and administrative(1)	3,962	4,527	4,739	8,777	5,700	5,473	8,195
Total operating expenses	18,510	19,827	21,855	28,597	27,318	27,546	31,832
Income from operations	20,233	12,197	9,610	11,521	17,450	45,761	57,718
Other income (expense):
Interest income (expense), net	(663)	(643)	(756)	(1,229)	(574)	(367)	(140)
Other income (expense), net	—	(1)	—	(1)	—	(1)	(162)
Total other income (expense), net	(663)	(644)	(756)	(1,230)	(574)	(368)	(302)
Income before provision for income taxes	19,570	11,553	8,854	10,291	16,876	45,393	57,416
Provision for income taxes	4,461	2,713	1,381	2,502	3,836	10,514	12,205
Net income	$15,109	$8,840	$7,473	$7,789	$13,040	$34,879	$45,211

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020
(in thousands)	(unaudited)
Cost of revenue
Connected machines	$—	$1	$1	$—	$2	$1	$2
Subscriptions	2	3	3	3	9	6	7
Accessories and materials	—	—	—	—	—	—	—
Total cost of revenue	2	4	4	3	11	7	9
Research and development	196	238	241	206	760	508	716
Sales and marketing	78	112	117	316	457	655	1,166
General and administrative	53	75	77	123	218	157	297
Total stock-based compensation expense	$329	$429	$439	$648	$1,446	$1,327	$2,188

Quarterly Trends

Revenue

Our revenue from our Connected Machines and Accessories and Materials varies seasonally and we have historically experienced higher levels of Connected Machines revenue and Accessories and Materials revenue in the fourth quarter of each fiscal year as compared to other quarters due in large part to seasonal holiday demand. In the second and third quarter of 2020, we experienced a significant increase in our revenue from Connected Machines and Accessories and Materials, which we believe was driven in part by the COVID-19 pandemic.

Subscriptions revenue increased in each of the quarters presented primarily due to increased sales of our connected machines and user growth, as well as a subscription attach rate that has generally been increasing over time.

Cost of Revenue

Connected Machines and Accessories and Materials cost of revenue have fluctuated in line with Connected Machines and Accessories and Materials revenue for all periods presented, due primarily to costs associated with sales of Connected Machines and Accessories and Materials.

Our Subscriptions cost of revenue generally increased each quarter as a result of increases in content and cloud-based services costs.

Accessories and Materials cost of revenue has largely fluctuated in line with Accessories and Materials revenue but was also affected by product mix within the category as well as promotional activity.

Operating Expenses

Research and development expense generally increased over the periods presented, primarily due to personnel-related expenses as we have continued to increase our headcount to support product and platform innovation.

Sales and marketing expense increased each quarter presented due to an increase in expenses associated with advertising costs and other marketing programs. In addition, sales and marketing expenses increased as a result of higher personnel-related expenses and increased headcount.

General and administrative expense generally increased over the periods presented, primarily due to increases in personnel-related expenses, facilities costs and professional service fees as we grow our business and scale operations.

Key Business Metrics and Non-GAAP Financial Measures

Set forth below are key metrics used to evaluate our business, measure our performance, identify trends and make strategic decisions.

	As of
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020
Users (in thousands)	1,907	2,058	2,221	2,525	2,803	3,274	3,681
Percentage of Users Creating in Trailing 90 Days	N/A	N/A	60%	64%	60%	63%	63%
Paid Subscribers (in thousands)	457	496	536	604	740	996	1,164

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020
Subscription ARPU	$6.56	$6.34	$6.47	$6.58	$7.20	$7.91	$8.97
Accessories and Materials ARPU	$27.60	$26.15	$25.76	$32.90	$25.40	$32.23	$29.41
EBITDA (in millions)	$22.1	$14.2	$12.0	$14.3	$20.7	$49.2	$61.0

We have been able to efficiently acquire new users and drive sales of our products because of the powerful network effects of our community. To date, word-of-mouth referrals, as well as effective use of low-cost marketing channels like social media, have driven our success.

EBITDA and EBITDA Margin

Set forth below is a reconciliation of EBITDA to net income for the periods presented:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020
(in thousands)	(unaudited)
Net income	$15,109	$8,840	$7,473	$7,789	$13,040	$34,879	$45,211
Adjusted to exclude the following:
Depreciation and amortization expense	1,856	2,047	2,418	2,787	3,236	3,430	3,431
Interest expense	663	643	756	1,229	574	367	140
Corporate income tax expense	4,461	2,713	1,381	2,502	3,836	10,514	12,205
EBITDA	$22,089	$14,243	$12,028	$14,307	$20,686	$49,190	$60,987
EBITDA margin	20.9%	15.1%	10.7%	8.2%	14.4%	20.9%	29.2%

Starting in the quarter ended June 30, 2019, we began to incur significant costs related to machine tariffs as foreign policy changes increased tariffs on the import category related to connected machines.  Since then, we have taken steps mitigate the impact of tariffs including moving manufacturing of key products to other geographies.

EBITDA margin was also more adversely impacted in certain quarters presented primarily due to the impact of these tariffs, which we then reduced by transitioning machine manufacturing to lower-tariff regions.

Liquidity and Capital Resources

Our operations over all periods have been financed primarily through cash flow from operating activities and borrowings under our credit facilities. As of September 30, 2020, we had cash and cash equivalents of $67.5 million.

We believe our existing cash and cash equivalents, cash flow from operations and amounts available for borrowing under our New Credit Agreement will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Credit Facilities

New Credit Facility

In September 2020, we entered into the New Credit Agreement with JPMorgan Chase Bank, N.A., Citibank, N.A. and Origin Bank. The New Credit Agreement replaces our prior amended Credit Agreement with Origin Bank, as described below. The New Credit Agreement provides for a three-year asset-based senior secured revolving credit facility of up to $150.0 million, maturing on September 4, 2023. In addition, during the term of the New Credit Agreement, we may increase the aggregate amount of the New Credit Facility by up to an additional $200.0 million, subject to customary conditions (for maximum aggregate lender commitments of up to $350.0 million), subject to the satisfaction of certain conditions under the New Credit Agreement, including obtaining the consent of the administrative agent and each lender being added or increasing its commitment. The New Credit Facility may be used to issue letters of credit, and for other business purposes, including working capital needs.

The New Credit Facility is a standard asset-based lending facility, meaning that notwithstanding the aggregate lender commitments, we can only borrow up to an amount equal to our borrowing base at any given time. For example, as of September 30, 2020, we were able to borrow up to $81.5 million. Our borrowing base is determined according to certain percentages of eligible accounts receivable and eligible inventory (which may be valued at average cost, market value or net orderly liquidation value), subject to reserves determined by the administrative agent. At any time that our borrowing base is less than the aggregate lender commitments, we can only borrow revolving loans up to the amount of our borrowing base and not in the full amount of the aggregate lender commitments.

Generally, borrowings under the New Credit Agreement will bear interest at the Adjusted LIBO rate or the ABR, plus, in each case, an applicable margin. The applicable margin will range from (a) with respect to borrowings bearing interest at the ABR, 1.50% to 2.00%, and (b) with respect to borrowings bearing interest at the ABR (i) if the “REVLIBOR30 Screen Rate” (as defined in the New Credit Agreement) is available for such period, 1.50% to 2.00%, or (ii) otherwise, 0.0% to 0.50%, in each case for the previous clauses (a) and (b), based on our “Fixed Charge Coverage Ratio” as defined in the New Credit Agreement.

The New Credit Agreement contains financial covenants during the initial year of the agreement, requiring us to maintain a fixed charge coverage ratio of at least 1.0 to 1.0, measured monthly on a trailing 12-month basis. We are also subject to this covenant in future periods if the available commitments is less than the greater of $15.0 million and 10% of the total commitment made by all lenders. Management has determined that we were in compliance with all financial and non-financial debt covenants as September 30, 2020.

Prior Term Loan and Revolving Credit Loan with Origin Bank

In October 2017, we entered into a syndicated Revolving Credit Loan and Term Loan with Origin Bank to provide a $30.0 million Revolving Credit Loan, or the Revolving Credit Loan, which was later amended to increase the availability to $80.0 million, and a $20.0 million Term Loan, which was later amended to increase the availability to $25.0 million, or collectively. We borrowed $20.0 million under the Term Loan in order to repay and cancel loans to a related party, as well as to our previous lender, Sterling National Bank. The New Credit Agreement described above replaced the Revolving Credit Loan and Term Loan with Origin Bank.

The Revolving Credit Loan and Term Loan initially bore interest at an annual rate equal to the lesser of LIBOR plus 3.0%, or the maximum rate of interest permitted from day-to-day by any applicable state or federal law, with required monthly principal amortization payments of $0.3 million, commencing on December 1, 2017, maturing on October 26, 2022. Prior to repayment, the Term Loan bore interest at an annual rate of LIBOR plus 2.25%, had required monthly principal amortization payments of $0.4 million and a maturity date of July 12, 2024, and the Revolving Credit Loan bore interest at a rate of LIBOR plus 2.0% to 2.4% based on the leverage ratio. During the years ended December 31, 2018 and 2019, the effective interest rate approximated the stated interest rate. As of December 31, 2019, we had drawn down $32.6 million on and had $47.4 million available for borrowing under the Revolving Credit Loan.

The Revolving Credit Loan and Term Loan included several financial and non-financial debt covenants. As of December 31, 2019, we were in compliance with all financial and non-financial debt covenants. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for additional information.

Cash Flows

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Net cash flows (used in) provided by operating activities	$(8,304)	$3,861	$(15,345)	$187,403
Net cash flows used in investing activities	(8,114)	(14,095)	(10,545)	(16,883)
Net cash flows provided by (used in) financing activities	17,442	10,896	23,202	(109,627)

Operating Activities

Net cash provided by operating activities of $187.4 million for the nine months ended September 30, 2020 was primarily due to net income of $93.1 million, non-cash adjustments of $17.9 million and an increase in the net change of operating assets and liabilities of $76.4 million. Non-cash adjustments primarily consisted of depreciation and amortization of $10.1 million, inventory write-offs of $2.2 million, stock-based compensation of $5.0 million and provision for doubtful accounts $0.4 million. The increase in the net change of operating assets and liabilities was primarily due to a $96.4 million increase in accounts payable due to increased inventory purchases, a $13.2 million increase in accrued expenses and other current liabilities and other non-current liabilities, a $5.3 million increase in deferred revenue and a $4.4 million decrease in inventory. These changes were offset by a $41.3 million increase in accounts receivable, a $1.0 million increase in prepaid expenses and other current assets and a $0.6 million increase in other assets.

Net cash used in operating activities of $15.3 million for the nine months ended September 30, 2019 was primarily due to net income of $31.4 million and non-cash adjustments of $10.7 million, offset by a decrease in the net change of operating assets and liabilities of $57.5 million. Non-cash adjustments primarily consisted of depreciation and amortization of $6.3 million, inventory write-offs of $2.4 million, stock-based compensation of $1.2 million and impairment of trade name of $0.7 million. The decrease in the net change of operating assets and liabilities was primarily due to a $101.9 million increase in inventory levels to support increased demand for our products, offset by a $29.5 million increase in accounts payable, a $6.9 million increase in accrued expenses and other current liability and other non-current liabilities, a $4.2 million decrease in prepaid expenses and other current assets, a $2.2 million decrease in accounts receivable and a $1.6 million increase in deferred revenue.

Net cash provided by operating activities of $3.9 million for 2019 was primarily due to net income of $39.2 million and non-cash adjustments of $16.4 million, offset by a decrease in the net change of operating assets and liabilities of $51.7 million. Non-cash adjustments primarily consisted of depreciation and amortization of $9.2 million, inventory write-offs of $5.2 million, stock-based compensation of $1.8 million, impairment of trade name of $0.7 million and provision for doubtful accounts $0.7 million, partially offset by deferred income tax of $1.3 million. The decrease in the net change of operating assets and liabilities was primarily due to a $73.2 million increase in inventory levels to support increased demand for our products and a $4.9 million increase in accounts receivable. These changes were offset by a $4.6 million decrease in prepaid expenses and other current assets, a $4.1 million increase in deferred revenue, a $10.3 million increase in accounts payable and a $7.5 million increase in accrued expenses and other current liabilities and other non-current liabilities due to increased expenditures to support general business growth.

Net cash used in operating activities of $8.3 million for 2018 was primarily due to net income of $27.4 million and non-cash adjustments of $24.0 million, offset by a decrease in the net change of operating assets and liabilities of $59.7 million. Non-cash adjustments primarily consisted of stock-based compensation of $10.4 million, depreciation and amortization of $8.1 million, inventory write-offs of $1.4 million, deferred income tax of $2.7 million and impairment of trade name of $1.5 million. The decrease in the net change of operating assets and liabilities was primarily due to a $85.1 million increase in inventory levels to support increased demand for our products, a $15.0 million increase in accounts receivable, and a $3.4 million increase in prepaid expenses and other current assets, partially offset by a $30.1 million increase in accounts payable, a $9.8 million increase in accrued expenses and other current liabilities and other non-current assets and a $3.8 million increase in deferred revenue due to an increase in sales volume.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2020 was $16.9 million, all of which related to property and equipment acquisition or investment, software development and investment and product research and development.

Cash used in investing activities for the nine months ended September 30, 2019 was $10.5 million, all of which related to property and equipment acquisition or investment, software development and investment and product research and development.

Cash used in investing activities for 2019 was $14.1 million, all of which related to property and equipment acquisition or investment, software development and investment and product research and development.

Cash used in investing activities for 2018 was $8.1 million, all of which related to property and equipment acquisition or investment, software development and investment and product research and development.

Financing Activities

Net cash used in financing activities of $109.6 million for the nine months ended September 30, 2020 was primarily related to cash dividends of $51.2 million, net payment from the line of credit of $32.6 million, payments on the Term Loan with Origin Bank of $22.9 million, repurchases of compensatory units of $3.0 million, payments of debt issuance costs of $0.8 million and payments of deferred offering costs of $0.1 million, partially offset by proceeds from capital contributions of $1.1 million.

Net cash provided by financing activities of $23.2 million for the nine months ended September 30, 2019 was primarily related to net proceeds from the line of credit of $26.4 million and proceeds from capital contributions of $0.8 million, partially offset by payments on the term loan of $3.2 million, repurchases of compensatory units of $0.7 million and payments on capital leases of $0.1 million.

Net cash provided by financing activities of $10.9 million for 2019 was primarily related to net proceeds from the line of credit of $15.0 million and proceeds from capital contributions of $1.3 million, partially offset by payments on the term loan of $4.4 million, repurchases of compensatory units of $0.7 million and payments on capital leases of $0.1 million.

Net cash provided by financing activities of $17.4 million for 2018 was primarily related to net proceeds from the line of credit of $19.2 million and proceeds from capital contributions of $2.7 million, partially offset by payments on the term loan of $4.0 million, repurchases of compensatory units of $0.3 million and payments on capital leases of $0.2 million.

Contractual Obligations and Other Commitments

The following table summarizes our commitments to settle contractual obligations as of December 31, 2019:

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(in thousands)
Debt obligations, including interest(1)	$57,904	$38,562	$11,139	$8,203	$—
Operating lease commitments(2)	20,050	3,442	7,114	7,354	2,140
Capital lease commitments	130	87	43	—	—
Other obligations(3)	14,901	6,364	8,526	11	—
	$92,985	$48,455	$26,822	$15,568	$2,140

(1)

As of December 31, 2019, the outstanding principal balance of our Term Loan was $22.9 million and outstanding borrowings on our Revolving Credit Loan were $32.6 million. Future interest on the Term Loan is estimated based on the stated rate as of December 31, 2019, which was 4%. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for more information regarding the terms of the Term Loan and Revolving Credit Loan. On September 4, 2020, we prepaid in full the Revolving Credit Loan and Term Loan. See Note 17 to our consolidated financial statements included elsewhere in this prospectus for more information regarding the New Credit Agreement.

(2)

Operating lease obligations relate to our office space and warehouses. The remaining lease terms are between one and five years, and the majority of the lease agreements are renewable at the end of the lease period.

(3)

Other obligations include purchase obligations and royalties. Purchase obligations include minimum payments due to third-party logistics for noncancelable periods and future payments for subscription software services for which we have entered into non-cancelable arrangements. Royalties include minimum commitments for license arrangements.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

We were primarily exposed to changes in interest rates with respect to our cost of borrowing under our Revolving Credit Loan and Term Loan. We monitor our cost of borrowing, taking into account our funding requirements and our expectations for interest rates in the future. To date, we have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Risk

Our reporting currency is the U.S. dollar and the functional currency of each of our subsidiaries is either its local currency or the U.S. dollar depending on the circumstances. For foreign subsidiaries where the functional currency is the local currency, assets and liabilities are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Revenue and expenses are translated using the average exchange rate for the relevant period. Equity transactions are translated using historical exchange rates. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other results of operations as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ equity. Gains or losses due to transactions in foreign currencies are included in general and administrative operating expenses in our consolidated statements of operations. As the impact of foreign currency exchange rates was not material to results of operations during 2018, 2019 and the nine months ended September 30, 2020, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders’ equity, revenue, expenses and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Revenue Recognition

We derive the majority of our revenue from the sale of connected machines, subscriptions and accessories and materials. We market and sell our products to customers, which include brick-and-mortar and online retail partners as well as users that purchase from our website at cricut.com.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns, volume rebates and other incentive adjustments or discounts. The estimates of variable consideration are based on historical return experience, historical and projected sales data and current contract terms.

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenue. We account for shipping and handling activities performed after a customer obtains control of the goods as activities to fulfill the promise to transfer the good. We do not incur significant costs to obtain contracts with customers.

The following describes the nature of our primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions with our customers.

Connected Machines

Connected machines include Cricut Joy, Cricut Explore and Cricut Maker. Payment for sale of products online through the online channel at cricut.com is collected at point of sale in advance of shipping the products. Payment by traditional brick-and-mortar retail partners, including their online channels, is due under customary fixed payment terms. Our contracts with customers for a connected machine contain multiple promises that include hardware, software, unspecified future upgrades and enhancements related to the software and access to our cloud-based services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately requires significant judgment. The software used to design, cut and complete projects can be accessed offline or with our cloud-based services at no charge. When accessed with the cloud-based services, users are also able to sync projects across various devices. The connected machines are not able to function without the software, inclusive of firmware and the downloadable software. Together, the hardware and software are inputs into providing the essential functionality of the connected machines and are accounted for as a single performance obligation. Revenue is recognized for the single performance obligation of hardware with essential software at a point-in-time when control is transferred, which is either upon shipment or delivery of goods, in accordance with the terms of each contract with the customer.

The promise to provide the customer with unspecified future upgrades and enhancements related to the essential software and the promise to provide access to our cloud-based services are both distinct performance obligations that provide incremental benefits to the connected machines and are recognized using a time-based output measure over the service period as the customer consumes the benefit of the service each day. We estimate the service period when it is not contractually stated. In developing the estimated period of providing future services, we consider past history, plans to continue to provide services, expected technological developments, obsolescence, competition and other factors. The estimated service period may change in the future in response to competition, technology developments and our business strategy.

Judgment is required to determine the SSP for each distinct performance obligation. We allocate revenue to each performance obligation based on their relative standalone selling price, or SSP. We estimate SSP for items that are not sold separately, which include the connected machines and related software, unspecified software upgrades and cloud-based services using information that may include the range of prices for the bundle of products and services and the cost of providing the products or services plus a reasonable margin. In developing SSP estimates, we also consider the nature of the products and services and the expected level of future services. SSP of the hardware and essential software reflects our best estimate of the selling price if it was sold regularly on a standalone basis and comprises the majority of the contract value.

Subscriptions

Our paid subscriptions provide subscribers unlimited access to images, fonts and ready-to-make projects within our software, which is in addition to the free service of unspecified future upgrades and enhancements related to the essential software and access to our cloud-based services noted above. The paid subscription services are offered on a month-to-month or annual basis. Payments for subscription services are due month-to-month or annually in advance. Cricut Access and Cricut Access Premium are generally sold in standalone contracts and reallocations are not required. Revenue related to subscriptions is recognized ratably over the length of the subscription using a time-based output measure as the customer consumes the benefit of the service each day.

Accessories and Materials

We also sell accessories and materials which generally consist of a single performance obligation, and reallocations are not required. Revenue from accessories and materials is recognized at a point-in-

time when control is transferred, either upon shipment or delivery of goods, in accordance with the terms of each contract with the customer, or in the case of digital goods, at a point-in-time when the goods are made available to the customer. Payment for sale of accessories and materials online through the online channel at cricut.com is collected at point of sale in advance of shipping the products. Payment by traditional brick-and-mortar retail partners, including their online channels, due under customary fixed payment terms.

Customer Rebates

We participate in promotional and rebate programs with our key brick-and-mortar and online retail partners to enhance the sale of our products. These promotional programs consist of incentives or entitlements to our customers, such as advertising allowances, volume and growth incentives, business development, product damage allowances and point-of-sale support. Sales incentives are considered to be variable consideration, which we estimate using the expected value method or most likely amount, based upon the nature of the incentive. Sales are reduced by the cost of these promotional and rebate programs and we record a related customer rebate liability in our consolidated balance sheets at the date of the transaction.

In limited cases where the customer rebate is specifically for co-operative marketing or advertising campaigns, we will classify these expenditures as selling and marketing expenses only if they meet the criteria of being a distinct good or service, are distinct within the context of the contract and the fair value is readily estimable.

Sales Refund Liability

We provide our customers a limited right of return with the sale of our products. We estimate sales returns and record reserves at the time the related sales are recorded based on historical data and current economic trends. Actual sales returns could differ from these estimates. We regularly assess and adjust the estimate of accrued sales returns by updating the return rates for actual trends and projected costs. We classify the estimated sales returns as a current liability as they are expected to be paid out in less than one year using the expected-value method. The estimated sales returns are recorded as a reduction of revenue at the time of sale and recorded as a liability on the consolidated balance sheets. At the same time the liability is recorded, a right of recovery asset is also recorded within inventory.

Warranty Reserves

We provide an assurance-type limited warranty on most of the products sold. The estimated warranty costs, which are expensed at the time of sale and included in cost of revenue, are based on the results of product testing, industry and historical trends and warranty claim rates incurred and are adjusted for any current or expected trends as appropriate. Actual warranty claim costs could differ from these estimates. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.

Inventories

Inventories, which primarily consist of finished goods, are valued at the lower of average cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Assessments to value the inventory at the lower of the average cost to purchase the inventory, or the net realizable value of the inventory, are based upon assumptions about future demand, physical deterioration, changes in price levels and market conditions. As a result of our assessment, when the net realizable value of inventory is less than the carrying value, the inventory cost is written down to the net realizable value and the write down is recorded as a charge to cost of revenue. Inventories include indirect acquisition and production costs that are incurred to bring the inventories to their present condition and location. Inventories are recorded net of reserves for obsolescence. Once established, the original cost of the inventory less the related inventory reserve represents the new cost basis of such products.

Impairment of Long-lived Assets

We assess potential impairments to our long-lived assets, including intangible assets subject to amortization, on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We regularly evaluate whether events or circumstances have occurred that indicate possible impairment and rely on a number of factors, including results of operations, business plans, economic projections and anticipated future cash flows. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to the statement of operations.

Stock-Based and Stock-Equivalent Compensation

Cricut Holdings has granted to certain of our employees common incentive units, which include incentive units with a participation threshold and zero strike price incentive units, or CIUs. CIUs entitle recipients certain interests in Cricut Holdings upon satisfaction of service, performance or market conditions. The awards are equity classified awards. As of December 31, 2019, all outstanding equity-based awards are in our parent company, Cricut Holdings. As the awards are issued by Cricut Holdings, we record a capital contribution from Cricut Holdings commensurate with the amount of compensation expenses recorded. We record compensation expenses for all stock-based awards granted based on the fair value of the award at the time of the grant. Stock-based compensation costs are recognized as expenses over the requisite service period, which is generally the vesting period, on a straight-line basis for awards with only a service condition. The graded vesting method is used for awards that have service and other conditions. Forfeitures are accounted for as they occur.

Cricut Holdings has granted to certain of our employees incentive unit equivalents (phantom units), which entitle the recipient to receive future compensation based upon satisfaction of service conditions. The amount of compensation is determined by the change in the underlying value of Cricut Holdings common units. The awards are liability classified awards. Since the awards also have a market condition, we record stock-based compensation expenses over the requisite service period using the graded vesting method. The stock-based equivalent awards are recorded at fair value and are required to be re-measured at fair value at each reporting period during the period from the date of grant through the settlement date. Fair value re-measurement increases and decreases will be recognized as compensation cost over the requisite service period.

We estimate the fair value of awards with time-based or performance-based vesting provisions using the Black-Scholes method. The fair value of awards subject to market conditions is estimated using a Geometric Brownian Motion Stock Path Monte Carlo Simulation, or Monte Carlo Simulation. The determination of the grant date fair value of the awards issued is affected by a number of variables, including the fair value of Cricut Holdings’ units, the expected unit price volatility over the expected life of the awards, the expected term of the award, risk-free interest rates, the expected dividend yield of Cricut Holdings’ units and the likelihood of termination. We derive our volatility from the average historical stock volatilities of peer public companies over a period equivalent to the expected term of the awards. We estimate the expected term based on the expected time to a liquidation event or other transaction that would result in settlement of the award. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as Cricut Holdings has not paid and does not anticipate paying dividends on its common units other than a one-time dividend paid in September 2020. Likelihood of termination for the Monte Carlo Simulation is estimated based upon both historical turnover and anticipated turnover based upon Company or market pressures.

The fair value of equity classified incentive units was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Fair value of unit	$0.48	$0.80	$0.80	$2.21
Expected life (in years)	3.7	3.5	3.5	3.5
Expected volatility	38.1%	42.9%	42.9%	48.3%
Risk-free interest rate	2.5%	2.3%	2.3%	0.7%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

The fair value of liability classified incentive units was estimated using a Monte Carlo Simulation with the following weighted-average assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Fair value of unit	$0.77	$1.85	$0.86	$4.52
Expected life (in years)	3 - 5	3 - 5	3 - 7	0.5 - 5
Expected volatility	46.8%	40.2%	39.5%	50.9%
Risk-free interest rate	2.5%	1.6%	1.6%	0.2%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Likelihood of termination	10%	10%	10%	10%

Common Unit Valuations

Given the absence of a public trading market, the fair value of the underlying common units of Cricut Holdings has historically been determined by Cricut Holdings’ Board of Managers, or Holdings’ Board, on the date of grant for all awards granted. In the absence of a public trading market, Holdings’ Board, with input from us, exercises significant judgment and considers numerous objective and subjective factors to determine the fair value of Cricut Holdings’ common units as of the date of each award grant, including:

•	relevant precedent transactions involving Cricut Holdings’ capital units;
•	Cricut Holdings’ actual consolidated operating and financial performance;
•	current business conditions and projections;
•	Cricut Holdings’ stage of development;
•	the likelihood and timing of achieving a liquidity event, such as an initial public offering, given prevailing market conditions;
•	any adjustment necessary to recognize a lack of marketability of the common units;
•	the market performance of comparable publicly traded companies; and
•	U.S. and global capital market conditions.

In addition, Holdings’ Board considers the independent valuations completed by a third-party valuation consultant. The valuations of Cricut Holdings’ common units are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We performed valuations of our common units using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates the fair value based on the expectation of future cash flows that we will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in us achieving these estimated cash flows. The market approach estimates value considering an analysis of guideline public companies. The guideline public companies method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to our forecasted revenue. Our peer group of companies was selected based on operational and economic similarities to us and factors considered included but were not limited to industry, business model, growth rates, customer base, capitalization, size, profitability and stage of development.

Following this offering, it will not be necessary to determine the fair value of our common units using these valuation approaches as shares of our common stock will be traded in the public market.

Based upon the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of CIUs and incentive unit equivalents (phantom units) outstanding as of               was $          million, of which $          million related to vested units and $          million related to unvested units.

Income Taxes

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss and tax credit carryforwards, using enacted tax rates. We make estimates, assumptions and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within the provision for income taxes.

Legal Contingencies

We are involved in legal proceedings, claims and regulatory, tax and government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the accompanying notes to the consolidated financial statements. If we determine that a loss is reasonably possible but the loss or range of loss cannot be reasonably estimated, we state that such an estimate cannot be made.

We review the developments in our contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events.

The outcome of litigation is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Business

At Cricut, our mission is to help people lead creative lives.

We have designed and built a creativity platform that enables our engaged and loyal community of 3.7 million users to turn ideas into professional-looking handmade goods. With our highly versatile connected machines, design apps and accessories and materials, users create everything from personalized birthday cards, mugs and t-shirts to large-scale interior decorations and more. Our cloud-based software enables us to update the functionality and features of existing physical and digital products, and to release new products that seamlessly integrate with our platform. This makes our platform broadly extensible and empowers our users to unlock ever-expanding creative potential.

Cricut often becomes a huge part of our users’ creative lives, serving as the foundation for their journey of creativity. Our users’ journeys typically begin with the purchase of a connected machine and expand across our family of products as users harness the power of our platform. Our users have demonstrated continued engagement with their connected machines over time, which results in purchases of subscriptions and accessories and materials long after they first purchase a connected machine. As of September 30, 2020, 63% of our users created on their connected machines in the last 90 days and 84% created on their connected machines in the last 365 days.

We enable users to be inspired, create and share projects with the Cricut community and to follow others doing the same. Our users join the Cricut community to share projects and inspire others, both on our platform and across social media. Our community of users has scaled significantly over time, and our number of users grew by 55% from September 30, 2018 to September 30, 2019 and by 66% from September 30, 2019 to September 30, 2020.

Our software integrates our connected machines and design apps, allowing our users to create and share seamlessly. Our software is cloud-based meaning that users can access and work on their projects anywhere, at any time, across any desktop or mobile device. Our software aggregates billions of data points of our users’ contributions, giving us valuable insights into our users’ preferences and behaviors. We use our data science capabilities to continuously improve our software and products, driving further engagement. As a result, our business model is characterized by strong user engagement and diversified sales across product categories.

Our portfolio of connected machines cut, write, score and create decorative effects using a wide variety of materials including paper, vinyl, leather and more. We strive for our users’ journeys to be both inspiring and intuitive, so we take great care to design connected machines that are beautiful and easy to use. Our connected machines are designed for a wide range of uses and available at a variety of price points:

•	Cricut Joy for personalization on-the-go, $179.99 MSRP
•	Cricut Explore for cutting, writing and scoring, $249.99 MSRP
•	Cricut Maker for cutting, writing, scoring and adding decorative effects to a wider range of materials, $399.99 MSRP

We offer free design apps, in-app purchases and subscription offerings that enable our users to create and complete projects. On our apps, users can find inspiration, purchase or upload content like fonts and images, design a project from scratch or find a vast array of ready-to-make projects on both mobile and desktop devices. All users can access a select number of free images, fonts and projects from our design apps or upload their own. In addition, we offer a wider selection of images, fonts and projects for purchase à la carte, including licensed content from partners with well-known brands and characters, like major motion picture studios. We also provide two subscription offerings, Cricut Access and Cricut Access Premium. Cricut Access provides users with a subscription to a curated and growing design library of over 125,000 images, 6,000 ready-to-make projects and hundreds of fonts, as well as other member benefits, such as discounts and priority Cricut Member Care. Cricut Access Premium includes all of the benefits of Cricut Access as well as additional discounts and preferred shipping. As of September 30, 2020, we had nearly 1.2 million Paid Subscribers to Cricut Access and Cricut Access Premium, representing approximately 32% of our total users.

We also sell a broad range of accessories and materials that help bring designs to life, from advanced tools like heat presses to Cricut-branded rulers, scoring tools, pens, paper and iron-on vinyl. These products are designed to work seamlessly and easily with our connected machines, which is why we see many of our users purchase Cricut-branded accessories and materials. Creating projects often drives repeat purchases of accessories and materials for years after a user first buys a connected machine, demonstrating ongoing engagement with our platform.

Many of our users share a love of our brand, products and mission, which fosters a loyal community of users who are deeply engaged with Cricut. Every project is an opportunity to start a conversation, both with us and with each other. We often see our users inspire, teach and create together. Users are passionate about sharing Cricut tips, tricks and personal stories and this engagement carries over into social media and into everyday life. There are over three million Cricut followers and many independently-run Cricut groups across social media. Users often self-organize, host independent events and meet up in person across the globe.

Our community creates a reinforcing network effect. As the number of our users grow, so does the number of projects made and shared physically or digitally. This generates even more shared projects and word-of-mouth that in turn helps to grow our community. This community network effect has allowed us to efficiently acquire new users and drive sales of connected machines, subscriptions and accessories and materials. To date, our success has been driven by word-of-mouth referrals as well as effective use of low-cost marketing channels like social media, which we then complement with our targeted sales and marketing efforts.

We generate revenue from the sale of our connected machines, subscriptions and accessories and materials. We sell our products through brick-and-mortar and online retail partners, including Hobby Lobby, HSN, Jo-Ann, Michaels, Target and Walmart, as well as through online channels such as Amazon and cricut.com.
We are a fast-growing, scaled and profitable business. For 2018 and 2019, we generated:

•	Total revenue of $340 million and $487 million, respectively, representing 43% year-over-year growth
•	Net income of $27 million and $39 million, representing 43% year-over-year growth
•	EBITDA of $46 million and $63 million, respectively, representing 36% year-over-year growth

For the nine months ended September 30, 2019 and 2020, we generated:

•	Total revenue of $313 million and $588 million, respectively, representing 88% year-over-year growth
•	Net income of $31 million and $93 million, respectively, representing 196% year-over-year growth
•	EBITDA of $48 million and $131 million, respectively, representing 171% year-over-year growth

Our Industry

We both influence and benefit from powerful secular tailwinds:

•

Personalization is a Global Mega Trend. Today, more and more people want to be surrounded by personalized items. According to a study by Deloitte, one in four consumers are willing to pay more to receive a personalized product or service. Additionally, over 35% of consumers expressed interest in purchasing customized products or services in furniture, homeware and DIY goods. We empower individuals to personalize. The number one reason why people buy our connected machines is personalization.

•

Digitization of Tools. Consumers have access to more tools in the digital world than ever before. They are easier to use, more powerful and available on every device. The power to create and manipulate content – text, audio or video – can now be done from anyone’s smartphone or laptop. Cricut has built on this trend by offering both digital and physical tools and, more importantly, bridging these two worlds together.

•

Technology is Enabling a New Generation of Entrepreneurs. The rapid growth of marketplaces and commerce enablement platforms creates economic opportunities for millions of creative entrepreneurs. Individual entrepreneurs value supplemental income, flexibility and the opportunity to do what they love for a living. According to Upwork’s 2019 “Freelancing in America” report, 15 million Americans are freelancers who sell goods, and 75% of arts and design professionals are freelancers. Cricut enables the shift in production of physical goods from factory floors to kitchen tables and provides manufacturing solutions for small scale businesses. Twenty-nine percent of our users make projects to sell. Women, who represent 96% of our users as of September 2020 and are at the forefront of this trend, created businesses more than twice as fast as national average.

•

Social Media is Enabling a New Wave of Creativity. The ubiquity of social media is a key driver of global consumer engagement with new creative endeavors. Billions of people globally engage on social media every month and spend an average of more than two hours per day on social networks and messaging apps. Through social media, people can be inspired by new ideas or projects anywhere and anytime. We help our users turn virtual inspiration into beautiful, physical things. We have over three million followers across social media, and our users have shared thousands of projects on our platform.

Our Opportunity

We believe that everyone is innately creative and thus anyone can be a part of the Cricut community of users. This presents us with a large untapped market opportunity in addition to our current user base.

We quantify our market opportunity in terms of SAM, which includes active creatives who we address with our current products and price points, and TAM, which includes potential creatives who we believe we can reach over the long term as we make products for new uses and products that are more accessible, even easier to use and available at a broad set of price points.

We commissioned a study from YouGov America in September 2020 across multiple countries. The sample size of those surveyed in each country included over 1,000 individuals ages 18 and older. To calculate our SAM and TAM, we extrapolate these survey results across the general population ages 18 and older in each country.

Our SAM consists of the portion of individuals surveyed who said they have made at least one creative project in categories addressed by our current products in the last 12 months, whom we call “active creatives.” Our TAM includes the individuals in our SAM as well as the portion of individuals surveyed who said they like, buy, used to make or are interested in creating personalized, handmade or custom items, whom we call “potential creatives” but who have not made at least one creative project in categories addressed by our current products in the last 12 months.

We assess our SAM and TAM in the United States and Canada and internationally. Today, a small portion of our revenue is generated from countries outside the United States and Canada. We currently classify four of these countries, Australia, France, Germany and the United Kingdom, as our primary international target markets and include them in our international SAM and TAM.

Based in part on the YouGov study, we estimate that our SAM consists of over 85 million people in the United States and Canada. As of September 30, 2020, we had 3.7 million users, the vast majority of whom are in the United States and Canada, implying less than 5% penetration of our SAM in those markets. We estimate that our SAM among our primary international target markets consists of over 44 million people. Accordingly, we estimate our total SAM is over 129 million individuals.

We estimate that there are over 163 million potential creatives in the United States and Canada and over 109 million potential creatives in our primary international target markets. We estimate that our United States and Canada TAM includes over 248 million individuals, which reflects our belief that all people, regardless of demographic, can be creative and a part of the Cricut community. Our TAM among our primary international target markets includes over 153 million individuals, for a combined TAM of approximately 402 million individuals. We believe our products could achieve broader adoption in a number of countries beyond our primary international target markets that also have large populations engaging in creative activities and represent a similar product-market fit.

Because our products make creativity accessible, we believe our opportunity is much larger than the estimates of the size of the traditional craft market. The Association for Creative Industries estimated that the traditional craft market, which is comprised of items and supplies purchased for creative activities, in the United States was $36.2 billion in the twelve months ended September 2017. We put production power into the hands of our users by allowing them to create their own professional-looking homemade goods instead of purchasing manufactured goods from a third party opening up a broad array of markets for our users that go beyond the traditional craft market. For example, the goods that users can produce or customize using our platform fall into multiple large market categories, some of which may overlap. The 2020 estimated markets for such categories were $4.1 billion for cards and calendar; $9.7 billion for stationery; $26.5 billion for seasonal décor; $55.1 billion for wedding-related services4; $11.3 billion for organization5 and $21.5 billion for custom gifts6.

The Cricut User Journey

As Brené Brown said, “We are born makers. We move what we’re learning from our heads to our hearts through our hands.”

Creative individuals come to Cricut and quickly become engaged users who can express themselves both individually and as part of a large and passionate community. As of September 30, 2020, 96% of our users are women. Many users also earn income through products they create on Cricut. According to a survey that we conducted in October 2020:

•	88% of new users want to make a broad range of products
•	29% make projects to sell
•	78% say crafting helps them with their mental well-being
•	87% say crafting inspires feelings of accomplishment

A user’s journey evolves after their first purchase. New users typically intend to create a broad range of products but may start with one or two intended uses and grow with Cricut over time. For example, a user may buy a connected machine and begin by making cards but later branch out to t-shirts, wall decals and more. As we launch new software and products, and as our community continues to grow and share on our platform and on social media, we have the opportunity to continually refresh this relationship and expand the versatility of our platform.

Our large and loyal community of users engage with Cricut and each other across our design apps and on social media. Users can share projects they created, and other users can be inspired and access and create that same project. These teaching and inspiration moments enhance our monetization opportunities, as projects often lead users to purchase images, fonts, accessories and materials. There are over three million Cricut followers and many independently-run Cricut groups across social media.

[4]	The preceding statements are from IBIS World. See the section titled “Market, Industry and Other Data.”
[5]	The preceding statement is from The Freedonia Group, a division of MarketResearch.com. See the section titled “Market, Industry and Other Data.”
[6]	The preceding statement is from Technavio. See the section titled “Market, Industry and Other Data.”

Bridgette Campbell
Teacher

"Now, with all the things I've made, I wonder how I ever lived without Cricut Maker."

Bridgette is a mother, special education teacher and avid scrapbooker who makes meaningful projects to inspire others and to make the world a more inclusive place. *"Since having my daughter, I want people to be aware of her as a person, not for a disability."* She makes monogrammed gifts for teachers and crafts together with her daughter. *"At the beginning of the COVID-19 pandemic, I started crafting with my daughter. She started to talk for the first time, she said 'Mommy' for the first time. She has made incredible progress from spending quality time together using our Cricut machine."*

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Sharia Collins
Teacher

BOO

"My business turned into so much more once I bought a Cricut machine. You have to have one to be able to create the kind of products I'm creating."

Serenity's
Learning Station
Serenity

Sharia is an English teacher and life-long entrepreneur who began selling invitations, learning boards and other custom creations in 2017. *"Using my Cricut Explore helped me to perfect my craft. It changed my life because there is no way I could make the things I make and generate the kind of revenue I generate without it. It makes me feel good that a lot of people are inspired by what I make."*

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Jenny Luttermoser
Emotional wellness professional

"With my Cricut Maker, I can accomplish in 2 hours what used to take me 3 days. It's made me feel like I can do anything."

today
I CHOOSE
joy

Jenny is a mother of 2-year-old twin girls and a 5-year-old boy. *"The rest of my life is so constrictive, but making art with my Cricut Maker makes me feel free. When I'm crafting I can let myself go. I call it my 'accessible craft robot.' It's definitely a craft robot. There's no other way to describe it. You can literally do anything with the Cricut Maker."*

cricut.

Aneta Bies
Healthcare Worker

Oh Baby

“This is the first time in my life I feel really confident in what I’m doing. There’s no end to how far I can push my creativity.”

Crafts

FIESTA

Aneta finds solace in creating for others – from teaching art classes for children, to making custom safety vests for alpaca farmers. *“Cricut Maker is like a unique pot of gold at the end of a rainbow—whether your gold is quilting, paper crafts, vinyl ... it’s never-ending!”* She has her sights set on growing her business and bringing the art of making to her community. *“I’d love to open up my own space for crafting, teaching and even hosting events. It would be a community meet-up space.”*

cricut.

Cory Peace
Designer

Penelope

" What I thought would be a hobby turned into a passion. Orders are flowing in. I needed another machine to speed up production."

PLANT
NERD

Cory is a graphic designer who has found his Zen by bringing the digital to life. He first learned about Cricut from a friend and purchased his first machine on July 31, 2020. By the end of September he launched a website featuring his Cricut creations, and within weeks, made $2,200 in custom orders. *"People in the UK are looking at my website, and they like what 42-year-old, introverted me makes."*

cricut.

Brandon Boyd
Father and Coach

C2S
CONFIDENCE SUCCEED

" Cricut has helped us make our uniforms and helped our players show their team spirit."

C2S
BASEBALL

Brandon is a father of three, a baseball and football coach and the co-owner of a youth development sports business. He uses his Cricut Explore machine to make uniforms for the sports teams he works with. "Our program has grown so much, we figured it would be easier to do it ourselves. Plus, making is joyful and fun. It's exciting to imagine a design in your head and be able to make it, and see that final project come to life."

cricut.

Our Software

Our software integrates our connected machines and design apps, allowing our users to create and share seamlessly. Our software is cloud-based meaning that users can access and work on their projects anywhere, at any time, across desktops or mobile devices. We enable our users to be inspired, create and share projects with the Cricut community, and follow others doing the same. Each user’s credentials, profile, machine registration data, pressure settings for various materials and tools, uploaded images, designs, projects, community networks and more are stored in the cloud. Our software aggregates billions of data points of our users’ contributions, giving us valuable insights into our users’ preferences and behaviors. We use our data science capabilities to continuously improve our software and products, driving further engagement. For example, as we monitor how users engage with a certain feature, we can continue to improve it or choose to sunset it if it is no longer useful. We have the ability to release new connected machines with new uses that can seamlessly integrate with our software, allowing us to grow with existing users.

Connected Machines

Our connected machines currently include Cricut Joy, Cricut Explore and Cricut Maker.

Our portfolio of connected machines cut, write, score and create decorative effects using a wide variety of materials including paper, vinyl, leather and more. Our connected machines are designed for various uses ranging from quick, everyday projects like handmade cards or signs to professional-level DIY projects like home décor, quilts and tables. Each of our connected machines provides users with different capabilities. For example, Cricut Joy can work with over 50 different materials – from the most popular craft materials like cardstock, vinyl and iron-on to specialty materials like glittery paper and polished foils. Cricut Maker incorporates even more material capabilities from the most delicate paper and fabric to harder materials such as matboard, leather and basswood. Our connected machines also incorporate different tools, attachments, accessories and capabilities. For example, Cricut Explore Air pioneered a calligraphy pen, while Cricut Maker cuts fabric and can also engrave metal. Machine connectivity is enabled through Bluetooth and USB. All Cricut connected machines come with Design Space, a free, easy-to-learn and easy-to-use, cloud-based design software available on Android, iOS, Mac and PC devices.

Design Apps and Subscriptions. Users can leverage the full power of our platform by using our connected machines together with our free design apps for our connected machines, including our Design Space app that works with all connected machines and our Cricut Joy-specific app. Users download our apps, create a profile and design and share their Cricut projects from both desktop and mobile devices. All users can access a select number of free images, fonts and projects from our design apps or upload their own. In addition, we offer a wider selection of images, fonts and projects for purchase à la carte, including licensed content from partners like major motion picture studios. Ready-to-make projects, from cards to holiday décor, each come with instructions and recommendations for the ideal materials to use. Users can share their designs on our apps to teach and inspire others. If one user shares a project that uses images from the Cricut library, another user can download and create that same project – as long as they are subscribed to Cricut Access or Cricut Access Premium or have purchased those images.

Cricut Access and Cricut Access Premium are our subscription offerings that include a large selection of images, fonts and projects as well as other member benefits, such as discounts, priority Cricut Member Care and, in the case of Cricut Access Premium, preferred shipping. Paid Subscribers are granted access to a curated and growing design library of over 125,000 images, 6,000 ready-to-make projects and hundreds of fonts. Cricut Access is billed monthly for $9.99 per month or annually for $95.88 per year. Cricut Access Premium, which includes all of the benefits of Cricut Access and additional discounts and preferred shipping, is billed annually for $119.88 per year. As of September 30, 2020, we reached nearly 1.2 million Cricut Access and Cricut Access Premium subscribers, representing approximately 32% of our total users.

Cricut Accessories and Materials. We sell a broad range of accessories and materials that help bring designs to life, such as Cricut EasyPress, various hand tools, machine replacement tools and blades and project materials. These products are designed to work seamlessly with our connected machines. This interconnectedness is important to our users, who choose to buy Cricut-branded accessories and materials because they find them easy to use and trust our brand. Seventy-seven percent of our users agree that our materials are designed to work seamlessly with Cricut machines. Some products, like our mats and blades, attach to a connected machine. Mats hold materials in place as they are cut by the connected machine. Our mats are sold in different grip strengths that are appropriate for the material being used. For example, a light-grip mat is perfect for paper, while a strong-grip mat is optimal for materials that need stronger adhesive to secure in place, such as matboard and leather. Blades are inserted into Cricut connected machines. For example, a Premium Fine Point Blade works well with cardstock, a Rotary Blade is perfect for fabric and a Knife Blade is optimal for leather and wood products. We have also created a portfolio of both complex and basic accessories. For instance, Cricut EasyPress is a portable heat press with a variety of heat transfer uses for oddly-shaped, non-uniform surfaces. Cricut BrightPad illuminates fine lines to ensure precision for removing the unneeded pieces of a cut image. We also sell a wide range of project materials including vinyl, iron-on vinyl, deluxe paper, Infusible Ink (sublimation), machine tools and accessories and more. We offer nearly 3,000 total SKUs within our Cricut accessories and materials, ranging in price from a $0.99 digital image to the $239.99 EasyPress.

How We Go to Market

Many of our users hear about our products through word-of-mouth. With 91% of our users creating products for their friends and family, word-of-mouth marketing continues to be one of the most efficient and effective ways we attract new users. In 2020, 42% of new users first heard about Cricut through friends and family. We also use digital and social media marketing to attract users.

We sell our connected machines and accessories and materials through our brick-and-mortar and online retail partners, as well as through our website at cricut.com. Our partners include Amazon, Hobby Lobby, HSN, Jo-Ann, Michaels, Target, Walmart and many others. We also sell our products, including subscriptions to Cricut Access and Cricut Access Premium, on cricut.com. In 2019 and the nine months ended September 30, 2020, 52% and 51%, respectively, of our revenue was generated through brick-and-mortar sales and 48% and 49%, respectively, was generated through online channels.

Our Competitive Strengths

Our competitive strengths include:

Our Vertically Integrated Platform Encourages Continual Engagement. Our platform accompanies a user from an idea to a finished project, with Cricut providing the connected machines, design apps and accessories and materials to make this a seamless journey. All of the content our users purchase and the projects they spend hours designing are stored in the cloud. This allows our users to access their designs from their Android, iOS, Mac and PC devices seamlessly. This content can only be accessed through Cricut’s design apps and is optimized to a proprietary Cricut format for a great experience. As of September 30, 2020, 63% of our users created on their connected machines in the last 90 days and 84% created on their connected machines in the last 365 days.

We Build Beautiful, Inspiring and Easy-to-Use Products. Our mission is rooted in our passion for design, and this passion comes to life in the beautiful products we build and experiences we create. We take great pride in marrying design and functionality for each SKU – from our connected machines to design apps to content to accessories and materials. Every touchpoint is an opportunity to engage the customer and exceed expectations. Our goal is to provide users with an experience that is both inspiring and intuitive, and we take great care to make our products easy to use. Our elegant products are backed by deep user experience, software, technology and engineering expertise.

We Designed our Platform to be Able to Constantly Evolve so We Can Find New Ways to Delight Users. We constantly innovate and offer new products and functionality to provide users with new capabilities for their existing connected machines. We have introduced eight additional tools for Cricut Maker since its August 2017 launch. For example, in 2020, we launched a foil transfer tool, giving users the ability to include a letter foil effect in their projects. This tool allowed us to then launch ten materials SKUs in addition to the tool. New products are integrated seamlessly into existing connected machines with updates to our software, infrastructure and content. We aim to give our users the freedom to create without limitations while improving their experience along the way.

We Have a Strong and Loyal Community of Users. Many of our users become deeply engaged in our creative community and loyal to our brand. Each project becomes an opportunity to create a conversation – our users share, inspire and teach each other. Our community of 3.7 million users as of September 30, 2020, creates a reinforcing network effect. As the number of our users grow, so does the number of projects made and shared physically or digitally. This engagement generates even more shared projects and word-of-mouth that in turn helps to grow our community.

We Have a Positive Impact on Our Users, in Good Times and in Bad. When users design with our products, they feel creative and self-accomplished. When they personalize an object or make something for someone as a gift, they feel good about themselves. Our products make people feel accomplished and confident – powerful emotions that help create a relationship and love between our brand and our users. Crafting allows people to save money by creating their own gifts or to earn income selling handmade goods.

Given the positive emotions connected with crafting, our users create to celebrate and as a respite during difficult times.

Our Growth Strategy

These are key elements of our growth strategy:

Reach More Users. As of September 30, 2020, we had 3.7 million users, representing less than 5% of the 85 million addressable active creatives in our United States and Canada SAM. We have a significant opportunity to bring more users to our platform by enhancing our brand and product awareness in both the United States and Canada and in the other geographies where we currently sell our products. We intend to pursue this opportunity in part through digital and social media marketing, retail partners and word-of-mouth referrals.

Increase Monetization from Current Users. We keep our users engaged by applying what we learn on our platform to launch new software and products. We believe that by finding new ways to inspire our users with their existing connected machines, we can sell more content and accessories and materials. By enhancing our subscription offerings, we also believe we can grow our subscription base over time.

Continuously Improve Ease of Use and User Experience. We plan to continue to broaden our demographic appeal by making our products even easier to use and educating users on our products and their capabilities. We believe that reducing the barriers to entry for active creatives and potential creatives can help us both further penetrate our SAM and continue to expand and penetrate a portion of our TAM.

Launch New Products in New Categories. New products help us extend our impact with new and existing users. Our deeply engaged base of users gives us unique insights into what new products are going to be most successful. Our strategy for keeping current users engaged is focused on launching new products and services that attach seamlessly to our existing platform, whether accessories and materials or connected machines. We plan on expanding our offerings to serve a larger portion of our SAM, including new connected machine offerings with new uses to capture additional customer segments. Our ability to launch new services and new products will allow us to diversify our channels and bring on new brick-and-mortar and online retail partners.

Expand Internationally. We believe there is a significant opportunity for Cricut to grow internationally. We began our international expansion by launching in Australia, Canada, France, Germany and the United Kingdom. We have also localized our design apps in several languages such as French, German, Portuguese and Spanish. We offer country-specific content and continue to add local content for markets where we are in various stages of launch. We will continue to pursue disciplined international expansion by targeting countries with large populations of active creatives where we believe the Cricut value proposition will resonate. We expect to leverage a combination of brick-and-mortar and online retail partners to go to market internationally.

Technology and Content

Our core technology and content that support our platform are critical competitive advantages and are purpose-built to leverage the tools and capabilities of our connected machines. These solutions utilize a myriad of factors and elements unique to Cricut and are highly differentiated.

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Cutting-Edge Innovation, Beautiful Design and Ease of Use. We invest substantial resources in research and development to enhance our platform, develop new products and features and improve our user experience. Our hardware innovation harnesses the power of technologies typically found only in professional robotics, computer numerical control machinery and other automated commercial devices. One example of our cutting-edge innovation is our Cricut Joy, a connected machine that is both powerful and portable. Our software integrates our connected machines with the rest of our platform and enables a seamless creative experience for our users. Our hardware and software are beautifully designed to be easy-to-use, so that users can be their creative best.

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Proprietary Technology. Our platform benefits from our proprietary intellectual property. Servo motors in our connected machines operate with feedback control to ensure ultra-precise cutting and drawing paths are generated each time a user clicks “Make It.” The uniform heat plate technology in our EasyPress family of products allows our users to more evenly adhere iron-on vinyl and films onto t-shirts, totes or tags. The ability to control the amount of machine pressure used by Cricut Maker was an industry first in such a compact form factor and allows our users to not only cut thicker materials like matboard, leather and basswood but also to deboss heavy chipboard or even engrave metal. While assorted machine tools are required to create these decorative effects, our connected machines also have the capability to automatically detect whether the proper tool is installed in order to safeguard proper operation and help our users achieve their desired effect.

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Cloud-Based Architecture Which Allows for Simplicity, Scalability and Security. Our distributed and scalable technology architecture allows our users to access inspiration and create anytime they want from almost any computing device, maximizing utilization of our platform. Our users can get inspired on the go using Design Space on their phone, continue designing on their tablet, and then finish creating using their desktop; or stay on one device during their all-night crafting session. Design Space maintains an expanding list of materials and a corresponding database. As every creative project is unique, this database aids our users in understanding which materials are compatible with or optimized for their connected machine. Our materials database also houses, maintains and controls the precise pressure, speed and machine tools needed to ensure a unified experience when a connected machine communicates with our cloud-based, highly-scalable, microservice-designed APIs. Our software and apps are built and continually maintained using the industry’s latest technology like Swift for iOS, Kotlin for Android and Electron Framework for Mac and Windows. We benefit from and leverage the AWS security frameworks to provide our users an infrastructure that is consistent with information security best practices so that our users’ information, creative projects and account are safe and secure.

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Cut Smart Technology, Adaptive Tool System and QuickSwap Housings. Years ago we transformed the household electronic cutting machine market with the introduction of our Cut Smart technology on Cricut Explore. This allows our connected machines to cut and draw on materials through machine mat and carriage plot movements, while our servo motors apply a precise amount of cut force tailored to each material so there is no need for users to manually adjust blade depth, cut force or speed. Later on, with the release of Cricut Maker, we further innovated by introducing our Adaptive Tool System, which deepens and enhances our connected machine movements by adding additional control from the drive housing itself. Through the interlocking of gears with the machine carriage, our Adaptive Tool System (currently available only on Cricut Maker) can additionally lift and turn the blade during operation. This third juncture point allows Cricut Maker to intelligently control the direction of the blade and cut pressure to match the material, enabling experiences like machine cutting fabric with a rotary blade or using our knife blade to machine cut thicker materials like matboard and basswood. In addition to this multi-dimensional movement, our Adaptive Tool System also allows our users to install one machine tool housing that can be easily changed to have varying tips, something we aptly call QuickSwap. While Cricut Maker was released with only four tools initially, together with our Adaptive Tool System and QuickSwap housings, we have since empowered Cricut Maker users with the use of over 10 tools. Our connected machines are durable, built to last and designed with this level of extensibility to quickly enable new uses as they are designed and brought to market.

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Optimized Accessories and Materials. While our connected machines work with a wide variety of accessories and materials regardless of brand, using Cricut-branded products brings added benefits. For example, with the recent introduction of our new Smart Materials line for Cricut Joy (including Smart Vinyl, Smart Iron-On and Smart Label), our users can now load these materials into their connected machines without the need for a separate cutting mat. Our sourcing, quality assurance and materials teams go to great lengths to ensure all Cricut-branded accessories and materials (including Smart Materials, as well as cardstock, vinyl, transfer tape, leather, hand tools and others) are calibrated and purpose-built to work hand-in-hand with Cricut connected machines, as well as interplay well with other Cricut products. Our materials database works best with these Cricut-branded accessories and materials, thereby allowing our users to create quicker with more predictable results.

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Content Development and Production. The breadth and depth of our growing content library comes as a direct result of the data-driven approach we use to gain insights into our users’ preferences and behavior. Using real-time data points, we observe the use patterns and other aggregated data to predict future trends or gaps in our content offering. Using these key learnings, we select ideas, themes and content categories that ultimately inform and shape our product development cycle. By partnering with professional illustrators, project designers and subject matter experts, both internally and externally, we create tailor-made content offerings that beautifully complement our platform. Whether through the creation, acquisition or licensing of varied creative assets, our content teams then use a proprietary process to convert these images and projects into content specifically optimized to integrate with our connected machines and Cricut-branded accessories and materials seamlessly. The output of this content lifecycle results in authentic, on-trend and high-quality images and projects we offer our users for à la carte purchase or as a part of our Cricut Access and Cricut Access Premium subscriptions. As we diversify our content categories and further expand internationally, we will continue to develop localized and meaningful content shaped to meet the language, needs and preferences of our growing global user base.

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Unified Integration Between Hardware, Software and Content. Our design, engineering, product and content teams work hand-in-hand to bring our products to life, from conception and validation to implementation. We work hard to build strong synergies across teams in order to successfully launch products that address new creative categories. One such example was evident in the successful launch of Cricut Joy together with its companion Cricut Joy Insert Cards. Collaborating with our hardware engineering and machine teams, our materials team launched a colorful array of newly designed pre-scored and pre-cut cardstock greeting cards, complete with decorative inserts and envelopes. Utilizing a patent-pending card mat to hold these cards in place during operation, Cricut Joy can cut and draw professional-looking handmade cards for any occasion while easily pulling from hundreds of ready-to-make greeting card projects in Design Space. This type of unified integration by and between our hardware, software, content and accessories and materials provides an outcome to our users with a value much greater than the sum of its individual parts.

Mission, Values and Employees

Our mission is to help people lead creative lives. To help us fulfill that mission, our employees focus on the following Cricut values and mantras:

We have created our values and mantras on the foundation of the five behaviors of a cohesive team (trust, conflict, commitment, accountability and results) introduced by a pioneer of the organizational health movement, Patrick Lencioni.

As of September 30, 2020, we had over 510 employees. We also engage contractors and consultants. To our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we believe that our employee relations are good.

Competition

We compete in a number of market segments with our business, separately and together.

We experience competition in connected machines; for example, Brother, Graphtec and Silhouette America sell cutting machines. We expect significant competition to continue, both from current competitors as well as new entrants into the market, some of which may become significant competitors in the future.

The accessories and materials DIY market is highly competitive with few barriers to entry. We face heightened competition in providing accessories and materials that we sell for use with our connected machines. We compete against well-established, well-known companies, many of which are also our retail partners, including Hobby Lobby, HSN, Jo-Ann and Michaels. Many of these companies have substantial market share, diversified product lines, well-established supply and distribution systems, strong brand recognition and significant financial, marketing, research and development and other resources. These brick-and-mortar and online retail partners often have their own brands of products that we compete against, particularly in accessories and materials. We believe that our brand, technology and software set us apart. We provide a superior value proposition and benefit from our deeply engaged community of users.

The areas in which we compete include:

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Product Offering. We compete with producers of DIY design and crafting tools, materials and accessories and work to ensure that our connected machines maintain the most innovative technology and user-friendly features. Our products, materials and accessories allow our users to produce professional-looking projects.

•	Engagement. We compete for consumers to purchase our products, and we seek to retain them through our connected machines, subscriptions and accessories and materials, as well as our engaged community.
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Talent. We compete for talent in every vertical across our company including technology, design, marketing, finance, legal and retail. As our platform is highly dependent on technology and software, we require a significant base of engineers to continue innovating.

The principal competitive factors that companies in our industry need to consider include but are not limited to total cost of product, manufacturing efficiency and supply chain management, product vision, product innovation, digital content (original and licensed), product quality and safety, pricing, user engagement, strength of sales and marketing efforts, technological advances and brand awareness and reputation. We believe we compete favorably across these factors and we have developed a business model that is difficult to replicate.

For additional information, see the section titled “Risk Factors—Risks Related to Our Industry and Business—We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.”

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. Our practice is to seek protection for our intellectual property as appropriate, and we rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. Although we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the market.

As of                        , 2020, we had                        issued patents in the United States, which expire at various times between                        and                        , as well as                        issued patents in non-U.S. jurisdictions, which expire at various times between                        and                        . As of                        , 2020, we also hold                        pending patents in the United States and                        pending patents in non-U.S. jurisdictions. These patents are intended to protect our proprietary inventions that are relevant to our business. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other jurisdictions to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. As of                       , 2020, we have a total of                registered trademarks in the United States and                registered trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as cricut.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. In addition, as we continue to expand internationally, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We expect that infringement of our intellectual property may increase as the number of products and competitors in our market increases, and effective protection of intellectual property rights is expensive and difficult. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations and financial condition. For additional information, see the section titled “Risk factors—Risks Related to our Intellectual Property.”

Manufacturing, Supply Chain and Fulfillment

We currently outsource the manufacturing of our products to third-party contract manufacturers located primarily in China and Malaysia. We believe outsourcing our manufacturing function promotes more flexibility and scalability in our operations.

We primarily use one contract manufacturer in China, Intretech, to produce our connected machines, which are built based on our quality and performance standards and specifications. Our agreement with Intretech is on a purchase order basis, and Intretech is not otherwise obligated to supply our connected machines in any specific quantity or at any specific price. The Intretech agreement has an initial five-year term beginning August 2018 and thereafter automatically renews for one additional year unless earlier terminated by the parties for breach or upon 60 days’ prior written notice.

Our contract manufacturers procure nearly all of the components that are used in the production of our products from approved third-party suppliers. In certain circumstances, we purchase components directly from suppliers which are then provided to our manufacturers, but we generally do not have long-term contractual agreements with those suppliers. Certain highly specialized components and raw materials, such as Bluetooth components, microchips and certain alloys that are critical to the performance of our connected machines, are sourced from very limited component suppliers. These components have unique performance profiles, and, as a result, it is not commercially practical to support multiple sources for these components for our products.

To streamline e-commerce logistics, inventory management, warehousing and fulfillment, we engage a small number of third-party logistics partners, including last mile warehousing and delivery partners, located in the United States, China and Europe to receive and distribute our products. Our third-party logistics partners complete a substantial percentage of our deliveries to brick-and-mortar and online retail partners, distributors and online sales channels. Our products generally arrive at our third-party logistics partner facilities via ocean shipping services from our contract manufacturers. Direct shipments to users are then typically ground shipped for U.S. users and air- or ocean-freighted for our international users. Most brick-and-mortar and online retail partners and distributors generally use their own freight carriers for shipments from our third-party logistics partner facilities.

As we grow and scale, we continue to evaluate and assess the need for existing and new manufacturers, suppliers and partners. To mitigate the risks of having a limited number of suppliers, we have currently-qualified alternative contract manufacturers in place; however, we do not currently have alternative suppliers for certain key components. As a result of the COVID-19 pandemic, we have experienced certain delays in component and raw material sourcing, manufacturing and shipping. For additional information, see the section titled “Risk Factors—Risks Related to Manufacturing, Supply Chain and Fulfillment.”

Sales and Marketing

Sales Channels

We sell our products primarily through our third-party brick-and-mortar and online retail partners, as well as through our website at cricut.com. We also sell to a network of distributors in over 20 countries who resell our products primarily to international brick-and-mortar and online retail partners and on a limited basis to U.S. brick-and-mortar and online retail partners. In 2019, 48% of our revenue was generated through online channels. Our sales and channels team located in the United States support both the onboarding of new brick-and-mortar and online retail partners as well as account management of existing brick-and-mortar and online retail partners. We also have an international sales and marketing force working remotely in Australia, continental Europe and the United Kingdom to drive sales and whose reach spans into many jurisdictions across the globe.

Many of our products are sold through traditional brick-and-mortar retail partners, varying in size, including on their websites, as follows:

•	Specialized Craft Retailers. We sell to specialized arts and crafts supply retailers with large regional or national presence, such as Hobby Lobby, HSN, Jo-Ann and Michaels.
•	National Retailers. We sell to large, mass merchant retailers with national and international presence, such as Amazon, Target and Walmart.
•	Independent Retailers. We sell to a network of smaller, independent retailers in targeted locations or in specialty markets.

Each of Amazon, Jo-Ann and Michaels represented 10% or more of our consolidated revenue in the years ended 2018 and 2019. We also currently offer our products through our website at cricut.com, which can be purchased directly by users in the United States and Canada. Users can also purchase subscriptions to Cricut Access and Cricut Access Premium through our website or through Cricut’s design apps on Android and iOS devices. Additionally, users can make in-app purchases of images, fonts and projects à la carte on our platform and through our design apps. We drive consumers to our website and platform primarily through word-of-mouth marketing channels and the use of low-cost marketing channels like social media.

We believe our omni-channel strategy enables us to target a diverse consumer base.

Marketing

We focus our marketing efforts on building brand and product awareness and community engagement to attract new users and retain existing users. We believe our platform and loyal community of 3.7 million users as of September 30, 2020, are our best and most effective marketing tools, helping to generate robust word-of-mouth referrals, which have been significant drivers of our growth. With 91% of our users creating products for their friends and family, word-of-mouth marketing continues to be paramount to our operational success. Crafting inspires feelings of accomplishment in our users, which promotes repeat use of our products and reengagement in our platform and community.

Users in our community are deeply engaged and are passionate about sharing inspiration, Cricut tips, tricks and personal stories online on social media, which promotes discovery and adoption. Users across the globe often also connect offline, self-organizing and hosting in-person meet-up events to create together, which reinforces the community network effect. As the number of users grow, the number of projects and content created and shared physically and digitally multiply.

Additionally, our users’ ongoing engagement on our data-driven platform enables us to learn more about their preferences and behaviors, which we harness to continually improve our platform and to predict what new products will be successful, driving a cycle of further community engagement.

We intend to continue to invest significant resources to build our brand and community engagement, including from time to time employing traditional online advertising as well as third-party social media. We also spend significant time and resources training our Cricut Member Care team to resolve any technical and operational issues relating to our products and services so that our users’ experience with our platform is not negatively impacted.

Research and Development

Our research and development efforts focus on enabling our users to express their creativity. Technical direction is derived from our data science capabilities and feedback from our deeply engaged user community. This focus enables the development of a robust platform architected to ensure a simple and intuitive user experience, centered around our connected machines, subscriptions and accessories and materials. Our design, product, engineering and customer support teams collaborate extensively with our user community. Our platform is primarily built and maintained in-house by a team of professionals across design, product management and engineering disciplines.

As of September 30, 2020, we had over 150 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to further improve our software, and the ease of use and functionality of our connected machines and platform and to expand our accessories and materials offerings.

Government Regulation

We are subject to a variety of U.S. federal and state laws and foreign laws and regulations that involve matters central to our business, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include laws governing, among other areas, privacy, data protection, content regulation, intellectual property, competition, consumer protection, e-commerce, product liability, marketing, advertising, trade (e.g., sanctions, export controls and tariffs) and taxation. These laws and regulations are often complex, sometimes contradict other laws, and are frequently still evolving. Laws and regulations may be interpreted, applied, created, amended and enforced in different ways in various locations around the world, posing a significant challenge to our increasingly global business.

As we grow and expand our geographical reach and our offerings, we may become subject to additional regulations, in the United States and internationally.

In the EU, the GDPR became effective on May 25, 2018. The GDPR is intended to create a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can deviate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local supervisory authorities are able to impose fines for non-compliance and have the power to carry out audits, require companies to cease or change processing, request information and obtain access to premises. The GDPR created more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed (including information about the profiling of individuals and automated individual decision-making), limiting retention periods of personal data, requiring mandatory data breach notification and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data. Similarly, other jurisdictions are instituting privacy and data security laws, rules and regulations, which could increase our risk and compliance costs.

The CCPA also affords consumers expanded privacy protections. Additionally, the California Attorney General issued CCPA regulations that may add additional requirements on businesses. The potential effects of this legislation and the related CCPA regulations are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. For example, the CCPA gives California residents (including employees, thought only in limited circumstances until January 1, 2023) expanded rights to transparency access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is collected and used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Additionally, a new privacy law, the CPRA, was approved by California voters in the November 3, 2020 election. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. The enactment of the CCPA is prompting similar legislative developments in other states in the United States, which could create the potential for a patchwork of overlapping but different state laws, and is inspiring federal legislation.

Further, some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business.

Additionally, we are subject to laws, rules and regulations regarding cross-border transfers of personal data, including laws relating to the transfer of personal data outside the EEA and the United Kingdom (after Brexit). We rely on transfer mechanisms permitted under these laws, including the standard contract clauses, which have been subject to regulatory and judicial scrutiny. If these existing mechanisms for transferring personal data from the EEA, the United Kingdom or other jurisdictions are unavailable, we may be unable to transfer personal data of employees or users in those regions to the United States.

See the section titled “Risk Factors” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Legal Proceedings

We are not presently a party to any material pending legal proceedings. We are, from time to time, subject to legal proceedings and claims arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our business, results of operations, financial condition or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our users by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In September 2020, we joined NXN LLC and dozens of other plaintiffs in a complaint against the U.S. federal government in the United States Court of International Trade alleging unlawful actions by the federal government on the imposition of the third and fourth round of tariffs on products covered in the United States Trade Representative’s Section 301 Action Concerning China’s Act’s, Policies, and Practices Related to Technology Transfer, Intellectual Property, and Innovation. The complaint seeks declaratory judgment that the United States Trade Representative’s actions were beyond its delegated authority under the Trade Act of 1974 and in violation of the Administrative Procedure Act and the United States Constitution.

Our Facilities

Our corporate headquarters occupies approximately 94,000 square feet in South Jordan, Utah under operating leases that expire at various times through 2025. We also lease offices elsewhere in Utah, China and Malaysia. All of our offices are leased and we do not own any real property.

We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of                 .

Name	Age	Position(s)
Executive Officers
Ashish Arora		Chief Executive Officer and Director
Martin F. Petersen		Chief Financial Officer
Donald B. Olsen		Executive Vice President, General Counsel
Gregory Rowberry		Executive Vice President, Sales
Non-Employee Directors
Jason Makler		Director and Chair of the Board of Directors
Len Blackwell		Director
Steven Blasnik		Director
Russell Freeman		Director
Billie Williamson		Director

Executive Officers

Ashish Arora has served as our Chief Executive Officer since     and as the Chief Executive Officer of Cricut Holdings since February 2012. Mr. Arora has also served as a member of our board of directors since             and as a member of the board of managers of Cricut Holdings since February 2012. From July 2009 to February 2012, he served as the General Manager, Digital Home – Software Platforms and Products for Logitech International S.A., a global manufacturer of computer peripherals and other devices. Mr. Arora holds a B.S. in Electronics Engineering from Thapar Institute of Engineering and Technology and an M.B.A. from the University of Kansas Graduate School of Business.

We believe Mr. Arora is qualified to serve as a member of our board of directors because of his perspective and experience as our Chief Executive Officer and his extensive experience in business development and project management.

Martin F. Petersen has served as our Chief Financial Officer since    and as the Chief Financial Officer of Cricut Holdings since April 2018 and from May 2012 to January 2017. Mr. Petersen previously served as the Chief Operating Officer of Cricut Holdings from February 2015 to May 2019. From January 2010 to May 2012, he served as the Chief Financial Officer of certain of the Morell Companies, a U.S. government contractor. Earlier, Mr. Petersen was Vice President and Treasurer of Huntsman Corporation and a Vice President in the Investment Banking Division of Merrill Lynch & Co. Mr. Petersen holds a B.A. in International Relations from Brigham Young University and an M.B.A. from the University of Chicago Booth School of Business.

Donald B. Olsen has served as our General Counsel since                       and as the Executive Vice President of Cricut Holdings since July 2016. Mr. Olsen previously also served as Head of Human Resources of Cricut Holdings from July 2013 to November 2020 and as Secretary of Cricut Holdings from June 2011 to the present. Mr. Olsen holds a B.A. in English from Brigham Young University and a J.D. from Brigham Young University’s J. Reuben Clark Law School.

Gregory Rowberry has served as our Executive Vice President, Sales since                       and as the Executive Vice President, Sales of Cricut Holdings since July 2017. Mr. Rowberry joined Cricut Holdings in September 2008 and served as the Executive Vice President of Sales, Customer Service and Quality of Cricut Holdings from July 2013 to July 2017, as the Vice President of Finance, Customer Service and Quality of Cricut Holdings from July 2012 to July 2013, as the Vice President of Finance of Cricut Holdings from March 2010 to July 2012 and as the Director of Finance of Cricut Holdings from September 2008 to March 2010. Mr. Rowberry holds a B.S. in Health Sciences from Brigham Young University and an M.B.A. from Brigham Young University.

Non-Employee Directors

Jason Makler has served as our Chair since                   , as a member of the board of directors since                    and as a member of the board of managers of Cricut Holdings since September 2011. Mr. Makler has served as a Corporate Analyst for Petrus Asset Management Co., or Petrus Asset Management or its predecessors, since March  2002. Mr. Makler holds a B.B.A. in Accounting from the University of Texas at Austin and an M.B.A. from Yale University.

We believe Mr. Makler is qualified to serve as a member of our board of directors because of his perspective as a representative of our largest stockholder and his extensive financial background and expertise.

Len Blackwell has served as a member of the board of directors since                    and as a member of the board of managers of Cricut Holdings since March 2013. Mr. Blackwell has served as Chairman of Paranet Solutions, a managed services and IT consulting firm, since February 2019. Mr. Blackwell previously served as Managing Director at Sorenson Capital, a private equity firm, from August 2006 to December 2019. Mr. Blackwell served as Chairman of RTC Aerospace, a manufacturer of precision flight-critical components, from August 2017 to January 2020, and remains a board member. Mr. Blackwell served as a board member and subsequently as Chairman of International Development LLC, a lighting products company, from December 2011 until its sale in June 2017. Mr. Blackwell holds a B.A. in Economics from Duke University and is a Chartered Financial Analyst (CFA) charter holder.

We believe Mr. Blackwell is qualified to serve as a member of our board of directors because of his extensive leadership experience in multiple industries and his experience in the private equity industry.

Steven Blasnik has served as a member of the board of directors since                    and as a member of the board of managers of Cricut Holdings since February 2018. Mr. Blasnik has served as a Director at the Petrus Trust Company since April 2008 and as Senior Advisor to Petrus Asset Management, the investment management division of Petrus Trust Company, since March 2019. Mr. Blasnik served as President of Petrus Asset Management from April 2008 to March 2019. Mr. Blasnik also served as a member of the board of directors of Perot Systems Corp. from September 1994 to November 2009. Mr. Blasnik holds a B.S.E. in Mechanical and Aerospace Engineering from Princeton University and a J.D. from Harvard Law School.

We believe Mr. Blasnik is qualified to serve as a member of our board of directors because of his perspective as a representative of our largest stockholder and his extensive financial background and expertise.

Russell Freeman has served as a member of the board of directors since                    and as a member of the board of managers of Cricut Holdings since September 2015. Since January 2014, Mr. Freeman has served as the Chief Executive Officer of Hillwood Energy and its subsidiary, HKN Energy, for which he also serves as a board member. Mr. Freeman has served on the board of managers of GuideIT, LLC since February 2013. Mr. Freeman has also served as Vice Chairman for the Petrus Trust Company since March 2010, and previously served as its Chief Financial Officer from April 2011 to April 2019. Mr. Freeman previously served as Chief Operating Officer of Perot Systems Corp. from August 2007 to November 2009, and Chief Financial Officer from August 2000 to August 2007. Mr. Freeman holds a B.B.A. in Accounting from Texas Tech University.

We believe Mr. Freeman is qualified to serve as a member of our board of directors because of his perspective as a representative of our largest stockholder and his extensive financial background and expertise.

Billie Williamson has served as a member of the board of directors since                    and as a member of the board of managers of Cricut Holdings since August 2020. Ms. Williamson has over three decades of experience auditing public companies as an employee and partner of Ernst & Young LLP, a global accounting firm, where she served most recently as Senior Assurance Partner from March 1998 to

December 2011. She also served as Ernst & Young’s Americas Inclusiveness Officer, a member of its Americas Executive Board, which functions as the Board of Directors for Ernst & Young dealing with strategic and operational matters, and a member of the Ernst & Young U.S. Executive Board responsible for partnership matters for the firm. Ms. Williamson currently serves as a member of the board of directors of Cushman & Wakefield plc since July 2018, Kraton Corporation since September 2018 and Pentair plc since May 2014. She previously served as a member of the board of directors of numerous public companies including Exelis, Inc., Annie’s Inc., Janus Capital Group Inc., from June 2015 to May 2017, CSRA, Inc. from November 2015 to May 2018, XL Group plc, and Pharos Capital BDC, Inc. from January 2018 to March 2020, as well as on the board of directors of a number of private company boards. Ms. Williamson holds a B.B.A. in Accounting from the Southern Methodist University’s Cox School of Business.

We believe Ms. Williamson is qualified to serve as a member of our board of directors because of her extensive board service for both public and private companies and her financial knowledge and expertise.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the completion of this offering. Following the completion of this offering, our board of directors will consist of                    directors,                    of whom qualify as “independent” under the Exchange’s listing standards.

Upon completion of this offering, Petrus, together with its affiliates, will control a majority of the voting power of our outstanding capital stock. As a result, Petrus will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of                   ,                     and                    does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the Exchange.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our Audit Committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters, and our Compensation Committee oversees the management of risks associated with our compensation policies and programs.

Controlled Company Exemption

After the completion of this offering, Petrus will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Exchange’s corporate governance standards. Under the Exchange’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of the Exchange;
•	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and
•

our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize some or all of these exemptions. In addition, for so long as we are a “controlled company” we may not have a majority of independent directors on our board of directors and our compensation committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, for so long as we are a “controlled company” you will not have the same protections afforded to stockholders of companies that are subject to all of the Exchange’s corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Exchange, we will be required to comply with these provisions within the applicable transition periods.

The “controlled company” exception does not modify the independence requirements for the audit committee, and we currently comply with the audit committee requirements of Rule 10A-3 under the Exchange Act and the Exchange rules. Pursuant to such rules, we are allowed to have a majority of independent directors on our audit committee until one year from the date of effectiveness of the registration statement for this offering. Thereafter, our Audit Committee is required to be comprised entirely of independent directors.

Board Committees

Prior to the completion of this offering, our board of directors will establish an Audit Committee and a Compensation Committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Prior to the completion of this offering, we will create an Audit Committee that will consist of                   ,                     and                   , with                    serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the Exchange and SEC rules and regulations. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of the Exchange. In addition, our board of directors has determined that                    is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our Audit Committee will be responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•	helping to ensure the independence of the independent registered public accounting firm;
•	overseeing and evaluating the performance of the independent registered public accounting firm;
•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	reviewing our financial statements and our critical accounting policies and estimates;
•	reviewing the adequacy and effectiveness of our internal controls;
•	developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls or audit matters;
•	reviewing our policies on risk assessment and risk management;
•	reviewing and approving related party transactions; and
•	approving or, as required, pre-approving, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our Audit Committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules and regulations of the SEC and the listing standards of the Exchange.

Compensation Committee

Prior to the completion of this offering, we will create a Compensation Committee that will consist of                   ,                     and                    serving as Chairperson. Each member of our Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our Compensation Committee will be responsible for, among other things:

•	reviewing, approving and determining, or making recommendations to our board of directors, or the independent members of our board of directors, regarding the compensation of our executive officers;
•	administering our equity compensation plans;
•	reviewing, approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans;
•	establishing and reviewing general policies relating to the compensation and benefits of our employees; and
•	making recommendations regarding non-employee director compensation to our full board of directors.

Our Compensation Committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules and regulations of the SEC and the listing standards of the Exchange.

Code of Conduct and Ethics

Our board of directors will adopt a Code of Conduct and Ethics, or the Ethics Code. The Ethics Code will apply to all of our employees, officers, directors, contractors, consultants, suppliers and agents. Upon the completion of this offering, the full text of our code of conduct will be posted on our website at cricut.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Ethics Code as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our Compensation Committee.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2020. Mr. Arora did not receive any compensation for his services as a director in 2020. The compensation received by Mr. Arora as an employee is set forth in the section titled “Executive Compensation—2020 Summary Compensation Table.”

	Fees Earned or Paid in Cash	Equity Awards(1)	All Other Compensation	Total
Name	($)	($)	($)	($)
Len Blackwell	—	—	—	—
Steven Blasnik	—	—	—	—
Jason Makler	—	—	—	—
Russell Freeman	—	—	—	—
Billie Williamson(2)	11,111	452,000	—	463,111

(1)

The amount in the “Equity Awards” column reflects the aggregate grant-date fair value of incentive units in Cricut Holdings granted to our non-employee director during 2020 computed in accordance with FASB ASC Topic 718, rather than the amounts paid or realized by our non-employee director. We provide information regarding the assumptions used to calculate the value of the incentive unit award made to non-employee director in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Ms. Williamson was appointed to our board of directors in August 2020. In connection her appointment to our board of directors, we granted her 100,000 incentive units with a distribution threshold of $0.00 on November 23, 2020, all of which were outstanding as of December 31, 2020. Her award vests in equal annual installments over a period of five years from the grant date and fully vests in the event of her death or a change in control (as defined the award agreement), subject to (other than in case of her death) continued employment through each vesting date. During the term of her board service, she will be required to hold a minimum number of equity interests in Cricut Holdings. Currently this threshold is 50,000. The amount in the “Fees Earned or Paid in Cash” column reflects an annual cash retainer for Ms. Williamson’s service as a member of our board of directors, pursuant to her director offer letter, prorated for the portion of 2020 in which she was a member of our board of directors.

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. We have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings. From time to time, we have granted incentive units and cash fees to certain of our non-employee directors, typically in connection with a non-employee director’s initial appointment to our board of directors.

We intend to approve a non-employee director compensation program to become effective following this offering. Pursuant to this program, our non-employee directors will receive compensation for their service as directors.

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the section titled “—2020 Summary Compensation Table” below. The table summarizes the compensation paid to our principal executive officer and each of our other named executive officers determined under 402(m)(2) of Regulation S-K during 2020. We refer to these individuals as our “named executive officers.” In fiscal year 2020, our named executive officers and their positions were as follows:

•	Ashish Arora, our Chief Executive Officer;
•	Martin F. Petersen, our Chief Financial Officer; and
•	Gregory Rowberry, our Executive Vice President, Sales.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020:

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Equity Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Ashish Arora	2020	452,540	—	2,106,693	1,093,200	13,886	3,666,319
Chief Executive Officer	2019	446,600	—	916,284	1,515,340	12,340	2,890,564
Martin F. Petersen	2020	295,593	—	207,870	331,653	23,683	788,437
Chief Financial Officer	2019	281,763	30,000	52,660	350,862	13,562	728,847
Gregory Rowberry	2020	224,287	—	24,446	20,000	14,610	283,343
Executive Vice President, Sales

(1)

The amounts in the “Bonus” column reflect annual cash bonuses earned by our named executive officers in each of 2020 and 2019 as determined by us based on a qualitative assessment of such named executive officer’s performance in 2020 and 2019, respectively, and contribution towards achievement of key initiatives.

(2)

The amounts in the “Equity Awards” column reflect the aggregate grant-date fair value of incentive units in Cricut Holdings granted to our named executive officers during each of 2020 and 2019 computed in accordance with FASB ASC Topic 718, rather than the amounts paid or realized by the named executive officer. We provide information regarding the assumptions used to calculate the value of all incentive unit awards made to our named executive officers in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(3)

The amounts in the “Non-Equity Incentive Plan Compensation” column reflect (i) the annual cash bonuses earned by our named executive officers in each of 2020 and 2019 under our 2020 bonus plan and 2019 bonus plan, respectively, (ii) the portion of our named executive officers’ annual cash bonuses under our 2020 bonus plan that were pre-paid in November 2020 in the form of zero strike incentive units in Cricut Holdings, which includes $1,093,200 for Mr. Arora, $331,653 for Mr. Petersen and $20,000 for Mr. Rowberry, in each case subject to vesting over two years, and (iii) for Mr. Arora also includes an additional cash bonus earned by him in each of 2020 and 2019 under our special CEO bonus plan. The 2020 target annual cash bonus for each of Mr. Arora, Mr. Petersen and Mr. Rowberry is $448,800, $221,102 and $63,172, respectively. The determination of the actual full bonus amount earned by the named executive officers in 2020 has not yet been determined, and only the amount paid in 2020 has been reflected in this column. A final bonus amount determination is expected before the end of February 2021, and any remaining balance of the full bonus amount earned will be disclosed by an amendment to this filing. For additional information on our bonus program, see section titled “—Narrative Disclosure to 2020 Summary Compensation Table—2020 Bonus Program.”

(4)

The amounts in the “All Other Compensation” column include (i) matching contributions made to our named executive officers’ accounts under our 401(k) plan in the respective year (for Mr. Arora, $12,439 and $11,674 in 2020 and 2019, respectively; for Mr. Petersen, $13,000 in each of 2020 and 2019; and for Mr. Rowberry, $11,945 in 2020), (ii) life insurance premiums paid by us in the respective year for the benefit of the named executive officer (for Mr. Arora, $1,447 and $667 in 2020 and 2019, respectively; for Mr. Petersen, $943 and $562 in 2020 and 2019, respectively; and for Mr. Rowberry, $717 in 2020) and (iii) a cash dividend paid by us in 2020 in lieu of future dividends to our named executive officers (for Mr. Petersen, $9,740 and for Mr. Rowberry, $1,948) in connection with each named executive officer executing a waiver of catch-up and tax distributions agreement.

Narrative Disclosure to 2020 Summary Compensation Table

2020 Bonus Program

In 2020, we adopted a bonus plan, or our 2020 bonus plan, for our executive and non-executive employees. Under our 2020 bonus plan, eligible employees were able to earn cash bonuses based on our achievement of 2020 annual targets for net revenue and EBITDA, which were weighted equally. If the weighted average achievement of the performance objectives was at least 80%, the 2020 bonus plan funded at 80% of target increasing on a straight-line basis up to funding at 160% for 160% or greater achievement of the performance targets. In addition, if we achieved 120% or more of the performance targets, the 2020 bonus plan provided for funding accelerators, which increased the size of the bonus pool. The maximum accelerator was 38% for achievement of 160% or more of the performance targets.

Following the end of 2020, we determined that we achieved                  % of the 2020 bonus plan performance targets resulting in a payout percentage of approximately                  % plus a                  % accelerator for an overall funding percentage of approximately                  %. Each named executive officer’s bonus payment under the 2020 bonus plan was equal to approximately                  % of his 2020 target bonus opportunity.

In November 2020, the Holdings’ Board assessed the likely achievement under our 2020 Bonus Plan, and determined to approve the early payment to certain executives (including the named executive officers) of a portion of their 2020 annual bonuses (for each executive, the “Gross Pre-Payment Amount”), with the actual amount payable to each executive after deduction for applicable tax withholdings (the “Net Pre-Payment Amount”) to be made in the form of a number of zero strike incentive units in Cricut Holdings equal to (x) the executive’s Net Pre-Payment Amount divided by (y) the then-current fair market value of a common unit in Holdings of $4.52, subject to vesting over a two-year period, that would be purchased by the executive with the Net Pre-Payment Amount.

The Gross Pre-Payment Amount for our named executive officers was: $1,093,200 for Mr. Arora, $331,653 for Mr. Petersen and $20,000 for Mr. Rowberry.

The amounts in the 2020 Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation” represent the pre-paid portion of the named executive officer’s bonus payment under the 2020 bonus plan. The amount of the full bonus amount payable to each named executive officer and the amount for Mr. Arora’s 2020 special CEO bonus plan are not calculable through the latest practicable date prior to this filing and will be provided once such amounts (if any) are calculable.

Outstanding Equity Awards at Fiscal 2020 Year-End

The following table sets forth information regarding outstanding unvested and unearned equity awards held by each of our named executive officers as of December 31, 2020:

		Equity Awards
Name	Grant Date	Number of Units That Have Not Vested(1) (#)	Threshold Price Per Unit(2) ($)	Market Value of Units That Have Not Vested(3) ($)	Equity Incentive Plan Awards: Number of Unearned Units that Have Not Vested(1) (#)	Threshold Price Per Unit(2) ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units that Have Not Vested(3) ($)
Ashish Arora	8/17/2020(4)	1,000,000	4.85		2,000,000	4.85
Chief Executive Officer	3/1/2020(5)	3,447,124	1.70		—	—
	3/1/2019(6)	2,610,000	0.62		—	—
	10/1/2018(7)	1,500,000	1.85		6,000,000	1.85
	3/1/2018(8)	1,809,626	0.20		—	—
Martin F. Petersen	8/17/2020(9)	100,000	2.80		—	—
Chief Financial Officer	3/1/2020(10)	225,000	1.70		—	—
	3/1/2019(11)	150,000	0.62		—	—
	3/1/2018(12)	124,144	0.20		—	—
Gregory Rowberry	3/1/2020(13)	40,000	1.70		—	—
Executive Vice President, Sales	3/1/2019(14)	75,000	0.62		—	—
	3/1/2018(15)	85,000	0.20		—	—

(1)

These amounts reflect time- and performance-based incentive units granted pursuant to the existing limited liability company agreement of Cricut Holdings with such vesting terms as amended effective January 1, 2020.

(2)	These amounts reflect a $0.15 adjustment for partial satisfaction of the threshold price as a result of the September 2020 cash dividend described elsewhere in this prospectus.
(3)

Because we were not publicly traded during 2020, there is no ascertainable public market value for these incentive units. The market value reported in this table assumes that the fair value on December 31, 2020 was $, which represents the midpoint of the price range set forth on the cover page of this prospectus. Where applicable, the fair market value of an incentive unit reflects the value of a common unit less any unsatisfied return threshold reported under the heading “Threshold Price Per Unit.”

(4)

This amount reflects time- and performance-based incentive units of Cricut Holdings. With respect to 3,000,000 incentive units granted to Mr. Arora, the first group of 1,000,000 incentive units vest in equal annual installments over a period of four years from August 17, 2020, subject to continued employment through each applicable vesting date. The second and third groups of 1,000,000 incentive units will become eligible to vest upon achievement of the applicable vesting triggers, and any such incentive units that become eligible to vest will vest in equal annual installments over a period of four years from August 17, 2020, subject to continued employment through each applicable vesting date. These incentive units are subject to accelerated vesting upon a change in control as described below. For narrative description of the vesting terms of these incentive units, see the section titled “—CEO Performance Equity Awards.”

(5)

3,447,124 incentive units granted to Mr. Arora vest in equal annual installments over a period of four years from March 1, 2020 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(6)

3,480,000 incentive units granted to Mr. Arora vest in equal annual installments over a period of four years from March 1, 2019 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(7)

This amount reflects time- and performance-based incentive units of Cricut Holdings. With respect to 9,000,000 incentive units granted to Mr. Arora, the first group of 3,000,000 incentive units vest in equal annual installments over a period of four years from July 1, 2018, subject to continued employment through each applicable vesting date. The second and third groups of 3,000,000 incentive units will become eligible to vest upon achievement of the applicable vesting triggers, and any such incentive units that become eligible to vest will vest in equal annual installments over a period of four years from July 1, 2018, subject to continued employment through each applicable vesting date. These incentive units are subject to accelerated vesting upon a change in control as described below. For narrative description of the vesting terms of these incentive units, see the section titled “—CEO Performance Equity Awards.”

(8)

3,619,251 incentive units granted to Mr. Arora vest in equal annual installments over a period of four years from March 1, 2018 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(9)

100,000 incentive units granted to Mr. Petersen vest in equal annual installments over a period of four years from August 17, 2020 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(10)

225,000 incentive units granted to Mr. Petersen vest in equal annual installments over a period of four years from March 1, 2020 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(11)

200,000 incentive units granted to Mr. Petersen vest in equal annual installments over a period of four years from March 1, 2019 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(12)

248,288 incentive units granted to Mr. Petersen vest in equal annual installments over a period of four years from March 1, 2018 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(13)

40,000 incentive units granted to Mr. Rowberry vest in equal annual installments over a period of four years from March 1, 2020 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(14)

100,000 incentive units granted to Mr. Rowberry vest in equal annual installments over a period of four years from March 1, 2019 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

(15)

170,000 incentive units granted to Mr. Rowberry vest in equal annual installments over a period of four years from March 1, 2018 and fully vest in the event of a change in control, in each case subject to continued employment through each vesting date.

CEO Performance Equity Awards

Mr. Arora was granted the following awards of incentive units in Cricut Holdings: (i) in October 2018, an award of 9,000,000 incentive units (the “2018 CEO Performance Award”), and (ii) in August 2020, an award of 3,000,000 incentive units (the “2020 CEO Performance Award”). Each award is grouped into three separate categories of incentive units (with the number of incentive units in each category equal to 1/3rd of the total number of incentive units subject to the award):

•

The first category of incentive units vests in equal annual installments over a period of four years from the vesting start date (which is (i) July 1, 2018 for the 2018 CEO Performance Award and (ii) August 17, 2020 for the 2020 CEO Performance Award), subject to Mr. Arora’s continued employment through each vesting date. If a change in control occurs and Mr. Arora remains continuously employed through the date of the change in control, all of the then-unvested incentive units from this first category will vest immediately before the change in control.

•

The second and third categories of these incentive units will become eligible to vest upon achievement of the applicable vesting trigger, which requires the fair market value of an equity interest to exceed a specified threshold for the following number of days within 10 years from the date the incentive units were issued: (i) if the equity interests are then publicly traded, for at least 100 of the previous 120 trading days, (ii) if the equity interests are not then‑publicly traded, for two consecutive meetings of our board of directors or (iii) if our board of directors has determined that the fair market value of an equity interest exceeded the specified threshold at one meeting of our board of directors and, before the following meeting of our board of directors, the equity interests begin trading publicly, for at least 50 of the 60 trading days following the date on which the equity interests begin trading publicly. The specified threshold is (i) for the 2018 CEO Performance Award, $2.85 for the second category of incentive units and $3.85 for the third category of incentive units, and (ii) for the 2020 CEO Performance Award, $5.85 for the second category of incentive units and $6.85 for the third category of incentive units, in each case, reflecting a $0.15 adjustment as a result of the September 2020 cash dividend described elsewhere in this prospectus. The 10-year deadline for achievement of the vesting trigger will be subject to a one-time extension of six months if (i) the equity interests are publicly traded and the closing price of an equity interest exceeds the specified threshold for at least one day or (ii) the equity interests are not publicly traded and the fair market value of an equity interest exceeds the specified threshold in the meeting of our board directors immediately before the 10-year deadline. Any incentive units that become eligible to vest will vest in equal annual installments over a period of four years from the vesting start date, subject to Mr. Arora’s continued employment through each vesting date. If a change in control occurs, Mr. Arora remains continuously employed through the date of the change in control, and the then-current fair market value of an equity interest exceeds the specified threshold for the second or third group, all of the then-unvested incentive units for such group will vest immediately before such change in control. It is not expected that this offering will constitute a change in control for purposes of this incentive unit award.

Upon termination of Mr. Arora’s employment with us, his unvested incentive units will be immediately forfeited, and his vested units will be subject to our right to redeem such incentive units at their then-current fair market value if such termination occurs for any reason. With respect to the 2020 CEO Performance Award, we may not redeem vested incentive units until at least 6 months have elapsed following the last vesting date of a given incentive unit.

As described above under “Corporate Reorganization—Treatment of Outstanding Equity Awards,” Mr. Arora’s unvested incentive units in Cricut Holdings will be converted into shares of restricted stock of Cricut, Inc., subject to the same vesting conditions that apply to the unvested incentive units, and his vested incentive units in Cricut Holdings will be converted into shares of common stock of Cricut Inc.

Executive Compensation Arrangements

Ashish Arora Employment Letter

Prior to the completion of this offering, we intend to enter into a new employment letter with Mr. Arora. The employment letter is not expected to have a specific term and will provide that Mr. Arora’s employment is at-will. Mr. Arora’s current base salary is $448,800 and his annual on-target bonus opportunity is 100% of his base salary.

Martin F. Petersen Employment Letter

Prior to the completion of this offering, we intend to enter into a new employment letter with Mr. Petersen. The employment letter is not expected to have a specific term and will provide that Mr. Petersen’s employment is at-will. Mr. Petersen’s current base salary is $294,803 and his annual on-target bonus opportunity is 75% of his base salary.

Gregory Rowberry Employment Letter

Prior to the completion of this offering, we intend to enter into a new employment letter with Mr. Rowberry. The employment letter is not expected to have a specific term and will provide that Mr. Rowberry’s employment is at-will. Mr. Rowberry’s current base salary is $222,433 and his annual on-target bonus opportunity is 20% of his base salary.

Potential Payments upon Termination or Change in Control

The time-based incentive unit awards held by our named executive officers will fully vest in the event of a change in control. In addition, Mr. Arora’s performance incentive unit awards granted in October 2018 and August 2020 are subject to certain treatment upon a change in control as set forth in the section titled “—CEO Performance Equity Awards.” It is not expected that this offering will constitute a change in control for purposes of the incentive unit awards held by our named executive officers.

Prior to the completion of this offering, we intend to enter into new arrangements with our named executive officers providing for termination and change in control benefits effective following the completion of this offering.

Equity Plans and Arrangements

The principal features of our equity plans and arrangements are summarized below. These summaries are qualified in their entirety by reference to the actual verbiage of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Incentive Unit Awards

We have granted our employees and directors awards of incentive units in Cricut Holdings, which are intended to qualify as profits interests for U.S. federal tax purposes and pursuant to which the holder may receive certain distributions with respect to any such incentive units that have vested once such distributions payable to holders or common units or incentive units in Cricut Holdings exceed the specified participation threshold for the specific award of incentive units.

The incentive units vest according to the approved vesting schedule. In general, the incentive units vest in equal annual installments over a period of four years, subject to the holder’s continued employment or service through each vesting date. If a change in control occurs and the holder remains continuously employed or in service through the date of the change in control, all of his or her then-unvested incentive units will vest immediately before such change in control. Any termination in connection with a change in control as a result of any action of, or direction by, the acquirer will not be taken into account for purposes of determining continuous employment through the date of the change in control.

Upon termination of the holder’s employment or service, his or her unvested incentive units will be immediately forfeited, and his or her vested units will be (i) immediately forfeited if such termination is for cause or (ii) subject to our right to redeem such incentive units at their then-current fair market value if such termination occurs for any other reason.

We have granted each of our named executive officers awards of incentive units in Cricut Holdings in 2020. For additional information on these awards, see the footnotes in the section titled “—Outstanding Equity Awards at Fiscal 2020 Year-End.”

As described above under “Corporate Reorganization—Treatment of Outstanding Equity Awards,” unvested incentive units in Cricut Holdings will be converted into shares of restricted stock of Cricut, Inc., subject to the same vesting conditions that apply to the unvested incentive units, and vested incentive units in Cricut Holdings will be converted into shares of common stock of Cricut, Inc.

Zero Strike Price Incentive Unit Awards

We have granted certain employees awards of zero strike price incentive units in Cricut Holdings, pursuant to which the employee may receive distributions with respect to any such zero strike price incentive units that have vested.

The zero strike price incentive units vest according to the approved vesting schedule. In general, the zero strike price incentive units vest in equal annual installments over a period of four years, subject to the holder’s continued employment through each vesting date. If a change in control occurs and the employee remains continuously employed through the date of the change in control, all of his or her then-unvested zero strike price incentive units will vest immediately before such change in control. Any termination in connection with a change in control as a result of any action of, or direction by, the acquirer will not be taken into account for purposes of determining continuous employment through the date of the change in control.

Upon termination of the holder’s employment, his or her unvested zero strike price incentive units (i) will be subject to our right to redeem such zero strike price incentive units at their then-current fair market value if such termination is due to the holder’s permanent disability or death or (ii) will be immediately forfeited if such termination is for any other reason.

As described above under “Corporate Reorganization—Treatment of Outstanding Equity Awards,” unvested incentive units in Cricut Holdings will be converted into restricted stock units of Cricut, Inc., subject to the same vesting conditions that apply to the unvested incentive units, and vested incentive units in Cricut Holdings will be converted into shares of common stock of Cricut, Inc.

Phantom Unit Awards

We have granted our employees awards of incentive unit equivalents, which are phantom units pursuant to which the employee may receive certain distributions with respect to any such incentive unit equivalents that have vested once the distributions to holders or common units, incentive units or incentive unit equivalents exceed the specified participation threshold. None of our named executive officers have been granted phantom units.

The phantom units vest according to the terms approved by the board of managers of Cricut Holdings. In general, the incentive unit equivalents vest in equal annual installments over a period of four years, subject to the holder’s continued employment through each vesting date. If a change in control occurs and the holder remains continuously employed through the date of the change in control, all of the then-unvested portion of his or her phantom unit will vest immediately before the change in control. Any termination in connection with a change in control as a result of any action of, or direction by, the acquirer will not be taken into account for purposes of determining continuous employment through the date of the change in control.

Upon termination of the holder’s employment, all of his or her phantom units (whether vested or unvested) will be immediately forfeited.

As described above under “Corporate Reorganization—Treatment of Outstanding Equity Awards,” outstanding phantom units will be equitably adjusted and converted into either shares of restricted stock of Cricut, Inc. or paid in cash, to the extent permitted in each applicable jurisdiction.

2021 Equity Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2021 Plan. We expect that our 2021 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part and will not be used until after the completion of this offering. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of                     shares of our common stock will be reserved for issuance pursuant to our 2021 Plan. In addition, the number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the least of:

•	shares;
•	% of the outstanding shares of our capital stock as of the last day of the immediately preceding fiscal year; or
•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). Shares that have actually been issued under our 2021 Plan will not be returned to our 2021 Plan, except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by or forfeited to us, such shares will become available for future grant under our 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2021 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. We expect that the compensation committee of our board of directors will initially administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator will have the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering our 2021 Plan, such as the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under our 2021 Plan, determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2021 Plan (including creating sub-plans), modify or amend each award, such as the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.

Stock Options. We will be able to grant stock options under our 2021 Plan. The per share exercise price of options granted under our 2021 Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator to the extent permitted by applicable law. After the termination of service of a participant, he or she will be able to exercise the vested portion of his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the vested portion of the option will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three months following the termination of service. In addition, an option agreement may provide for an extension of the option post-termination exercise period if the participant’s service is terminated for reasons other than his or her death or disability and the exercise of the option following the termination of the participant’s service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator will determine the other terms of options.

Stock Appreciation Rights. We will be able to grant stock appreciation rights under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the underlying shares of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she will be able to exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value of a share of our common stock on the date of grant.

Restricted Stock. We will be able to grant restricted stock under our 2021 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator.

The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator will be able to impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. We will be able to grant restricted stock units under our 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. We will be able to grant performance units and performance shares under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of the underlying shares of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. In order to provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2021 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $          (increased to $          in the fiscal year of his or her initial service as an outside director), with the value of each equity award based on its grant date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2021 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2021 Plan will provide that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator will have the authority to amend, alter, suspend or terminate our 2021 Plan, provided such action does not materially impair the rights of any participant, unless mutually agreed to in writing between the participant and the administrator. Our 2021 Plan will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten years from the date our 2021 Plan was adopted by our board of directors and (ii) the annual increase to the number of shares available for issuance under our 2021 Plan will operate only until the tenth anniversary of the date our 2021 Plan was adopted by our board of directors.

2021 Employee Stock Purchase Plan

Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2021 ESPP. We expect that our 2021 ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our 2021 ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.

Authorized Shares. A total of               shares of our common stock will be available for sale under our 2021 ESPP. The number of shares of our common stock that will be available for sale under our 2021 ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the least of:

•	shares;
•	% of the outstanding shares of all classes of our capital stock as of the last day of the immediately preceding fiscal year; or
•	such other amount as the administrator may determine.

2021 ESPP Administration. We expect that the compensation committee of our board of directors will administer our 2021 ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of our 2021 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under our 2021 ESPP, designate our subsidiaries and affiliates as participating in our 2021 ESPP, determine eligibility, adjudicate all disputed claims filed under our 2021 ESPP, and establish procedures that it deems necessary for the administration of our 2021 ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in our 2021 ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations will be final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our 2021 ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering Periods. Our 2021 ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our 2021 ESPP. Our 2021 ESPP will provide for consecutive, overlapping     -month offering periods. The offering periods will be scheduled to start on the first trading day on or after                  and                  of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the last trading day on or before                  , and the second offering period will commence on the first trading day on or after                  .

Contributions. Our 2021 ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to       % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may make a one-time decrease (but not increase) to the rate of his or her contributions to 0% during an offering period.

Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each offering period. A participant may purchase a maximum of            shares of our common stock during an offering period. The per share purchase price of the shares will be     % of the lower of the fair market value of a share of our common stock on the first trading day of the offering period or on the exercise date. If the fair market value of a share of our common stock on the exercise date is less than the fair market value of a share of our common stock on the first trading day of the offering period, participants will be withdrawn from that offering period following their purchase of shares of our common stock on the exercise date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant will not be permitted to transfer contributions credited to his or her account or rights granted under our 2021 ESPP (other than by will, the laws of descent and distribution or as otherwise provided under our 2021 ESPP).

Merger or Change in Control. Our 2021 ESPP will provide that in the event of a merger or change in control, as defined under our 2021 ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our 2021 ESPP. Our 2021 ESPP automatically will terminate in 2041, unless we terminate it sooner.

Executive Incentive Compensation Plan

Prior to the effectiveness of the registration statement of which this prospectus forms a part, the board of directors intends to adopt an Executive Incentive Compensation Plan, or the Incentive Compensation Plan. Our Incentive Compensation Plan will allow us to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan, including our named executive officers, based upon performance goals established by the administrator.

Under our Incentive Compensation Plan, the administrator will determine the performance goals applicable to any award, which goals may include, without limitation, (i) revenue, (ii) operating income, (iii) earnings (including, but not limited to, earnings before interest, taxes, depreciation and amortization), (iv) marketing efficiency, (v) segment and/or division revenue, (vi) company brand penetration, (vii) individual performance, (viii) gross margin, (ix) return on investment capital, (x) budget management, (xi) earnings per share, (xii) cash flow, (xiii) net income, (xiv) customer satisfaction metrics like NPS, (xv) management of expenses (including, but not limited to, labor or payroll expenses), (xvi) operational efficiency, (xvii) safety, (xviii) return on invested capital, (xix) inventory turn, (xx) total shareholder return, (xxi) cash flow growth and (xxii) other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

A committee appointed by our board of directors (which, until our board of directors determines otherwise, will be our compensation committee) administers our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards generally will be paid in cash (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, to earn an actual award a participant must be employed by us through the date the actual award is paid. The administrator reserves the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the administrator determines. Payment of awards occurs after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

All awards under our Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture or recoupment in accordance with any clawback policy that we (or any parent or subsidiary of ours) are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, our compensation committee may impose such other clawback, recovery or recoupment provisions with respect to an award under the Incentive Compensation Plan as it determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock or other property provided with respect to an award. Recovery of compensation under a clawback policy generally will not give the participant the right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with us or any parent or subsidiary of ours. Additionally, our compensation committee may specify when providing for an award under the Incentive Compensation Plan that the participant’s rights, payments and benefits with respect to the award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award.

Our board of directors and the administrator have the authority to amend, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Internal Revenue Code of 1986, as amended, or the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan permits us to make discretionary matching contributions of up to 50% of the first 12% of eligible compensation. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we, Cricut Holdings or any subsidiaries thereof have been or will be a participant;
•	the amount involved exceeded or will exceed $120,000; and
•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Corporate Reorganization

Prior to the consummation of this offering, we will consummate the Corporate Reorganization described under the section titled “Corporate Reorganization.”

Registration Rights

Prior to the completion of this offering, we will enter into a Registration Rights Agreement with certain Cricut Holdings members with respect to the registration of our securities and holders of at least 75% of the outstanding common units of Cricut Holdings immediately prior to the completion of this offering; provided that such registration rights agreement shall provide for (i) long-form and short-form demand registration rights to the holders of at least a majority of the outstanding common units of Cricut Holdings immediately prior to the completion of this offering, (ii) piggyback registration rights to all holders of common units with any registration of the securities of our successor under the Securities Act and (iii) such piggyback registration rights granted to the members to be allocated on a pro rata basis subject to customary cutback provisions.

Equity Investments in Cricut Holdings

The following table sets forth the number of units and purchase price paid for all purchases of equity interests in Cricut Holdings by our directors, executive officers and beneficial owners of more than 5% of any class of our capital stock, or their respective affiliates.

Name	Date Acquired	Number of Units Purchased	Aggregate Purchase Price
Ashish Arora	March 1, 2018	4,571,429	$1,600,000

Repurchase of Incentive Units

In March 2020, we repurchased incentive units from each of Mr. Arora and Mr. Petersen at a purchase price of $1.85 per unit for an aggregate purchase price of $312,676 and $318,148, respectively.

Executive and Director Compensation

We have granted certain equity awards to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at Fiscal 2019 Year-End” and “Management—Non-Employee Director Compensation” for a description of these equity awards.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

From time to time, we do business with other companies affiliated with certain holders of our capital stock. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our Audit Committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or beneficial owner of greater than 5% of any class of our capital stock, or their respective affiliates. Our Audit Committee charter that will be in effect upon completion of this offering will provide that our Audit Committee shall review and approve or disapprove any related party transactions.

Principal Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our capital stock, as of                    , and assuming completion of the Corporate Reorganization, for:

•	each of our named executive officers;
•	each of our directors;
•	all of our current directors and executive officers as a group; and
•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

The number of shares of common stock beneficially owned and percentage of beneficial ownership before this offering set forth below are based on the number of shares to be issued and outstanding after giving effect to the Corporate Reorganization. See the section titled “Corporate Reorganization” for additional information. The number of shares of common stock beneficially owned and percentages of beneficial ownership after this offering set forth below are based on (i) the number of shares to be issued and outstanding after this offering and (ii) an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                  shares of our common stock from us in full. We have deemed shares of our common stock subject to incentive units, zero strike price incentive units, purchased units and phantom units that are currently exercisable or exercisable within 60 days, or the Beneficial Ownership Date, to be outstanding and to be beneficially owned by the person holding the incentive units, zero strike price incentive units, purchased units or phantom units for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Cricut, Inc., 10855 South River Front Parkway, South Jordan, Utah 84095.

Percentage of Shares Beneficially Owned
Named Executive Officers and Directors:	Number of Shares of Common Beneficially Owned	Before the Offering		After the Offering
Ashish Arora			%		%
Martin F. Petersen			%		%
Gregory Rowberry
Jason Makler			%		%
Len Blackwell			%		%
Steven Blasnik			%		%
Russell Freeman			%		%
Billie Williamson			%		%
All directors and executive officers as a group (9 persons)			%		%
5% Stockholders:
Entities affiliated with Petrus			%		%

*	Represents beneficial ownership or voting power of less than 1% of the outstanding shares of our common stock.

Description of Capital Stock

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of            shares of capital stock of which:

•	shares of which are designated as common stock, par value $0.001 per share; and
•	shares of which are designated as preferred stock, par value $0.001 per share.

Assuming the completion of the Corporate Reorganization which will occur prior to this offering, as of December 31, 2020, there were            shares of our common stock outstanding, held by            stockholders of record. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the Exchange, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Incentive Units

As of December 31, 2020, we had an aggregate of                     incentive units outstanding with a weighted-average exercise price of approximately $          per share.

Registration Rights

Prior to the completion of this offering, we will enter into a Registration Rights Agreement with certain Cricut Holdings members with respect to the registration of our securities and holders of at least 75% of the outstanding common units of Cricut Holdings immediately prior to the completion of this offering; provided that such registration rights agreement shall provide for (i) long-form and short-form demand registration rights to the holders of at least a majority of the outstanding common units of Cricut Holdings immediately prior to the completion of this offering, (ii) piggyback registration rights to all holders of common units with any registration of the securities of our successor under the Securities Act and (iii) such piggyback registration rights granted to the members to be allocated on a pro rata basis subject to customary cutback provisions.

Anti-Takeover Provisions

Delaware Law

We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team.

Exclusive Forum

Our amended and restated bylaws, which will become effectively immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any action asserting a claim arising pursuant to the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware and federal law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                    The transfer agent and registrar’s address is                   , and its telephone number is                   .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors” for additional information.

Listing

We intend to apply to list our common stock on the Exchange under the symbol “CRCT.”

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2020, we will have a total of                     shares of our common stock outstanding. Of these outstanding shares, all                    shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up agreements and market standoff agreements described below, and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of our common stock sold in this offering will be immediately available for sale in the public market; and
•

beginning days after the date of this prospectus, subject to the terms of the lock-up and market standoff agreements described below,                     additional shares (excluding                     shares of our common stock assuming that all outstanding Cricut Holdings units that are exchangeable for shares of common stock are so exchanged) will become eligible for sale in the public market, of which                     shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We, our executive officers, directors and certain other holders of our capital stock and securities convertible into or exchangeable for our capital stock (including shares of common stock issuable upon exchange of Cricut Holdings units) have agreed or will agree that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time. See the section titled “Underwriters” for additional information.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after the completion of this offering; or
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Prior to the completion of this offering, we expect that the holders of up to         shares of our common stock (after giving effect to the Corporate Reorganization), or certain transferees, will be entitled to certain rights to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradeable without restriction under the Securities Act and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of the registration statement of which this prospectus forms a part to register shares of our common stock subject to incentive units and other awards issuable as well as reserved for future issuance under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Plans” for a description of our equity compensation plans.

Material U.S. federal income Tax Consequences to Non-U.S. Holders of Our Common Stock

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the acquisition ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the Internal Revenue Service, or IRS, has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary applies only to common stock acquired in this offering. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income or any tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations or governmental organizations;
•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;
•	brokers or dealers in securities or currencies;
•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;
•	U.S. expatriates or certain former citizens or long-term residents of the United States;
•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;
•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);
•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or
•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder of our stock that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);
•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we paid a cash dividend to Cricut Holdings in September 2020, but we do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock in the future, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under the section titled “—Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the discussions of effectively connected income (in the next paragraph), backup withholding and FATCA (as defined below), any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, if required, certifying qualification for the reduced rate; additionally, you will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number; additionally, you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. income tax return and generally taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, and other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are “regularly traded” (as defined by the applicable Treasury Regulations) on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, you generally will be taxed on the net gain derived from the disposition of our common stock at the graduated U.S. federal income tax rates applicable to U.S. persons and, in addition, a purchaser of our common stock may be required to withhold tax with respect to that obligation. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to U.S. persons (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and, depending on the circumstances, backup withholding (at a current rate of 24%) unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person as defined under the Code.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, collectively, FATCA, generally imposes withholding tax at a rate of 30% on and, dividends on, and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FACTA also generally imposes a U.S. federal withholding tax of 30% on dividends on and, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specifically defined under these rules) unless such entity provides the withholding agent with a certification identifying a certain substantial direct and indicated U.S. owners of the entity and provides certain information with respect to such U.S. owners, certifies that there are none or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. The U.S. Secretary of the Treasury has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from the sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. There can be no assurance that final Treasury Regulations would provide an exemption from withholding taxes under FATCA for gross proceeds. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under the section titled “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriters

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Robert W. Baird & Co. Incorporated
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.

Paid by us	No Exercise	Full Exercise
Per Share	$—	$—
Total	$—	$—

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the Exchange under the symbol “CRCT.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                   , in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                   .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each member state of the EEA and the United Kingdom, each a Relevant State, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of the shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This EEA and the United Kingdom selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA), received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us or the selling stockholders; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (vi) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Legal Matters

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering. Gibson, Dunn & Crutcher LLP, Dallas, Texas, is counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements as of December 31, 2018 and 2019 and for the years then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find Additional Information

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the website for the SEC referred to above. We also maintain a website at www.cricut.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Cricut, Inc.

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors

Cricut, Inc.

South Jordan, Utah

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cricut, Inc. (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2012.

Salt Lake City, Utah

November 10, 2020

Cricut, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,		As of September 30,
	2018	2019	2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,016	$6,653	$67,507
Accounts receivable, net	61,255	65,435	106,341
Inventories	145,149	213,190	206,856
Prepaid expenses and other current assets	6,458	1,909	2,945
Total current assets	218,878	287,187	383,649
Property and equipment, net	16,026	25,311	29,389
Intangible assets	4,547	3,040	2,470
Deferred tax assets	1,645	1,418	1,418
Other assets	522	689	2,622
Total assets	$241,618	$317,645	$419,548
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$82,273	$95,829	$189,137
Accrued expenses and other current liabilities	21,258	29,068	42,935
Deferred revenue, current portion	9,425	13,114	17,876
Revolving loan	29,135	32,593	—
Term loan, current portion	4,000	4,979	—
Total current liabilities	146,091	175,583	249,948
Term loan, net of current portion	11,667	17,843	—
Deferred revenue, net of current portion	1,069	1,452	2,014
Other non-current liabilities	779	863	2,494
Deferred tax liabilities	2,246	762	762
Total liabilities	161,852	196,503	255,218
Commitments and contingencies (Note 12)
Stockholders’ equity:
Common Stock, par value $0.001 per share, 4,000,000 shares authorized, 3,238,427 shares issued and outstanding	3	3	3
Additional paid-in capital	457,585	459,778	409,883
Accumulated deficit	(377,822)	(338,611)	(245,481)
Accumulated other comprehensive loss	—	(28)	(75)
Total stockholders’ equity	79,766	121,142	164,330
Total liabilities and stockholders’ equity	$241,618	$317,645	$419,548

See accompanying notes to these consolidated financial statements.

Cricut, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30
	2018	2019	2019	2020
			(unaudited)
Revenue:
Connected machines	$147,081	$198,144	$118,183	$245,799
Subscriptions	31,300	53,829	38,218	74,414
Accessories and materials	161,407	234,581	156,522	267,851
Total revenue	339,788	486,554	312,923	588,064
Cost of revenue:
Connected machines	127,546	176,894	100,658	205,645
Subscriptions	5,027	8,827	6,079	8,961
Accessories and materials	96,119	158,483	103,954	165,833
Total cost of revenue	228,692	344,204	210,691	380,439
Gross profit	111,096	142,350	102,232	207,625
Operating expenses:
Research and development	24,056	26,674	19,037	27,784
Sales and marketing	30,698	40,110	27,927	39,544
General and administrative	18,363	22,005	13,228	19,368
Total operating expenses	73,117	88,789	60,192	86,696
Income from operations	37,979	53,561	42,040	120,929
Other income (expense):
Interest income (expense), net	(1,934)	(3,291)	(2,062)	(1,081)
Other income (expense), net	108	(2)	(1)	(163)
Total other income (expense), net	(1,826)	(3,293)	(2,063)	(1,244)
Income before provision for income taxes	36,153	50,268	39,977	119,685
Provision for income taxes	8,721	11,057	8,555	26,555
Net income	$27,432	$39,211	$31,422	$93,130
Other comprehensive loss:
Foreign currency translation adjustment	—	(28)	1	(47)
Comprehensive income	$27,432	$39,183	$31,423	$93,083
Net income attributable to common stockholders	49,337	39,211	31,422	93,130
Earnings per share attributable to common stockholders, basic and diluted	$15.23	$12.11	$9.70	$28.76
Weighted-average common shares outstanding used to compute earnings per share attributable to common stockholders, basic and diluted	3,238,427	3,238,427	3,238,427	3,238,427

See accompanying notes to these consolidated financial statements.

Cricut, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock				Additional		Accumulated Other	Total
	Common stock		Class L		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity
Balance as of January 1, 2018	3,238,427	$3	333,639	$3	$444,438	$(405,254)	$—	$39,190
Net income	—	—	—	—	—	27,432	—	27,432
Capital contributions	—	—	—	—	2,675	—	—	2,675
Stock-based compensation	—	—	—	—	10,766	—	—	10,766
Compensatory units repurchased	—	—	—	—	(297)	—	—	(297)
Cancellation of Class L Common Stock	—	—	(333,639)	(3)	3	—	—	—
Balance as of December 31, 2018	3,238,427	$3	—	$—	$457,585	$(377,822)	$—	$79,766
Net income	—	—	—	—	—	39,211	—	39,211
Capital contributions	—	—	—	—	1,296	—	—	1,296
Stock-based compensation	—	—	—	—	1,625	—	—	1,625
Compensatory units repurchased	—	—	—	—	(728)	—	—	(728)
Other comprehensive loss	—	—	—	—	—	—	(28)	(28)
Balance as of December 31, 2019	3,238,427	$3	—	$—	$459,778	$(338,611)	$(28)	$121,142
Net income (unaudited)	—	—	—	—	—	93,130	—	93,130
Capital contributions (unaudited)	—	—	—	—	1,087	—	—	1,087
Stock-based compensation (unaudited)	—	—	—	—	3,258	—	—	3,258
Compensatory units repurchased (unaudited)	—	—	—	—	(3,038)	—	—	(3,038)
Cash dividends (unaudited)	—	—	—	—	(51,202)	—	—	(51,202)
Other comprehensive loss (unaudited)	—	—	—	—	—	—	(47)	(47)
Balance as of September 30, 2020 (unaudited)	3,238,427	$3	—	$—	$409,883	$(245,481)	$(75)	$164,330
Balance as of December 31, 2018	3,238,427	$3	—	$—	$457,585	$(377,822)	$—	$79,766
Net income (unaudited)	—	—	—	—	—	31,422	—	31,422
Capital contributions (unaudited)	—	—	—	—	845	—	—	845
Stock-based compensation (unaudited)	—	—	—	—	1,199	—	—	1,199
Compensatory units repurchased (unaudited)	—	—	—	—	(690)	—	—	(690)
Other comprehensive income (unaudited)	—	—	—	—	—	—	1	1
Balance as of September 30, 2019 (unaudited)	3,238,427	$3	—	$—	$458,939	$(346,400)	$1	112,543

See accompanying notes to these consolidated financial statements.

Cricut, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities:
Net income	$27,432	$39,211	$31,422	$93,130
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization (including amortization of debt issuance costs)	8,055	9,178	6,351	10,136
Impairment of trade name	1,453	747	747	—
Stock-based compensation	10,378	1,845	1,197	4,961
Deferred income tax	2,708	(1,257)	—	—
Loss on disposal of property and equipment	5	16	16	—
Provision for inventory obsolescence	1,405	5,193	2,348	2,186
Provision for doubtful accounts	6	699	27	469
Loss on extinguishment of debt	—	—	—	162
Changes in operating assets and liabilities:
Accounts receivable	(15,023)	(4,876)	2,295	(41,374)
Inventories	(85,148)	(73,233)	(101,883)	4,404
Prepaid expenses and other current assets	(3,484)	4,550	4,202	(1,036)
Other assets	185	(79)	(13)	(637)
Accounts payable	30,059	10,340	29,506	96,434
Accrued expenses and other current liabilities and other non-current liabilities	9,849	7,454	6,887	13,244
Deferred revenue	3,816	4,073	1,553	5,324
Net cash and cash equivalents (used in) provided by operating activities	(8,304)	3,861	(15,345)	187,403
Cash flows from investing activities:
Acquisitions of property and equipment, including costs capitalized for development of internal use software	(8,114)	(14,095)	(10,545)	(16,883)
Net cash and cash equivalents used in investing activities	(8,114)	(14,095)	(10,545)	(16,883)
Cash flows from financing activities:
Proceeds from capital contributions	2,675	1,296	846	1,087
Repurchase of compensatory units	(297)	(728)	(690)	(3,038)
Payments on term loan	(4,000)	(4,417)	(3,167)	(22,917)
Drawdowns on revolving loan	356,826	502,730	348,130	228,269
Payments on revolving loan	(337,582)	(487,755)	(321,715)	(260,862)
Payments on capital leases	(180)	(127)	(99)	(63)
Payments for debt issuance costs	—	(103)	(103)	(795)
Payments for deferred offering costs	—	—	—	(106)
Cash dividend	—	—	—	(51,202)
Net cash provided by (used in) financing activities	17,442	10,896	23,202	(109,627)
Effect of exchange rate on changes on cash and cash equivalents	—	(25)	1	(39)
Net increase in cash and cash equivalents	1,024	637	(2,687)	60,854
Cash and cash equivalents at beginning of year	4,992	6,016	6,016	6,653
Cash and cash equivalents at end of year	$6,016	$6,653	$3,329	$67,507
Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,945	$3,301	$2,063	$1,305
Cash paid during the year for taxes	$5,800	$6,652	$4,526	$25,091
Supplemental disclosures of non-cash investing and financing activities:
Property and equipment included in accounts payable	$776	$4,245	$499	$788
Refinance of credit facility	$—	$11,667	$11,667	$—
Stock-based compensation capitalized for software development costs	$413	$85	$65	$181
Deferred offering costs in accounts payable and accrued expenses and other current liabilities	$—	$—	$—	$500

See accompanying notes to these consolidated financial statements.

Cricut, Inc.

Notes to Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

Nature of Business

Cricut, Inc. (“Cricut” or the “Company”) is a designer and marketer of a creativity platform that enables users to turn ideas into professional-looking handmade goods. Using the Company’s versatile connected machines, design apps and accessories and materials, users create everything from personalized birthday cards, mugs and t-shirts to large-scale interior decorations. The Company’s connected machines and related accessories and materials and subscription services are primarily marketed under the Cricut brand in the United States, as well as Europe and other countries of the world. Headquartered in South Jordan, Utah, the Company is an innovator in its industry, focused on bringing innovative technology (automation and consumerization of industrial tools) to the craft, DIY and home décor categories. The Company’s consolidated financial statements include the operations of its wholly owned subsidiaries, Cricut, UK Limited and Cricut ANZ Pty Ltd, both formed during the year ended December 31, 2019.

The Company designs, markets and distributes the Cricut family of products, including connected machines, design apps and accessories and materials. In addition, Cricut sells a broad line of images, fonts and projects for purchase à la carte.

On September 2, 2020, Cricut converted from a Utah corporation to a Delaware corporation. In connection with such conversion, each share of Class A common stock, par value $0.01, of the Utah corporation was exchanged for one share of common stock of the Delaware corporation, par value $0.001. All common stock and additional paid-in capital amounts have been adjusted to reflect this change in par value on a retroactive basis for all periods presented.

Cricut is wholly owned by Cricut Holdings, LLC (“Cricut Holdings”).

The Company organizes its business into the following three reportable segments: Connected Machines, Subscriptions and Accessories and Materials. See Note 16, Segment Information, for further discussion of the Company’s segment reporting structure.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). Certain prior year reported amounts have been reclassified to conform with the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Cricut, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of September 30, 2020 and the interim consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows, for the nine months ended September 30, 2019 and 2020 and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

statement of the Company’s financial position as of September 30, 2020 and the Company’s consolidated results of operations and cash flows for the nine months ended September 30, 2019 and 2020. The results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. For revenue recognition, examples of estimates and judgments include: determining the nature and timing of satisfaction of performance obligations, determining the standalone selling price (“SSP”) of performance obligations, estimating variable consideration such as sales incentives and product returns. Other estimates include the warranty reserve, allowance for doubtful accounts, inventory reserve, intangible assets and other long-lived assets valuation, legal contingencies, stock-based compensation, income taxes, deferred tax assets valuation and internally developed software, among others. These estimates and assumptions are based on the Company’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income consists of two components: net income and other comprehensive loss. Other comprehensive loss refers to net gains and losses that are recorded as an element of stockholders’ equity but are excluded from net income. The Company’s other comprehensive loss consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include money market funds and are stated at fair value.

Accounts Receivable

Accounts receivable are recorded at original invoice amounts less estimates for doubtful accounts. Management determines the allowance for doubtful accounts by specifically identifying troubled accounts and by using historical write off experience applied to an aging of all other accounts. Accounts receivable are written off when deemed uncollectible. Provisions for uncollectable accounts are recorded based upon historical data and estimates. Recoveries of accounts receivable previously written off are recorded when received. Accounts receivable consist of the following:

	December 31,		September 30,
	2018	2019	2020
(in thousands)			(unaudited)
Trade accounts receivable	$60,849	$65,197	$104,314
Other receivables	431	490	2,649
Less: Allowance for doubtful accounts	(25)	(252)	(622)
Total accounts receivable, net	$61,255	$65,435	$106,341

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

The movements in the allowance for doubtful accounts were not material for any of the periods presented.

Concentration of Credit Risk

The Company maintains cash and cash equivalents in deposit accounts at financial institutions that, at times, may significantly exceed federally insured limits. Historically, the Company has not experienced any losses related to such accounts. The Company’s non-interest bearing cash balances at December 31, 2018 and 2019 and September 30, 2020 (unaudited) were fully insured up to $250,000 per depositor at each financial institution, and the Company’s non-interest bearing cash balances may significantly exceed federally insured limits.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers, generally does not require collateral and considers the credit risk profile of the customer from which the receivable is due in further evaluating collection risk. The Company maintains allowances for possible losses which, when realized, have been within the range of management’s expectations. If one or more of the Company’s significant customers were to become insolvent or were otherwise unable to pay for product purchased, it would have a material adverse effect on the Company’s financial condition and results of consolidated operations. Customers that accounted for 10% or greater of accounts receivable, net as at December 31, 2018 and 2019 and September 30, 2020 (unaudited) were as follows:

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Customer A	24%	27%	*
Customer B	20%	19%	30%
Customer C	17%	17%	17%
Customer D	26%	14%	17%

*	Accounts receivable balance was less than 10%.

Customers with revenue equal to or greater than 10% of total revenue for the periods indicated were as follows:

	Year Ended December 31,		Nine Months Ended September 30
	2018	2019	2019	2020
			(unaudited)
Customer A	15%	17%	15%	13%
Customer B	14%	11%	12%	13%
Customer C	*	*	*	13%
Customer D	22%	21%	22%	16%

*  Revenue was less than 10%.

The revenue from these customers is associated with the Connected Machines and Accessories and Materials segments.

Supplier Concentration

The Company relies on third parties for the supply and manufacture of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

We rely on single source, or a small number of suppliers. For the fiscal year ended December 31, 2018, the Company’s top three vendors accounted for approximately 82% of total finished goods purchases. For the fiscal year ended December 31, 2019, the Company’s top two vendors accounted for approximately 84% of total finished goods purchases. For the nine months ended September 30, 2020 (unaudited), the Company’s top two vendors accounted for approximately 77% of total finished goods purchases.

Inventories

Inventories, which primarily consist of finished goods, are valued at the lower of average cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Assessments to value the inventory at the lower of the average cost to purchase the inventory, or the net realizable value of the inventory, are based upon assumptions about future demand, physical deterioration, changes in price levels and market conditions. As a result of the Company’s assessments, when the net realizable value of inventory is less than the carrying value, the inventory cost is written down to the net realizable value and the write down is recorded as a charge to cost of revenue. Inventories include indirect acquisition and production costs that are incurred to bring the inventories to their present condition and location. Inventories are recorded net of reserves for obsolescence. Once established, the original cost of the inventory less the related inventory reserve represents the new cost basis of such products.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. Manufacturing tools include tools and molds used in the production process. Expenditures for tools and molds are capitalized and depreciated over the estimated useful lives of the assets. The Company capitalizes eligible costs to develop or acquire internal-use software and those capitalized costs are depreciated on a straight-line basis over the estimated useful lives of the assets. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets.

The Company uses the following estimated useful lives:

Computer software, internal-use software and equipment	3-5 years
Furniture and fixtures	5-7 years
Manufacturing tools and equipment	3-5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease term or remaining life of the asset

Legal Contingencies

Liabilities for legal contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss or states that such an estimate cannot be made. See Note 12.

Debt Issuance Costs

Third-party costs incurred to obtain debt financing are capitalized and amortized using the effective interest method over the life of the debt instruments.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

Costs incurred by the lender and paid by the Company for term debt are recorded as a reduction of the debt proceeds (debt discount) and are amortized to interest expense (see Note 8). Costs incurred by the lender and paid by the Company for the revolver debt are recorded as other assets and amortized over the term of the revolver.

Deferred Offering Costs

The Company recorded deferred offering costs of $0.6 million as other assets on the consolidated balance sheet as of September 30, 2020 (unaudited) and consist of costs incurred in connection with the Company’s planned IPO, including legal, accounting, printing and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to stockholders’ equity and recorded against the proceeds from the offering. If the Company terminates its planned IPO or if there is a significant delay, all deferred offering costs will be immediately charged to operating expenses in the consolidated statements of operations. As of December 31, 2018 and 2019, the Company had not incurred such costs.

Impairment of Long-lived Assets

The Company assesses potential impairments to its long-lived assets, including intangible assets subject to amortization, on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company regularly evaluates whether events or circumstances have occurred that indicate possible impairment and relies on a number of factors, including results of operations, business plans, economic projections and anticipated future cash flows. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to the consolidated statement of operations. During the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 (unaudited), the Company recorded $1.5 million, $0.7 million and $0.7 million in impairment relating to its amortized intangible assets, respectively (see Note 6). During the nine months ended September 30, 2020 (unaudited), the Company recorded no impairments relating to amortized intangible assets. During the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 (unaudited), the Company recorded no impairments for certain long-lived property and equipment (see Note 5).

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable and loans. At December 31, 2018 and 2019 and September 30, 2020 (unaudited), the carrying amounts of cash, accounts receivable, accounts payable and loans approximate fair values because of the short-term nature of these instruments or based on the contractual terms of the long-term debt instruments and market-based expectations.

Fair Value Measurement

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. Fair value is affected by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability and the state of the marketplace including the existence and transparency of transactions between market participants. The Company estimates fair value for the assets and liabilities measured and reported at fair value on a recurring or non-recurring basis by applying the following hierarchy, which prioritizes the inputs used to measure fair value

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement.

•	Level I – Quoted prices are available in active markets for identical assets and liabilities as of the reporting date.
•

Level II – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves and market-corroborated inputs). Pricing inputs are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

•

Level III – Pricing inputs are unobservable for the assets and liabilities and includes situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company’s non-financial assets and liabilities, which include intangible assets and property and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur such that a non-financial instrument is required to be evaluated for impairment, based upon a comparison of the non-financial instrument’s fair value to its carrying value, an impairment is recorded to reduce the carrying value to the fair value, if the carrying value exceeds the fair value. The inputs for fair value calculations of intangible assets and property and equipment, would be based on Level 3 inputs as data used for such fair value calculations would be based on discounted cash flows that are not observable from the market, directly or indirectly. The key variables that drive the discounted cash flow analysis are estimated revenue growth rates, levels of profitability, the terminal value growth rate assumptions and the weighted average cost of capital rate applied, among others.

No long-lived assets were measured at fair value on a recurring basis, and financial instruments measured at fair value on a recurring basis were not material at each of December 31, 2018 and 2019 and September 30, 2020 (unaudited).

Money market funds are highly liquid investments and are actively traded. The pricing information for the Company’s money market funds are readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy. There were no transfers between Levels 1, 2 or 3 for any of the periods presented. As of December 31, 2018 and December 31, 2019, the Company did not hold money market funds. As of September 30, 2020 (unaudited), the Company held $54.7 million in money market funds with no unrealized gains or losses.

Earnings Per Share

For 2018, the Company computed net income per share using the two-class method required for participating securities as its outstanding stock was comprised of both Class A common stock and Class L common stock prior to the cancellation of Class L common stock during the year ended December 31, 2018. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. In calculating earnings per share, the Company’s Class L common stock was considered preferred stock due to its cumulative dividend, liquidation preference and no voting rights. Shares of Class L common stock were participating securities as Class L common stockholders would have participated ratably in dividends paid to Class A common stockholders.

Basic earnings per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted earnings per share is computed using the weighted-average

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Undistributed earnings allocated to participating securities, including undeclared current period cumulative dividends are subtracted from net income in determining net income attributable to common stockholders. During the fiscal year ended December 31, 2018, the Class L common stock was extinguished and the difference between the carrying value of Class L common stock at the time of cancellation and the consideration received by Class L common stockholders was treated as a deemed contribution and has been added to net income to arrive at net income attributable to Class A common stockholders.

Revenue Recognition

The Company derives the majority of its revenue from the sale of connected machines, digital content subscriptions and accessories and materials. The Company markets and sells its products to customers, which include brick-and-mortar and online retail partners as well as users that purchase from the Company’s website at cricut.com.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns, volume rebates and other incentive adjustments or discounts. The estimates of variable consideration are based on historical return experience, historical and projected sales data and current contract terms.

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenue. The Company accounts for shipping and handling activities performed after a customer obtains control of the goods as activities to fulfill the promise to transfer the good. The Company does not incur significant costs to obtain contracts with customers.

The following describes the nature of the Company’s primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions with its customers.

Connected Machines

Connected machines include Cricut Joy, Cricut Explore and Cricut Maker. Payment for sale of products online through the online channel at cricut.com is collected at point of sale in advance of shipping the products. Payment by traditional brick-and-mortar retail partners, including their online channels, is due under customary fixed payment terms. The Company’s contracts with customers for a connected machine contain multiple promises that include hardware, software, unspecified future upgrades and enhancements related to the software and access to the Company’s cloud-based services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately requires significant judgment. The Company’s software used to design, cut and complete projects can be accessed offline or with the cloud-based services at no charge. When accessed with the cloud-based services, users are also able to sync projects across various devices. The connected machines are not able to function without the software, inclusive of firmware and the downloadable software. Together the hardware and software are inputs into providing the essential functionality of the connected machines and

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

are accounted for as a single performance obligation. Revenue is recognized for the single performance obligation of hardware with essential software at a point-in-time when control is transferred, which is either upon shipment or delivery of goods, in accordance with the terms of each contract with the customer.

The promise to provide the customer with unspecified future upgrades and enhancements related to the essential software and the promise to provide access to the Company’s cloud-based services are both distinct performance obligations that provide incremental benefits to the connected machines and are recognized using a time-based output measure over the service period as the customer consumes the benefit of the service each day. The Company estimates the service period since it is not contractually stated. In developing the estimated period of providing future services, the Company considers past history, plans to continue to provide services, expected technological developments, obsolescence, competition and other factors. The estimated service period may change in the future in response to competition, technology developments and the Company’s business strategy.

Judgment is required to determine the SSP for each distinct performance obligation. The Company allocates revenue to each performance obligation based on their relative SSP. The Company estimates SSP for items that are not sold separately, which include the connected machines and related software, unspecified software upgrades and cloud-based services using information that may include the range of prices for the bundle of products and services and the cost of providing the products or services plus a reasonable margin. In developing SSP estimates, the Company also considers the nature of the products and services and the expected level of future services. SSP of the hardware and essential software reflects the Company’s best estimate of the selling price if it was sold regularly on a standalone basis and comprises the majority of the contract value.

Subscriptions

The Company’s paid subscription services relate to Cricut Access and Cricut Access Premium which provide users access to images, fonts and projects, which is in addition to the free service of unspecified future upgrades and enhancements related to the essential software and access to the Company’s cloud-based services noted above. The paid subscription services are offered on a month-to-month or annual basis. Payments for subscription services are due month-to-month or annually in advance. Cricut Access and Cricut Access Premium are generally sold in standalone contracts and reallocations are not required. Revenue related to subscriptions is recognized ratably over the length of the subscription using a time-based output measure as the customer consumes the benefit of the service each day.

Accessories and Materials

The Company also sells accessories and materials (both physical and digital) which generally consist of a single performance obligation and reallocations are not required. Revenue from accessories and materials is recognized at a point-in-time when control is transferred, either upon shipment or delivery of goods, in accordance with the terms of each contract with the customer, or in the case of digital goods, at a point-in-time when the goods are made available to the customer. Payment for sale of accessories and materials through the online channel at cricut.com is collected at point of sale in advance of shipping the products. Payment by traditional brick-and-mortar retail partners, including their online channels, is due under customary fixed payment terms.

Cost of Revenue

Connected Machines

Cost of revenue related to Connected Machines consists of product costs, including costs of contract manufacturers for production, inspecting and packaging, shipping, receiving, handling, warehousing and fulfillment, duties and other applicable importing costs, warranty replacement, excess and obsolete inventory write-downs, tooling and equipment depreciation and royalties.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

Subscriptions

Cost of revenue related to Subscriptions consists primarily of hosting fees, digital content costs, amortization of capitalized software development costs and software maintenance costs.

Accessories and Materials

Costs of revenue related to Accessories and Materials consists of product costs, including costs of components, costs of contract manufacturers for production, inspecting and packaging, shipping, receiving, handling, warehousing and fulfillment, duties and other applicable importing costs, warranty replacement, excess and obsolete inventory write-downs, tooling and equipment depreciation and royalties.

Customer Rebates

The Company participates in promotional and rebate programs with our key brick-and-mortar and online retail partners to enhance the sale of its products. These promotional programs consist of incentives to the Company’s customers, such as advertising allowances, volume and growth incentives, business development, product damage allowances and point-of-sale support. Sales incentives are considered to be variable consideration, which the Company estimates using the expected value method or most likely amount, based upon the nature of the incentive. Sales are reduced by the cost of these promotional and rebate programs and the Company records a related customer rebate liability in its consolidated balance sheets at the date of the transaction.

In limited cases where the customer rebate is specifically for co-operative marketing or advertising campaigns, the Company classifies these expenditures as selling and marketing expenses only if they meet the criteria of being a distinct good or service, are distinct within the context of the contract and the fair value is readily estimable.

Sales Refund Liability

The Company provides its customers a limited right of return with the sale of its products. The Company estimates sales returns and records reserves at the time the related sales are recorded based on historical data and current economic trends. Actual sales returns could differ from these estimates. The Company regularly assesses and adjusts the estimate of accrued sales returns by updating the return rates for actual trends and projected costs. The Company classifies the estimated sales returns as a current liability as they are expected to be paid out in less than one year using the expected-value method. The estimated sales returns are recorded as a reduction of revenue at the time of sale and recorded as a liability on the consolidated balance sheets. At the same time this is recorded, a right of recovery asset is also recorded within inventory. The movements in the sales refund liability were not material for any of the periods presented.

Warranty Reserves

The Company provides an assurance-type limited warranty on most of the products sold. The estimated warranty costs, which are expensed at the time of sale and included in cost of revenue, are based on the results of product testing, industry and historical trends and warranty claim rates incurred and are adjusted for any current or expected trends as appropriate. Actual warranty claim costs could differ from these estimates. The Company regularly assesses and adjusts the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

Changes in the reserve for product warranties were as follows:

	December 31,		September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Warranty reserve, beginning of period	$399	$510	$510	$633
Additions charged to cost of revenue	827	1,014	492	1,362
Repairs and replacements	(716)	(891)	(559)	(1,144)
Warranty reserve, end of period	$510	$633	$443	$851

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. The Company recognizes deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company’s consolidated financial statements. As such, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the deferred tax assets will not be recovered, a valuation allowance is provided by a charge to tax expense to reserve the portion of the deferred tax assets which are not expected to be realized.

Under literature related to uncertain tax provisions, the Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file. The Company recognizes a liability for each uncertain tax position at the amount estimated to be required to settle the issues.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2018 and 2019 and nine months ended September 30, 2019 and 2020 (unaudited), interest or penalties related to income tax matters included in the provision for income taxes have not been material.

Sales Taxes

South Dakota v. Wayfair is a U.S. Supreme Court case that was decided on June 21, 2018 that nullified the physical presence precedent established by Quill Corp. v North Dakota in 1992. The overarching effect of the Wayfair case was that state governments were given the power to impose sales tax on the shipment of goods to customers located within their state boundary even if the seller did not have a physical presence within the state. As such, the Company is required by certain governmental authorities to collect sales taxes on certain transactions. The Company currently collects and reports on sales tax in all states in which it does business. However, the application of existing, new or revised taxes on our business, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. The application of these taxes on our business could also create significant increases in internal costs necessary to capture data and collect and remit taxes. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business. The Company conducts ongoing analysis on state sales tax nexus regulations to determine where collection is necessary. The Company accounts for sales taxes as part of accrued expenses and excludes them from revenue.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

Stock-Based and Stock-Equivalent Compensation

Cricut Holdings has granted to certain of the Company’s employees common incentive units, which include incentive units with a participation threshold and zero strike price incentive units (“CIUs”). CIUs entitle recipients certain interests in Cricut Holdings upon satisfaction of service, performance or market conditions. The awards are equity classified awards. As of December 31, 2019 and September 30, 2020 (unaudited), all outstanding equity-based awards are in the parent company, Cricut Holdings. As the awards are issued by Cricut Holdings, the Company records a capital contribution from Cricut Holdings commensurate with the amount of compensation expense recorded by the Company. The Company records compensation expense for all stock-based awards granted based on the fair value of the award at the time of the grant. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis for awards with only a service condition. The graded vesting method is used for awards that have service and other conditions. Forfeitures are accounted for as they occur.

Cricut Holdings has granted to certain of the Company’s employees incentive unit equivalents (phantom units) which entitle the recipient to receive future compensation based upon satisfaction of service conditions. The amount of compensation is determined by the change in the underlying value of Cricut Holdings common units. The awards are liability classified awards. Since the awards also have a market condition, the Company records stock-based compensation expense over the requisite service period using the graded vesting method. The stock-based equivalent awards are recorded at fair value and are required to be re-measured at fair value at each reporting period during the period from the date of grant through the settlement date. Fair value re-measurement increases and decreases will be recognized as compensation cost over the requisite service period.

The Company estimates the fair value of awards with time-based or performance-based vesting provisions using the Black-Scholes method. The fair value of awards subject to market conditions is estimated using a Geometric Brownian Motion Stock Path Monte Carlo Simulation (“Monte Carlo Simulation”). The determination of the grant date fair value of the awards issued is affected by a number of variables, including the fair value of Cricut Holdings’ units, the expected unit price volatility over the expected life of the awards, the expected term of the award, risk-free interest rates, the expected dividend yield of Cricut Holdings’ units and the likelihood of termination. The Company derives its volatility from the average historical stock volatilities of peer public companies over a period equivalent to the expected term of the awards. The Company estimates the expected term based on the expected time to a liquidation event or other transaction that would result in settlement of the award. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as Cricut Holdings has not paid and does not anticipate paying dividends on its common units other than a one-time dividend paid in 2020. Likelihood of termination for the Monte Carlo Simulation is estimated based upon both historical turnover and anticipated turnover based upon Company or market pressures.

Common Unit Valuations

Fair value of the underlying common units of Cricut Holdings has historically been determined by Cricut Holdings’ Board of Managers (“Board of Managers”) on the date of grant for all awards granted. In the absence of a public trading market, the Board of Managers, with input from management, exercises significant judgment and consider numerous objective and subjective factors to determine the fair value of Cricut Holdings’ common units as of the date of each award grant, including:

•	relevant precedent transactions involving Cricut Holdings’ capital units;
•	Cricut Holdings’ actual consolidated operating and financial performance;
•	current business conditions and projections;
•	Cricut Holdings’ stage of development;
•	the likelihood and timing of achieving a liquidity event, such as an initial public offering, given prevailing market conditions;

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

•	any adjustment necessary to recognize a lack of marketability of the common units;
•	the market performance of comparable publicly traded companies; and
•	U.S. and global capital market conditions.

In addition, Cricut Holdings’ Board of Managers considers the independent valuations completed by a third-party valuation consultant. The valuations of Cricut Holdings’ common units are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Shipping and Handling Revenue and Expenses

Shipping and handling revenue for orders placed by customers is recognized at the time of the sale. Shipping and handling expenses incurred by the Company related to these sales are considered fulfilment costs and reported as costs of revenue at the time of the sale.

Advertising Costs

The Company incurs advertising costs associated with print, digital and other related broadcast advertisements. Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2018 and 2019 was $2.7 million and $4.2 million, respectively, and was $2.3 million and $9.0 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively. Advertising costs include expenditures for shared advertising costs that the Company incurs under its co-operative advertising programs to the extent the fair value of the distinct good or service can reasonably be estimated.

Research and Development (“R&D”)

R&D expense consists of costs associated primarily with engineering, product development, quality assurance, service fees incurred by contracting with vendors and allocated overhead costs. R&D costs are expensed as incurred.

Recently Issued Accounting Standards

Recent accounting standards not yet adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases” (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases, including operating leases. Under the new requirements, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and the right-of-use asset representing the right to the underlying asset for the lease term. For leases with a term of 12 months or less, the lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The standard is effective for fiscal years beginning after December 15, 2021, and to interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the standard and the impact on its consolidated financial statements and footnote disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses” (Topic 326). ASU 2016-13 modifies the measurement of expected credit losses of certain financial instruments, requiring entities to estimate an expected lifetime credit loss on financial assets. This update is effective for fiscal years and interim periods within those years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact this update will have on the Company’s consolidated financial statements and footnote disclosures.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740). ASU 2019-12 removes certain exceptions for investments, intraperiod allocations and interim calculations and adds guidance to reduce complexity in accounting for income taxes. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption is permitted. The Company is currently evaluating the impact this update will have on the Company’s consolidated financial statements and footnote disclosures.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform” (Topic 848). This guidance provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities’ financial reporting burdens as the market transitions from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and generally can be applied through December 31, 2022. The Company is currently evaluating the potential impact of adopting this new accounting guidance but does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

Recent accounting standards which have been adopted

In May 2014, in addition to several amendments issued during 2016, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The Company adopted this ASU effective January 1, 2018 on a full retrospective basis. Adoption of this standard did not result in significant changes to the Company’s accounting policies, business processes, systems or controls, or have a material impact on the Company’s financial position, results of operations or cash flows. Additional disclosures have been included in accordance with the requirement of Topic 606.

3.	Revenue and Deferred Revenue

Deferred revenue relates to performance obligations for which payments have been received by the customer prior to revenue recognition. Deferred revenue primarily consists of deferred subscription-based services. Deferred revenue also includes amounts allocated to the unspecified upgrades and enhancements and the Company’s cloud-based services. The Company had no material contract assets.

The following table summarizes the changes in the deferred revenue balance (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2020
(in thousands)			(unaudited)
Deferred revenue, beginning of period	$6,068	$10,494	$14,566
Recognition of revenue included in beginning of period deferred revenue	(5,408)	(9,424)	(12,227)
Revenue deferred, net of revenue recognized on contracts in the respective period	9,834	13,496	17,551
Deferred revenue, end of period	$10,494	$14,566	$19,890

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

As of December 31, 2019 and September 30, 2020 (unaudited), the aggregate amount of the transaction price allocated to remaining performance obligations was equal to the deferred revenue balance.

The Company expected the following recognition of deferred revenue as of December 31, 2019:

	Year Ending December 31,
	2020	2021	2022	Total
	(in thousands)
Revenue expected to be recognized	$13,114	$1,057	$395	$14,566

The Company expected the following recognition of deferred revenue as of September 30, 2020 (unaudited):

	Year Ending December 31,
	2020	2021	2022	2023	Total
	(in thousands)
Revenue expected to be recognized	$10,470	$7,830	$1,271	$319	$19,890

The Company’s revenue from contracts with customers disaggregated by major product lines, excluding sales-based taxes, are included in Note 16 under the heading “Segment Information.”

Revenue recognized during the nine months ended September 30, 2020 (unaudited) related to performance obligations satisfied or partially satisfied in prior periods was $1.2 million. Revenue recognized during the years ended December 31, 2018 and 2019 related to performance obligations satisfied or partially satisfied in prior periods were not material.

The following table presents the total revenue by geography based on the ship-to address for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
North America*	$330,050	$469,110	$302,787	$553,556
International	9,738	17,444	10,136	34,508
Total revenue	$339,788	$486,554	$312,923	$588,064
*Consists of United States and Canada

4.	Inventories

Inventories of finished goods are comprised of the following:

	Year Ended December 31,		September 30,
	2018	2019	2020
(in thousands)			(unaudited)
Inventories held by the Company	$143,835	$212,911	$206,445
Inventories on consignment held at third party locations	1,314	279	411
Total inventories	$145,149	$213,190	$206,856

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

5.	Property and Equipment

The composition of property and equipment is as follows:

	Year Ended December 31,		September 30,
	2018	2019	2020
(in thousands)			(unaudited)
Computer software, internal-use software and equipment	$29,712	$39,436	$46,750
Furniture and fixtures	4,170	4,825	5,152
Leasehold improvements	1,046	1,932	2,650
Manufacturing tools and equipment	6,564	11,486	13,112
Vehicles	22	22	22
Assets under construction	1,922	3,366	6,981
Total cost of property and equipment	43,436	61,067	74,667
Less: accumulated depreciation	(27,410)	(35,756)	(45,278)
Property and equipment, net	$16,026	$25,311	$29,389

Depreciation expense for the years ended December 31, 2018 and 2019 was $5.0 million and $8.3 million, respectively, and was $5.8 million and $9.5 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively. The cost of assets held under capital leases was $1.8 million at December 31, 2018, December 31, 2019 and September 30, 2020 (unaudited), and the related accumulated depreciation for capital lease assets at December 31, 2018, December 31, 2019 and September 30, 2020 (unaudited) was $1.5 million, $1.6 million and $1.7 million, respectively. Property and equipment, along with all other Company assets, including inventory, are pledged as collateral on the term and revolving loan (see Note 8).

6.	Intangible Assets

The following is a summary of the Company’s intangible assets:

	December 31, 2018
	Gross Carrying Amount	Accumulated Amortization and Impairment	Net
	(in thousands)
Trade names and trademarks	$43,768	$(39,221)	$4,547
Total intangible assets	$43,768	$(39,221)	$4,547

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization and Impairment	Net
	(in thousands)
Trade names and trademarks	$42,301	$(39,261)	$3,040
Total intangible assets	$42,301	$(39,261)	$3,040

	September 30, 2020
	Gross Carrying Amount	Accumulated Amortization and Impairment	Net
	(in thousands) (unaudited)
Trade names and trademarks	$42,301	$(39,831)	$2,470
Total intangible assets	$42,301	$(39,831)	$2,470

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

The Company’s trade names and trademarks have useful lives ranging from 11 to 15 years. Amortization is expensed on a straight-line basis for all intangible assets, as this is the Company’s best estimate of the period of economic benefit to be received.

The Company performed an evaluation of its intangible assets and determined there was an impairment of $1.5 million and $0.7 million during the years ended December 31, 2018 and 2019, respectively, associated with the Company’s former trade name and a product trade name which are no longer in use. The 2019 impairment of $0.7 million was recognized during the nine months ended September 30, 2019 (unaudited). These impairment charges were recognized within sales and marketing expense on the Company’s consolidated statements of operations. Amortization expense of intangible assets totaled $3.0 million and $0.8 million for the years ended December 31, 2018 and 2019, respectively, and totaled $0.6 million for each of the nine months ended September 30, 2019 and 2020 (unaudited).

As of December 31, 2019, estimated future amortization of intangible assets is as follows:

Year Ending December 31,	Amount
(in thousands)
2020	$760
2021	760
2022	760
2023	760
Total	$3,040

As of September 30, 2020 (unaudited), estimated future amortization of intangible assets is as follows:

Year Ending December 31,	Amount
(in thousands)
(unaudited)
2020 (excluding the nine months ended September 30, 2020)	$190
2021	760
2022	760
2023	760
Total	$2,470

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	Year Ended December 31,		September 30,
	2018	2019	2020
(in thousands)			(unaudited)
Customer rebates	$16,562	$16,512	$16,915
Other accrued liabilities and other current liabilities	4,696	12,556	26,020
Total accrued expenses	$21,258	$29,068	$42,935

8.	Term and Revolving Loan

Historical Term and Revolving Loan

During October 2017, the Company entered into a syndicated Credit Agreement with Origin Bank to provide a Revolving Credit Loan and Term Loan. The amount that could be borrowed under the Revolving Credit Loan was $30.0 million and the amount that could be borrowed under the Term Loan was $20.0 million for a total credit facility of $50.0 million. The Company borrowed $20.0 million under the Term Loan in order to repay and cancel loans to a related party, as well as to its previous lender, Sterling National Bank.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

The Term Loan with Origin Bank bore interest at an annual rate equal to the lesser of LIBOR plus 3.0%, or the maximum rate of interest permitted from day-to-day by any applicable state or federal law, with required monthly principal amortization payments of $0.3 million, commencing on December 1, 2017, maturing on October 26, 2022.

On September 7, 2018, the Company amended the Revolving Credit Loan and Term Loan with Origin Bank to increase the amount that could be borrowed under the Revolving Credit Loan from $30.0 million to $50.0 million.

On April 17, 2019, the Company further amended the Credit Agreement with Origin Bank to remove the seasonality restriction on the amount that could be borrowed under the Revolving Credit Loan.

On July 12, 2019, the Company further amended the Credit Agreement with Origin Bank (the “Third Amendment”) to increase the amount that could be borrowed under the Revolving Credit Loan to $80.0 million and the Term Loan commitment to $25.0 million and to amend the interest rates on the Revolving Credit Loan and Term Loan to be LIBOR plus 2.0% to 2.4% and LIBOR plus 2.25%, respectively. The Term Loan has required monthly principal amortization payments of $0.4 million and matures on July 12, 2024. During the years ended December 31, 2018 and 2019, the effective interest rate approximated the stated interest rate. The stated interest rate as of December 31, 2019 on the Term Loan was 4.28%.

Additionally, as part of the Third Amendment, the Company wrote off to interest expense $32,000 in debt issuance costs related to a single lender no longer part of the syndicated loan and third-party fees paid to modify the Term Loan on July 12, 2019. On this date, $0.1 million in new debt issuance costs were also added to the balance. Following the Third Amendment, total debt issuance costs were $0.2 million, of which $0.1 million related to the term loan and $0.1 million related to the Revolving Credit Loan.

The Company’s borrowing capacity on the Revolving Credit Loan is limited to the sum of (a) 85% of eligible accounts receivable as defined by the agreement, (b) 60% of eligible inventory as defined by the agreement and (c) a $7.5 million credit for property and equipment which decreases by $1.0 million annually. The Revolving Credit Loan is subject to availability limitations based on outstanding accounts receivable and inventory balances as reported to Origin Bank and is due on July 12, 2022. The Revolving Credit Loan bears interest at an annual rate equal to the lesser of LIBOR plus a range of 2.0% to 2.4%, or the maximum rate of interest permitted from day-to-day by any applicable state or federal law, and is subject to certain fees including an unused commitment fee of 0.25% which is assessed quarterly. There is no minimum LIBOR rate that may be used for interest calculation purposes. As of December 31, 2018 and 2019, the Company had drawn down $29.3 million and $32.6 million, respectively, on the Revolving Credit Loan. As of December 31, 2019, the Company had $47.4 million available for borrowing under the Revolving Credit Loan.

The Credit Agreement includes several financial and non-financial debt covenants. Management has determined that the Company was in compliance with all financial and non-financial debt covenants as of December 31, 2018 and 2019.

The Term Loan balance consists of the following:

	Year Ended December 31,		September 30,
	2018	2019	2020
(in thousands)			(unaudited)
Term loan	$15,667	$22,916	$—
Unamortized debt issuance costs	—	(94)	—
Total Term Loan	$15,667	$22,822	$—

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

Future maturities of the Term Loan as of December 31, 2019 are as follows:

Year Ending December 31,	Amount
(in thousands)
2020	$5,000
2021	5,000
2022	5,000
2023	5,000
2024	2,916
Total future maturities	$22,916

In September 30, 2020 (unaudited), the Term Loan and Revolving Credit Loan were paid in full and had no outstanding balance as of September 30, 2020.

2020 Credit Agreement

In September 2020, the Company entered into the New Credit Agreement with JPMorgan Chase Bank, N.A., Citibank, N.A. and Origin Bank. The New Credit Agreement replaces the prior amended Credit Agreement with Origin Bank. The New Credit Agreement provides for a three-year asset-based senior secured revolving credit facility of up to $150.0 million, maturing on September 4, 2023. During the term of the New Credit Agreement, the Company may increase the aggregate amount of the New Credit Facility by up to an additional $200.0 million, (for maximum aggregate lender commitments of up to $350.0 million), subject to the satisfaction of certain conditions under the New Credit Agreement, including obtaining the consent of the administrative agent and an increased commitment from existing or new lenders. The New Credit Facility may be used to issue letters of credit, and for other business purposes, including working capital needs.

The amount that can be borrowed under the New Credit Facility is limited to the lesser of (a) the borrowing base minus the aggregate revolving exposure or (b) aggregate lender commitments at any given time. The borrowing base is determined according to certain percentages of eligible accounts receivable and eligible inventory (which may be valued at average cost, market value or net orderly liquidation value), subject to reserves determined by the administrative agent. At any time that the Company’s borrowing base is less than the aggregate lender commitments, the Company can only borrow revolving loans up to the amount of the Company’s borrowing base and not in the full amount of the aggregate lender commitments. As of September 30, 2020 (unaudited), no amount was outstanding under the New Credit Agreement and available borrowings were $81.5 million.

Generally, borrowings under the New Credit Agreement bear interest at a rate based on LIBOR (“Adjusted LIBO rate”) or an alternative base rate (“ABR”), plus, in each case, an applicable margin. The applicable margin will range from (a) with respect to borrowings bearing interest at the ABR, 1.50% to 2.00%, and (b) with respect to borrowings bearing interest at the ABR (i) if the “REVLIBOR30 Screen Rate” (as defined in the New Credit Agreement) is available for such period, 1.50% to 2.00%, or (ii) otherwise, 0.0% to 0.50%, in each case for the previous clauses (a) and (b), based on our “Fixed Charge Coverage Ratio” as defined in the New Credit Agreement.

The New Credit Agreement contains financial covenants during the initial year of the agreement, requiring the Company to maintain a fixed charge coverage ratio of at least 1.0 to 1.0, measured monthly on a trailing 12-month basis. The Company is also subject to this covenant in future periods if the available commitments is less than the greater of $15.0 million and 10% of total commitment made by all lenders. Management has determined that the Company was in compliance with all financial and non-financial debt covenants as September 30, 2020 (unaudited).

During the years ended December 31, 2018 and 2019, $39,000 and $70,000 of debt issuance costs, respectfully, were amortized and included in interest expense in the consolidated statement of operations.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

As of December 31, 2018 and 2019, unamortized debt issuance costs netted against the Revolving Credit Loan were $0.1 million and $0.2 million, respectively.

9.	Income Taxes

Differences between the Company’s effective tax rate and the statutory tax rate relate primarily to state income taxes, non-deductible expenses, tax credits, changes in unrecognized tax benefits and changes in tax estimates recorded during the period. A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate is as follows for the periods indicated:

	Year Ended December 31,
	2018	2019
(in thousands)
Income tax provision at statutory rate	21.0%	21.0%
State taxes, net	3.2	2.4
Stock-based compensation	6.0	0.7
Tax credits	(2.5)	(2.8)
Rate impact from tax reform	(2.2)	-
Return to provision adjustments	(2.4)	0.3
Other	1.0	0.4
Total provision for income taxes	24.1%	22.0%

For the nine months ended September 30, 2019 and 2020 (unaudited), the provision for income taxes, as a percentage of income before income taxes was 21.4 percent and 22.2 percent, respectively, compared with a U.S. federal statutory rate of 21.0 percent. The provision for income taxes varied from the tax computed at the U.S. federal statutory income tax rate for the periods presented primarily due to state taxes, the U.S. research and development tax credit, the tax effects of stock-based compensation, and the Foreign Derived Intangible Income deduction.

Deferred taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company’s net deferred tax assets are comprised of the following:

	December 31,
	2018	2019
(in thousands)
Noncurrent deferred tax assets:
Inventories	$834	$2,903
Deferred rent	179	207
Accounts receivable	6	59
Sales refund liability	135	219
Net operating loss carryforwards	1,382	442
Tax credits	759	1,162
Other	359	433
Gross noncurrent deferred tax assets	3,654	5,425
Valuation allowance	—	—
Total noncurrent deferred tax assets	3,654	5,425
Noncurrent deferred tax liabilities:
Depreciation and amortization	(4,255)	(4,769)
Total noncurrent deferred tax liabilities	(4,255)	(4,769)
Net noncurrent deferred tax assets (liabilities)	$(601)	$656

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

     The provision for income tax consists of the following:

	December 31,
	2018	2019
(in thousands)
Current:
Federal	$5,282	$11,070
State	730	1,244
Total current	6,012	12,314
Deferred:
Federal	2,129	(1,535)
State	580	278
Total deferred	2,709	(1,257)
Income tax provision	$8,721	$11,057

Federal and state net operating loss carryforwards of $0.3 million and $9.6 million expire through 2036. The Company reviews its deferred tax assets for realization based upon historical taxable income, prudent and feasible tax planning strategies, the expected timing of the reversals of existing temporary differences and expected future taxable income. The Company has concluded that it is more likely than not that the net operating loss deferred tax asset and other net deferred tax assets will be realized. Accordingly, the Company has not recorded a valuation allowance against net deferred tax assets for the years ended December 31, 2018 and 2019.

The total balance of unrecognized gross tax benefits for the years ended December 31, 2018 and 2019 resulting primarily from fixed asset and inventory basis differences were as follows:

	Year Ended December 31,
	2018	2019
(in thousands)
Unrecognized tax benefits at beginning of year	$133	$881
Additions based on prior year tax provisions	538	2,780
Additions based on current year tax provisions	210	328
Unrecognized tax benefits at end of year	$881	$3,989

As of December 31, 2018 and 2019, $0.9 million and $1.8 million, respectively, of unrecognized tax benefits would affect our effective tax rate if recognized.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2018 and 2019, interest or penalties related to income tax matters included in the provision for income taxes have not been material.

The Company is currently under examination by the IRS for the 2017 tax year. The Company does not anticipate material adjustments will result from this examination. The Company is subject to U.S. federal and state income tax examination for tax years 2016 and forward.

Impact of Federal Tax Changes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act, which is generally effective for tax years beginning on January 1, 2018, makes broad and complex changes to the U.S. tax code, including, but not limited to, (i) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, (ii) eliminating the corporate alternative minimum tax (“AMT”), (iii) bonus depreciation that will allow for full expensing of qualified property, (iv) creating a new limitation on deductible interest expense and (v) changing rules related to uses and limitation of net operating loss carryforwards created in tax years

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

beginning after December 31, 2017, including limiting utilization of net operating loss carryforwards to 80% of taxable income.

Pursuant to the relief provided by accounting standards, given the amount and complexity of the changes in the tax law resulting from the Tax Act, the Company had not finalized the accounting for the income tax effects of the Tax Act as of December 31, 2017.

In 2018, the Company completed its accounting for the impacts of the Tax Act and as a result the Company recorded an additional $0.7 million tax benefit to correct the provisional amounts recorded in 2017.

10.	Capital Structure

As of each of December 31, 2018 and 2019, the Company had 4,000,000 shares of Class A common stock authorized and 3,238,427 shares of Class A common stock outstanding. The holders of shares of Class A common stock have one vote on all matters submitted to the stockholders for each share held. Prior to its cancellation in 2018, the Company also had an additional class of common stock, Class L. Class L common stock included cumulative dividends (if declared and authorized), and a return of invested capital prior to distributions to Class A stockholders. Additionally, Class L stockholders participated equally with Class A stockholders in any remaining distributions and had no voting rights. In 2018, the Company and the Class L stockholders reached an agreement in which the Class L stock was cancelled for no consideration as Cricut Holdings was the sole holder of the Company’s Class A shares and Class L shares. At the time of cancelation, there were no deemed or declared distributions authorized or announced.

On September 2, 2020, each share of Class A common stock of the Utah corporation was exchanged for one share of common stock of the Delaware corporation. As of September 30, 2020 (unaudited), the Company had 4,000,000 shares of common stock authorized and 3,238,427 shares of common stock outstanding.

In September 2020 (unaudited), the Company declared and paid a cash dividend of $51.2 million or $15.81 per share.

11.	Stock-Based Compensation

On February 2, 2016, the Company’s parent, Cricut Holdings, authorized an Incentive Unit Compensation Plan (the “IU Plan”) that allows for issuances of CIUs. The IU Plan was authorized to award 84,734,482 and 104,003,706 CIUs at December 31, 2018 and 2019, respectively. The IU Plan was authorized to award 123,770,127 CIUs at September 30, 2020 (unaudited). The participation threshold of the awards granted under the IU Plan is typically equal to the fair market value of Cricut Holdings’ membership units at the date of the grant, except zero strike price incentive unit awards which have no participation threshold. Each grant made prior to June 22, 2018 contained a performance condition for a portion of the award and a service condition for the remaining portion of the award that impacted vesting.

On June 22, 2018, the Board of Managers approved an amendment to the IU Plan amending the vesting conditions for all awards previously issued under the IU Plan. The amendment resulted in changing the performance condition to a service-based condition. The change in vesting conditions under the June 22, 2018 amendment was accounted for as a Type III modification under ASC 718 wherein, for accounting purposes, the portion of the award previously subject to the performance condition was effectively cancelled and a new award was granted subject to service-based conditions. The fair value of the new awards issued as a result of the modification was determined on the modification date. The stock-based compensation cost from these new awards was $10.6 million for the year ended December 31, 2018. All awards issued after the amendment to the IU Plan only have service-based conditions.

On January 25, 2020, the Board of Managers approved an amendment to the IU Plan amending the vesting conditions for all awards granted under the IU Plan prior to May 6, 2019 which previously vested over a period of five years. The amendment resulted in a change in the vesting schedule of the awards

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

such that the awards vest in equal annual installments of 25% over a period of four years. The change in vesting conditions under the January 25, 2020 amendment was accounted for as a Type I modification under ASC 718. This modification did not result in incremental fair value as the terms effecting the estimated fair value were not modified.

Stock-based Compensation Cost

The following table shows the stock-based compensation cost related to the equity incentive plans by award type for the year ended December 31, 2018 and 2019 and nine months ended September 30, 2019 and 2020:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Equity classified incentive units	$10,766	$1,625	$1,199	$3,258
Liability classified incentive unit equivalents	25	305	63	2,141
Total stock-based compensation	$10,791	$1,930	$1,262	$5,399

The following table sets forth the total stock-based compensation expense included in the Company’s consolidated statements of operations and comprehensive income for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Cost of revenue
Connected machines	$11	$2	2	5
Subscriptions	51	11	8	22
Accessories and materials	—	—	—	—
Total cost of revenue	62	13	10	27
Research and development	5,467	881	675	1,984
Sales and marketing	2,843	623	307	2,278
General and administrative	2,006	328	205	672
Total stock-based compensation expense	$10,378	$1,845	1,197	4,961

For the years ended December 31, 2018 and 2019 and nine months ended September 30, 2019 (unaudited) stock-based compensation capitalized to inventories was not material. During the nine months ended September 30, 2020 (unaudited), the Company capitalized $0.3 million of stock-based compensation to inventories.

As of December 31, 2019 and September 30, 2020 (unaudited), there was $5.2 million and $12.8 million, respectively, of unrecognized stock-based compensation cost related to equity classified incentive units which is expected to be recognized over a weighted-average period of 3.4 years.

As of December 31, 2019 and September 30, 2020 (unaudited), there was $0.6 million and $3.2 million, respectively, of unrecognized stock-based compensation cost related to liability classified incentive unit equivalents which is expected to be recognized over a weighted-average period of 2.9 years and 2.1 years, respectively.

Equity Classified Units

The Company’s parent, Cricut Holdings, has granted CIUs to employees of the Company. During the years ended, December 31, 2018 and 2019, these awards generally vested 12.5% annually for each of the first four years of service and 50% after the fifth year of service. Following the amendment of these awards

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

in January 2020 (unaudited), these awards vest 25% annually over four years of service. The Company has also granted a performance-based incentive unit, which is discussed later. These awards are collectively referred to as equity classified incentive units. All equity classified incentive units have indefinite contract terms and, once vested, will remain outstanding until liquidation of Cricut Holdings or until repurchased by Cricut Holdings.

A summary of the equity classified incentive units activity for the year ended December 31, 2019 and the nine months ended September 30, 2020 (unaudited) is as follows:

	Equity Incentive Units	Weighted- Average Participation Threshold	Aggregate Intrinsic Value
			(in thousands)
Outstanding at December 31, 2018	68,278,186	$0.52	$36,986
Granted	11,475,000	$0.78
Exercised	(412,500)	$0.19
Forfeited / Cancelled	(2,194,375)	$0.36
Outstanding at December 31, 2019	77,146,311	$0.57	$109,281
Granted (unaudited)	16,299,124	2.71
Exercised (unaudited)	(1,543,861)	0.18
Forfeited / Cancelled (unaudited)	(918,750)	0.72
Outstanding at September 30, 2020 (unaudited)	90,982,824	$0.96	$328,596
Vested at December 31, 2019	42,779,991	$0.10	$74,724
Vested at September 30, 2020 (unaudited)	52,909,049	$0.20	$228,691

The following table summarizes the unvested equity classified incentive units activity for the year ended December 31, 2019 and nine months ended September 30, 2020 (unaudited):

	Number of Awards	Weighted- Average Grant Date Fair Value Per Unit
Unvested at December 31, 2018	28,231,583	$0.17
Granted	11,475,000	$0.28
Vested	(3,145,888)	$0.22
Forfeited	(2,194,375)	$0.26
Unvested at December 31, 2019	34,366,320	$0.20
Granted (unaudited)	16,299,124	$0.69
Vested (unaudited)	(11,738,544)	$0.23
Forfeited (unaudited)	(853,125)	$0.33
Unvested at September 30, 2020 (unaudited)	38,073,775	$0.40

The weighted-average grant date fair value of equity classified incentive units granted during 2018, 2019 and the nine months ended September 30, 2020 (unaudited) was $0.13, $0.28 and $0.69, respectively. The total intrinsic value of equity classified incentive units exercised during 2018, 2019 and the nine months ended September 30, 2020 (unaudited) was $0.2 million, $0.3 million and $2.8 million, respectively. The total fair value of equity classified incentive units vested during 2018, 2019 and the nine months ended September 30, 2020 (unaudited) was $3.0 million, $0.4 million and $3.0 million, respectively.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

The fair value of CIUs was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Fair value of unit	$0.48	$0.80	$0.80	$2.21
Expected life (in years)	3.7	3.5	3.5	3.5
Expected volatility	38.1%	42.9%	42.9%	48.3%
Risk-free rate	2.5%	2.3%	2.3	0.7%
Expected dividend yield	0.0%	0.0%	0.0	0.0%

During the year ended December 31, 2018, the Company issued service and market-based incentive units to an employee under the Plan. The recipient was awarded nine million incentive equity units comprised of three distinct tranches each containing three million units. The first tranche is subject to service conditions only. During the years ended, December 31, 2018 and 2019, the first tranche vested 12.5% annually for each of the first four years of service and 50% after the fifth year of service. Following the amendment of these awards in January 2020 (unaudited), these awards vest 25% annually over four years of service. The second and third tranches are subject to the same service vesting conditions as tranche one; however, they are also subject to a market vesting condition wherein the fair value of the Cricut Holdings common units must exceed a determined price threshold. In the absence of a public trading market, the fair value of a common unit is derived through a valuation technique allowed under ASC 718. The fair value of the common unit must exceed the determined price threshold for two consecutive board meetings. If the Company becomes publicly traded, the fair market value of the common unit (or stock equivalent) must exceed the fair value threshold for 100 out of 120 consecutive trading days. The determined price thresholds are $3.00 and $4.00 for the second and third tranches. In the event of a change in control, all unvested units would immediately vest subject to the recipient being employed through the date of the event and any applicable price thresholds being met at the time of the change in control. In the event the recipient was terminated for cause, all incentive units, whether unvested or vested are immediately forfeited.

The incentive units represent a net profits interest and only pay out upon the occurrence of a liquidation event such as a change in control transaction. In addition, the units do not participate until the sum of distributions and capital appreciation of the common units from the date of grant of the incentive units equals $2.00 per unit.

On the date of grant, the Company determined the fair value of this award to be $0.3 million based upon a Monte Carlo Simulation. The significant assumptions used in the Monte Carlo Simulation were as follows:

Fair value of unit	$0.58
Participation threshold	$2.00
Risk-free rate	2.96%
Volatility	46.3%
Fair value thresholds	$3.00 - 4.00
Timing of liquidity event	3-5 years
Likelihood of termination	10.0%

During the nine months ended September 30, 2020, the Company issued service and market-based incentive units to an employee under the Plan. The recipient was awarded three million incentive equity units comprised of three distinct tranches each containing one million units. The first tranche is subject to service conditions wherein vesting of the award is ratable over four years. The second and third tranches are subject to the same service vesting conditions as tranche one; however, they are also subject to a market vesting condition wherein the fair value of the Cricut Holdings common units must exceed a

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

determined price threshold. In the absence of a public trading market, the fair value of a common unit is derived through a valuation technique allowed under ASC 718. The fair value of the common unit must exceed the determined price threshold for two consecutive board meetings. If the Company becomes publicly traded, the fair market value of the common unit (or stock equivalent) must exceed the fair value threshold for 100 out of 120 consecutive trading days. The determined price thresholds are $6.00 and $7.00 for the second and third tranches, respectively. In the event of a change in control, all unvested units would immediately vest subject to the recipient being employed through the date of the event and any applicable price thresholds being met at the time of the change in control. In the event the recipient was terminated for cause, all incentive units, whether unvested or vested are immediately forfeited.

The incentive units represent a net profits interest and only pay out upon the occurrence of a liquidation event such as a change in control transaction. In addition, the units do not participate until the sum of distributions and capital appreciation of the common units from the date of grant of the incentive units equals $5.00 per unit.

On the date of grant, the Company determined the fair value of this award to be $2.3 million based upon a Monte Carlo Simulation. The significant assumptions used in the Monte Carlo Simulation were as follows:

Fair value of unit	$2.95
Participation threshold	$5.00
Risk-free rate	0.24%
Volatility	51.12%
Fair value thresholds	$6.00 - 7.00
Timing of liquidity event	2 - 6 years
Likelihood of termination	10.0%

Liability Classified Incentive Unit Equivalents

The Company has issued incentive unit equivalents (phantom units) to various employees under the Plan. The incentive unit equivalents pay out upon the occurrence of a liquidation event such as a change in control transaction. In addition, the units do not participate until the sum of distributions and capital appreciation of the common units from the date of grant of the incentive units equals a specified participation threshold per unit. The incentive unit equivalents do not represent any kind of legal equity interest in the Company or the parent Company and require cash settlement. Accordingly, the incentive unit equivalent awards are accounted for as liability classified awards and require initial and subsequent measurement at fair value.

During the years ended, December 31, 2018 and 2019, these awards generally vested 12.5% annually for each of the first four years of service and 50% after the fifth year of service. Following the amendment of these awards in January 2020 (unaudited), these awards vest 25% annually over four years of service. All liability classified incentive units have indefinite contract terms and, once vested, will remain outstanding until liquidation of Cricut Holdings or until repurchased by Cricut Holdings.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

A summary of the liability classified incentive unit equivalents activity for the year ended December 31, 2019 and the nine months ended September 30, 2020 (unaudited) is as follows:

	Liability Incentive Equivalents	Weighted- Average Participation Threshold	Aggregate Intrinsic Value
			(in thousands)
Outstanding at December 31, 2018	550,000	$0.60	$96
Granted	308,961	$0.83	$-
Outstanding at December 31, 2019	858,961	$0.68	$1,006
Granted (unaudited)	1,121,205	2.20
Forfeited	(10,000)	$0.77
Outstanding at September 30, 2020 (unaudited)	1,970,166	1.53	5,886
Exercisable at December 31, 2019	—	$-	$-
Exercisable at September 30, 2020 (unaudited)	—	$-	$-
Vested and expected to vest at December 31, 2019	858,961	$0.68	$1,006
Vested and expected to vest at September 30, 2020 (unaudited)	1,970,166	$1.53	$5,886

The following table summarizes the unvested liability classified incentive unit equivalents activity for the year ended December 31, 2019 and the nine months ended September 30, 2020 (unaudited):

	Number of Awards	Weighted- Average Grant Date Fair Value Per Unit
Unvested at December 31, 2018	550,000	$1.17
Granted	308,961	$1.01
Vested	—	—
Forfeited	—	—
Unvested at December 31, 2019	858,961	$1.11
Granted (unaudited)	1,121,205	$1.69
Forfeited (unaudited)	(10,000)	$1.17
Unvested at September 30, 2020 (unaudited)	1,970,166	$1.44

The weighted-average fair value of liability classified incentive unit equivalents granted during 2018, 2019 and the nine months ended September 30, 2020 (unaudited) was $1.17, $1.01 and $1.69, respectively.

The Company estimates the fair value of liability classified incentive unit equivalents at each reporting date using the Monte Carlo Simulation. The significant assumptions used in the Monte Carlo Simulation for the periods indicated were as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Fair value of unit	$0.77	$1.85	$0.86	$4.52
Expected life (in years)	3 - 5	3 - 5	3 - 7	0.5 - 5
Expected volatility	46.8%	40.2%	39.5%	50.9%
Risk-free rate	2.5%	1.6%	1.6%	0.2%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Likelihood of termination	10.0%	10.0%	10.0%	10.0%

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

Liability classified incentive unit equivalents are included in accrued expenses per the Company’s consolidated balance sheets and the rollforward of this liability is as follows (in thousands):

Balance at December 31, 2017	$—
Stock-based compensation during year	25
Balance at December 31, 2018	25
Stock-based compensation during year	305
Purchased unit equivalents during year	30
Balance at December 31, 2019	$360
Stock-based compensation during year (unaudited)	2,141
Purchased unit equivalents during year (unaudited)	171
Balance at September 30, 2020 (unaudited)	$2,672

12.	Commitments and Contingencies

Lease commitments

The Company leases certain equipment and furniture under capital leases. These capital leases generally contain a discounted buyout option at the end of the initial lease terms, which range between 36 and 60 months.

Operating lease payments primarily relate to the Company’s lease of office and warehousing space and leases of computer equipment under operating leases. The leases provide for monthly payments with expirations through July 31, 2025. Certain of these arrangements include free rent, landlord incentives, escalating lease payments, renewal provisions and other provisions which require the Company to pay taxes, insurance, maintenance costs or defined rent increases.

The Company’s operating lease for its corporate headquarters in South Jordan, Utah originally commenced in 2015 and extends through July 2025 and may be renewed for an additional five-year period. As of December 31, 2019, future minimum lease payments under this lease were $15.4 million.

In October 2019, the Company entered into an operating lease for Cricut Member Care facilities in Provo, Utah which commenced in January 2020 and extends through July 2025 with a renewal option for an additional five years. The lease contains a tenant improvement allowance amounting to $0.7 million and a rent abatement period through September 2020. This allowance will be reflected as a reduction in rent expense over the life of the lease on a straight-line basis in the consolidated statements of operations and as a leasehold improvement within property and equipment, net in the consolidated balance sheets. Deferred rent associated with the rent abatement is included in accrued expenses and other current liabilities and other non-current liabilities in the consolidated balance sheets. As of December 31, 2019, future minimum lease payments under this lease were $3.9 million.

Amortization expense for the assets under capital lease is computed using the straight-line method over the shorter of the estimated useful life or term of each lease and is included in depreciation expense. Accumulated amortization is included in property and equipment, net, on the consolidated balance sheets.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

The future minimum lease payments under non-cancellable capital and operating leases and future minimum payments to be received under non-cancellable subleases at December 31, 2019 were as follows:

Year Ending December 31,	Capital Leases	Operating Leases
	(in thousands)
2020	$87	$3,442
2021	43	3,576
2022	—	3,538
2023	—	3,630
2024	—	3,724
Thereafter	—	2,140
Less: minimum payments to be received from non-cancellable subleases	—	(188)
Total minimum lease payments, net	130	19,862
Less: amount representing interest (at 15%)	(11)
Present value of future minimum lease payments	119
Less: current portion	(81)
Non-current portion	$38

The future lease payments under non-cancellable operating leases include the expense for one location that is subleased. Rent expense totaled $3.3 million and $4.2 million for the years ended December 31, 2018 and 2019, respectively. Rent expense totaled $2.5 million and $3.2 million for the nine months September 30, 2019 and 2020 (unaudited), respectively. Sublease rental income was $0.8 million and $0.9 million for the years ended December 31, 2018 and 2019, respectively. Sublease rental income was $0.6 million and $0.3 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

Royalties

As of December 31, 2019, the Company has minimum royalty commitments with three companies for a total of $0.3 million that will expire at various dates during 2020 and 2021.

Litigation

The Company is subject to certain outside claims and litigation arising in the ordinary course of business. Management is not aware of any contingencies which it believes will have a material effect on its financial position, results of operations or liquidity.

13.	Related Party Transactions

During 2018 and 2019 and the nine months ended September 30, 2019 and 2020 (unaudited), the Company received $2.7 million, $1.3 million, $0.8 million and $1.1 million, respectively, of capital contributions from its parent company, Cricut Holdings, as a result of additional common units issued by Cricut Holdings at the estimated fair value of the underlying units. The equity offering was purchased by a subset of current common unitholders of Cricut Holdings and new common unitholders employed by the Company.

14.	Employee Benefit Plan

The Company sponsors a 401(k) plan for the benefit of its employees who have attained at least 18 years of age. The Company matches 50% of the first 12% of an employee’s salary contributed to the plan on the first day of the month following their hire date. The Company contributed $0.7 million and $1.0 million for the years ended December 31, 2018 and 2019, respectively. The Company contributed $0.7 million and $0.9 million for the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

15.	Net Income Per Share

The computation of net income per share is as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands except share and per share amounts)			(unaudited)
Basic and diluted earnings per share
Net income	$27,432	$39,211	$31,422	$93,130
Less: Earnings allocated to participating securities	(5,120)	—	—	—
Plus: Deemed contribution on cancellation of Class L shares	27,025	—	—	—
Net income attributable to common stockholders, basic and diluted	$49,337	$39,211	$31,422	$93,130
Weighted-average common shares outstanding used to compute earnings per share attributable to common stockholders, basic and diluted	3,238,427	3,238,427	3,238,427	3,238,427
Earnings per share attributable to common stockholders, basic and diluted	$15.23	$12.11	$9.70	$28.76

During the year ended December 31, 2018, the Company cancelled all outstanding shares of Class L common stock. In calculating earnings per share, Class L common stock is considered preferred stock due its cumulative dividend, liquidation preference and no voting rights. Therefore, the carrying value of Class L common stock was considered a deemed contribution and added to net income in arriving at earnings available to Class A common stockholders, since Class L common stockholders received no consideration in exchange for the shares.

16.	Segment Information

The Company applies ASC Topic 280, Segment Reporting, in determining reportable segments for its financial statement disclosure. The Company’s operating segments are generally organized by the type of product or service offered. Similar operating segments have been aggregated into three reportable segments: Connected Machines, Subscriptions and Accessories and Materials. Segment information is presented in the same manner that the Company’s Chief Operating Decision Maker (“CODM”) reviews the results of operations in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of revenue incurred by the segment. The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis. As of December 31, 2018 and 2019 and September 30, 2020 (unaudited), long-lived assets located outside the United States, primarily located in China, were $2.1 million, $6.9 million and $9.1 million, respectively.

The Connected Machines segment derives revenue from the sale of its connected machine hardware and related essential software. The Subscriptions segment derives revenue primarily from monthly and annual subscription fees and a minimal amount of revenue allocated to the unspecified future upgrades and enhancements related to the essential software and access to the Company’s cloud-based services. The Accessories and Materials segment primarily consists of craft, DIY and home décor products. There are no internal revenue transactions between the Company’s segments.

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

Key financial performance measures of the segments including revenue, cost of revenue and gross profit are as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
(in thousands)			(unaudited)
Connected Machines:
Revenue	$147,081	$198,144	$118,183	$245,799
Cost of revenue	127,546	176,894	100,658	205,645
Gross profit	$19,535	$21,250	$17,525	$40,154

Subscriptions:
Revenue	$31,300	$53,829	$38,218	$74,414
Cost of revenue	5,027	8,827	6,079	8,961
Gross profit	$26,273	$45,002	$32,139	$65,453

Accessories and Materials:
Revenue	$161,407	$234,581	$156,522	$267,851
Cost of revenue	96,119	158,483	103,954	165,833
Gross profit	$65,288	$76,098	$52,568	$102,018

Consolidated:
Revenue	$339,788	$486,554	$312,923	$588,064
Cost of revenue	228,692	344,204	210,691	380,439
Gross profit	$111,096	$142,350	$102,232	$207,625

17.	Subsequent Events

Management has evaluated subsequent events through November 10, 2020 for the annual consolidated financial statements, which is the date they were available to be issued.

During February, March and August of 2020, the Company issued 663,886 common units in the Company’s parent entity, Cricut Holdings, to certain employees in exchange for total cash proceeds of $1.2 million.

Since January 1, 2020, the Company has repurchased 1,662,169 common units in the Company’s parent entity, Cricut Holdings, from current and former employees for total cash payout of $3.0 million.

In January 2020, the Board of Managers amended the vesting schedule for all stock-based awards issued prior to May 6, 2019 from 12.5% of the awards vesting after year one, two, three and four, with the remaining 50% vesting after year five to 25% of the awards vesting after year one, two, three and four.

COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

In response to the pandemic, the Company reduced its operating expenses through targeted reductions in force, reductions in executive compensation and eliminating discretionary spending during the pandemic. Many of these reductions were later reversed. The Company does not have any brick-and-

Cricut, Inc.

Notes to Consolidated Financial Statements (continued)

mortar locations but sells to multiple resellers and distributors who operate physical locations. The majority of these customers are still open but have seen varying levels of business interruption due to hour restrictions, government directives and other various factors. The Company’s online, direct-to-consumer business remains active to serve its customers. Additionally, the Company contracts with third parties in the United States, Europe and China to warehouse and ship goods and in China and Malaysia to produce goods. While there has not been significant, complete and prolonged closures of the warehouses and production facilities, the Company cannot rule out the possibility of this occurring.

Although it is not possible to reliably estimate the length or severity of this outbreak and hence its financial impact, any prolonged closing of the stores operated by resellers and distributors and/or its warehouse and production facilities may adversely affect the Company’s sales levels, results of operations, financial condition and liquidity for fiscal year 2020 and beyond.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief and Economic Security (CARES) Act.” The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions and technical corrections to tax depreciation methods for qualified improvement property.

Debt Transactions

On September 4, 2020, the Company entered into a credit agreement (the “New Credit Agreement”) with JP Morgan Bank. The New Credit Agreement replaces the Company’s prior amended Revolving Credit Loan and Term Loan with Origin Bank. The New Credit Agreement provides for a three-year asset-based senior secured revolving credit facility (“Credit Facility”) of up to $150 million, maturing on September 4, 2023. In addition, during the term of the New Credit Agreement, the Company may increase the aggregate amount of the Credit Facility by up to an additional $200 million, subject to customary conditions, including obtaining a commitment from participating lenders (or another lender, if applicable) to such increase. Costs related to the New Credit Agreement and may be used to issue letters of credit, and for other business purposes, including working capital needs.

The New Credit Agreement contains financial covenants during the initial year of the agreement, requiring the Company to maintain a fixed charge coverage ratio of at least 1.0 to 1.0, measured monthly on a trailing 12-month basis. The Company is also subject to this covenant in future periods if the available commitments, less overdue payables, is less than $15 million.

Dividend

In September 2020, the Company declared and paid a dividend to Class A common stockholders totaling $51.2 million.

18.	Subsequent Events (unaudited)

Management has evaluated subsequent events through February 1, 2021 for the unaudited interim consolidated financial statements which is the date they were available to be issued.

Since November 10, 2020, the Company issued 301,541 common units in the Company’s parent entity, Cricut Holdings, to certain employees in exchange for total cash proceeds of $1.4 million.

Since November 10, 2020, the Company repurchased 33,186 common units in the Company’s parent entity, Cricut Holdings, from current and former employees for $0.15 million.

               Shares

Cricut, Inc.

Common Stock

Goldman Sachs & Co. LLC

Morgan Stanley

Citigroup

Barclays

Baird

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement that will be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we have issued the following unregistered securities:

Incentive Unit Issuances

From January 1, 2018 through February 1, 2021, we issued to our officers, directors, employees, consultants and other service providers an aggregate of 51,048,163 incentive units of Cricut Holdings with participation thresholds ranging from $0.00 to $7.00 per unit, for a weighted-average participation threshold of $1.73 per unit.

Purchased Unit Issuances

From January 1, 2018 through February 1, 2021, we issued and sold to our officers, directors, employees, consultants and other service providers an aggregate of 10,140,781 purchased units of Cricut Holdings with participation thresholds ranging from $0.35 to $4.52 per unit, for a weighted-average purchase price of $0.63 per unit.

Option Issuances

In the fourth quarter of 2020, we issued to our employees, consultants and other service providers an aggregate of $1,172,000 options to purchase zero strike price incentive units of Cricut Holdings at an exercise price of $4.52 per unit.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act including by virtue of Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Exhibit Index immediately before the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect immediately prior to the completion of this offering.

3.3*	Bylaws of the registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect immediately prior to this offering.

4.1*	Form of common stock certificate of the registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+*	Outside Director Compensation Policy.

10.3+*	Form of Incentive Unit Award Agreement.

10.4+*	Form of Incentive Unit Purchase Agreement.

10.5+*	Form of Incentive Unit Subscription Agreement.

10.6+*	Form of Zero Strike Incentive Unit Subscription Agreement.

10.7+*	Form of Announcement of Bonus Award and Bonus Award Agreement.

10.8+*	Form of Announcement of Bonus Purchase and Bonus Purchase Agreement.

10.9+*	Cricut, Inc. 2021 Equity Incentive Plan and related form agreements.

10.10+*	Confirmatory Employment Letter between the registrant and Ashish Arora, dated as of , 2021.

10.11+*	Confirmatory Employment Letter between the registrant and Martin F. Petersen, dated as of , 2021.

10.12+*	Confirmatory Employment Letter between the registrant and Donald B. Olsen, dated as of , 2021.

10.13+*	Confirmatory Employment Letter between the registrant and Gregory Rowberry, dated as of , 2021.

10.14	Office Lease, dated as of November 20, 2014, between the registrant and Riverpark Five, LLC.

10.15	First Amendment to Office Lease, dated as of January 6, 2017, between the registrant and Riverpark Five, LLC.

10.16	Second Amendment to Office Lease, dated as of January 18, 2018, between the registrant and Riverpark Five, LLC.

10.17	Amended and Restated Third Amendment to Office Lease, dated as of March 16, 2018, between the registrant and Riverpark Five, LLC.

10.18	Credit Agreement dated as of September 4, 2020, among the registrant, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., Citibank, N.A. and Origin Bank.

Exhibit Number	Description

10.19	Supply Agreement between the registrant and Xiamen Intretech, Inc., dated August 19, 2018.

10.20*	Cricut, Inc. 2021 Employee Stock Purchase Plan and related form agreements.

21.1*	List of subsidiaries of the registrant.

23.1*	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm, as to the registrant.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement on Form S-1).

99.1#	Consent of YouGov America.

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in South Jordan, Utah, on the              day of             , 2021.

CRICUT, INC.
By:
Ashish Arora
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ashish Arora, Martin F. Petersen and Donald B. Olsen, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Ashish Arora	Chief Executive Officer and Director (Principal Executive Officer)

Martin F. Petersen	Chief Financial Officer (Principal Financial Officer)

Controller
Ryan Harmer	(Principal Accounting Officer)

Len Blackwell	Director

Steven Blasnik	Director

Russell Freeman	Director

Jason Makler	Director and Chair of Board of Directors

Billie Williamson	Director